FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 28, 2004

Commission File Number: 0-15850

ANSELL LIMITED
(Translation of registrant's name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "anticipate," "approach," "begin," believe," "continue," "expect," "forecast," "going forward," "improved," "likely," "look forward," "opportunity," "outlook," "plans," "potential," "proposal," "should" and "would" and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company's business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell

FINANCIAL REPORT 2004



Financial Report of Ansell Limited and Controlled Entities - 2004

Please note that the Annual Review 2004 contains the Concise Financial Report of Ansell Limited which is derived from the Financial Report 2004. The Annual Review 2004 does not constitute part of this report.

Both the Annual Review 2004 (containing the Concise Financial Report) and the Financial Report 2004 are available from the Company's website (www.ansell.com) or upon request. Information on the web site does not constitute part of this report.

Ansell Limited
ACN 004 085 330
678 Victoria Street
Richmond, VIC
Telephone (61 3) 9270 7270
Facsimile (61 3) 9270 7300

Financial Statements - 30 June 2004

Table of Contents:

Board of Directors

THE BOARD OF DIRECTORS OF ANSELL LIMITED AT THE DATE OF THIS REVIEW COMPRISES:

EDWARD D TWEDDELL, BSc, MBBS (HONS), FRACGP, FAICD

Chairman and Non-executive Director since October 2001. A Director of Australia Post and CSIRO, he is also Chairman of the Nepenthe Group Pty Ltd.

Dr Tweddell's experience includes 10 years with a multi-national pharmaceutical company primarily involved in medical affairs and drug development, an appointment as President and Chief Executive of a consumer-products and healthcare company in Japan, and eight years as Chief Executive of an Australian-based pharmaceutical company.

Dr Tweddell resides in Adelaide and is aged 63.

DOUGLAS D TOUGH, MBA, BBA

Managing Director and Chief Executive Officer since 1 July 2004.

Prior to joining Ansell, Mr Tough spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, most recently as President and Chief Executive Officer of its largest division worldwide, Dr Pepper/Seven Up, North America.

Mr Tough has also had some 12 years experience with Proctor & Gamble in various sales and marketing assignments. Mr Tough holds an MBA from the University of Western Ontario, Canada, and a BBA from the University of Kentucky.

Mr Tough resides in New Jersey, USA and is aged 55.

PETER L BARNES, B.COM, (HONS) MBA MELB

Appointed Non-executive Director in October 2001. He is Chairman of Samuel Smith & Son Pty Limited and a Director of The News Corporation Limited and Metcash Trading Limited. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.

Mr Barnes brings to the Board his experience in senior roles in finance, marketing and general management in the international arena. His background includes a long career with a leading global consumer marketing organisation in USA, Europe, Asia and Australia.

Mr Barnes resides in Sydney and is aged 61.

L. DALE CRANDALL, MBA UC BERKELEY, CPA

Non-executive Director since November 2002. Director of Union Bank of California, Covad Communications Group and BEA Systems, Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the United States.

Mr Crandall resides in San Francisco, USA and is aged 63.

HERBERT J ELLIOTT, AC, MBE, MA CANTAB.

Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Fortescue Metals Group Limited and Board member of Athletics Australia.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for Puma, the sporting goods company.

Mr Elliott resides in Perth and is aged 66.

MICHAEL J McCONNELL, AB, MBA (HONS) VIRGINIA

Managing Director of Shamrock Capital Advisors Inc. and Shamrock Holdings Inc. and Chairman of Shamrock's Investment Committee. He is also a Director of Neo Technology Ventures and a former Director of Nuplex Industries.

Mr McConnell was appointed to the Board on 16 April 2004, having actively served as Alternate Director to Stanley Gold since October 2002.

Mr McConnell has an investment banking background having served with Kidder Peabody and Merrill Lynch. He received an AB from Harvard University in Economics, and an MBA with honours from The Darden School of The University of Virginia.

Mr McConnell resides in Los Angeles, USA and is aged 38.

STANLEY P GOLD, AB, JD
(ALTERNATE TO MR McCONNELL SINCE 16 APRIL 2004)

Non-executive Director since October 2001. President and Chief Executive Officer of Shamrock Holdings Inc., President of Shamrock Capital Advisors Inc., and Chairman of Tadiran Communications Ltd.

Mr Gold is a former Managing Partner of a prominent Los Angeles law firm and has specialised in corporate acquisitions, sales and financing. He has served as President and Chairman of a number of companies in the United States and Israel.

Mr Gold resides in Los Angeles, USA and is aged 61.

Corporate Governance

INTRODUCTION

The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Listing Rules of the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company's Constitution.

The Board regularly reviews and updates its corporate governance policies, to ensure that the Company's policies remain in accordance with best practice. The Board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance 'best practice'.

The Board has for some time satisfied the recommendations of the ASX Corporate Governance Council and has incorporated its provisions in its periodic review of corporate governance practices.

The corporate governance section of the Company's website contains various material relating to corporate governance, including Board charter, Committee charters, Code of Conduct and other information. The link to the corporate governance section of the Ansell website is ansell.com.

BOARD RESPONSIBILITIES

The Board has ultimate responsibility to set policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders of the Company. The Board is accountable to shareholders for the performance of the Group.

The Board has the following responsibilities and functions, namely, to:

(a) review and approve corporate strategies, budgets, plans and policies developed by management and evaluate performance of the Group against those strategies and business plans in order to:

 (i) monitor the performance of functions delegated to the executive team including the progress of major capital expenditure, capital management, acquisitions, divestitures and strategic commitments; and

 (ii) assess the suitability of the Company's overall strategies, business plans and resource allocation;

(b) appoint a Chief Executive Officer for the ongoing management of the business and its strategies;

(c) regularly evaluate the performance of the Chief Executive Officer and senior management and ensure appropriate executive succession planning is conducted;

(d) monitor financial and business results (including the audit process) to understand at all times the financial position of the Group;

(e) ensure regulatory compliance and maintain adequate risk management processes;

(f) report to shareholders; and

(g) implement a culture of compliance with the highest legal and ethical standards and business practices.

In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

It is also the Company's practice for Directors to visit a number of the Company's facilities in each year. During the 2004 financial year, Board meetings were held in conjunction with visits to Ansell facilities in Europe and South-east Asia.

The Board delegates management of the Company's resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

RISK MANAGEMENT AND CODE OF CONDUCT

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

- a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and
- a process to identify and measure business risk.

The Company also has in place a system of internal controls for the identification and management of financial risk including a system of internal sign-offs to ensure the Company is in compliance with its legal obligations, including those which arise under the US Sarbanes-Oxley Act. The Chief Executive Officer and Chief Financial Officer also provide assurances to the Board as to the integrity of the Company's risk management and internal compliance and control systems, and financial reports.

Ansell is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct, which aims to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on guiding principles whereby Ansell:

- strives to uphold high ethical standards in all corporate activities;
- is committed to competing lawfully, fairly and ethically in the marketplace, consistent with its aim of providing quality products to its customers;
- is committed to pursuing sound growth and earnings goals, by operating in the best interests of the Company and shareholders;
- strives to treat all employees and applicants with fairness, honesty and respect;
- expects all employees to work together for the common good and to avoid placing themselves in a position that is in conflict with the interests of the Company;

- is committed to good corporate citizenship and participating actively in and improving the communities in which the Company does business; and
- expects all employees to conduct themselves in accordance with the guiding principles.

It is the policy of Ansell to comply with the letter and spirit of all applicable laws, including those relating to employment, discrimination, health, safety, medical device, consumer protection, privacy, intellectual property, antitrust, securities and the environment. The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group. No Director, Officer, executive or manager of Ansell has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

The Company has appointed a Compliance Officer to assist in the administration of the Code of Conduct. As part of its commitment to ethical and legal conduct, the Company expects its employees to report information about actual or suspected violations of the Code of Conduct or of law.

The Code of Conduct also sets out the Company's policies in respect of ethical issues such as conflicts of interest, social accountability and fair dealing. In addition, the Company has developed specific policies in relation to several matters covered in the Code of Conduct. These policies, along with the Code of Conduct, are publicly available on the Company's website, www.ansell.com.

The Company's ethical practices and procedures are reviewed regularly (most recently in April 2004), and processes are in place to promote and communicate these policies within the Company. Employees and Directors are required to participate in Company-sponsored compliance training programs presented by or on behalf of the Company to ensure that they remain up-to-date regarding relevant legal and industry developments. Assistance is also available to clarify whether particular laws apply and how they may be interpreted.

BOARD COMPOSITION

The Board's policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company's Constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition. Details of the skills, experience and expertise of each Director is set out on page 4 of this report.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman.

The Board has adopted the definition of independence set out in the IFSA Blue book (December 2002)*. The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

The Company currently has six Directors, one of whom is an Executive Director (the Chief Executive Officer who is also Managing Director). Four of the Non-executive Directors, including the Chairman, are considered to be 'independent'.

The Board considers that, in addition to the Managing Director, Mr M J McConnell is not independent, by virtue of his position as an officer of Shamrock Capital Advisors Inc., a related body corporate of Shamrock Holdings of California Inc., a substantial shareholder.

In addition, Mr S P Gold, who retired as a Director in April 2004, has been appointed as an alternate Director to represent Mr McConnell. This allows the Board to continue to benefit from the experience and insight of Mr Gold from time to time. For the purposes of completeness, Mr Gold does not meet the Board's definition of independence, due to his financial interest in Trefoil International III, L.P., a related body corporate of Shamrock Holdings of California Inc.

Any Director can seek independent professional advice at the Company's expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

BOARD REVIEW AND ELECTION PROCESSES

The Board periodically conducts a formal review of its performance. Such reviews include:

- comparing Board performance against agreed external benchmarks;
- assessment and consideration of the effectiveness and composition of the Board;
- an assessment of the performance of the Chief Executive Officer and Managing Director by the Non-executive Directors;
- assessing whether corporate governance principles are appropriate and reflect 'good practice' by way of self-assessment using a structured approach; and
- assessing whether the expectations of differing shareholder groups have been met.

New Directors are nominated by the Board, as described below, and then must face a vote of shareholders at the next Annual General Meeting in order to be confirmed in office. The criteria for considering new candidates for the Board are set by the Nomination, Remuneration and Evaluation Committee. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

* *Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book*, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

APPOINTMENT TERMS

In order to ensure that composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board and advise the Nomination, Remuneration and Evaluation Committee, prior to accepting a position as a Non-executive Director of another company.

REMUNERATION

In June 2003, the Board resolved to discontinue the practice of paying retirement benefits to Non-executive Directors (notwithstanding the payment of retirement benefits had previously been approved by shareholders). The retirement benefits of existing Non-executive Directors were quantified and paid as at 30 June 2003 as detailed in the Annual Report 2003. The Company has no ongoing liability regarding those amounts. In addition to their fees, Non-executive Directors now only receive Company-sponsored superannuation contributions at rates that accord with statutory requirements.

Full details of the remuneration paid to Non-executive and Executive Directors are set out in the Remuneration section on pages 10 to 12.

DEALING IN SHARES

The Company has adopted a policy on dealing in Ansell shares by Directors and employees generally which is publicly available on the Company's website, www.ansell.com.

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the period immediately following any price-sensitive announcements, including the half-year and full year results and Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman. The relevant interests of each Director in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1	2	3
E D Tweddell	34,220		
P L Barnes	11,685		
D D Tough		675,000	
L D Crandall	8,108		
H J Elliott	8,976		
M J McConnell	26,406		
S P Gold (alternate to M J McConnell)	15,239		16,428,840

1. Beneficially held in own name, or in the name of a trust, nominee company or private company.
2. Beneficial, Executive Share Options (525,000) and Performance Share Rights (PSRs) (150,000). These were granted upon Mr Tough's appointment in May 2004. Details in relation to the options and PSRs are set out on page 11.
3. Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10 per cent limited partnership interest in Trefoil International Investors III, L.P., which is a related body corporate of Shamrock Holdings of California Inc.

Note: In addition, Mr H Boon who retired on 30 June 2004, held, as at the date of his retirement, 56,701 shares beneficially in his own name or in the name of a trust, nominee company or private company, and 1,000,000 options pursuant to the Ansell Limited Stock Incentive Plan. Details in relation to the options and PSRs are set out on page 12.

CONFLICT OF INTEREST

In order to ensure that any 'interests' of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue, or vote in respect of the matter at the meeting where the matter is considered.

BOARD COMMITTEES

The Board has established two standing Committees, being the:

- Audit Committee; and
- Nomination, Remuneration and Evaluation Committee.

The Board periodically reviews the charter of each Committee. These charters are publicly available on the Company's website, www.ansell.com.

The Board also delegates specific functions to ad hoc Committees of Directors on an 'as needs' basis. The powers delegated to these Committees are set out in Board resolutions.

Senior executives attend Board and Committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

AUDIT COMMITTEE

The members of the Audit Committee during the year were all 'independent' Non-executive Directors and comprised:

- Mr P L Barnes (Chair);
- Mr L D Crandall; and
- Mr H J Elliott

Members of the Audit Committee are financially literate and the Board is of the opinion that the members of the Committee possess sufficient financial expertise and knowledge of the industry in which the Company operates. Details of the qualifications of the Audit Committee members are included in this Report on page 4.

The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangements, both internal and external. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company's internal and external auditors, reviews the scope of their activities, reviews the external auditor's remuneration and independence, and advises the Board on their remuneration, appointment and removal. It is Board policy that the lead external audit partner and review partner are each rotated periodically. The Board has adopted a policy in relation to the provision of non-audit services by the Company's external auditor that is based on the principle that work that may detract from the external auditor's independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor. The Company's external auditor has also confirmed its independence to the Directors in accordance with applicable laws and standards.

The Committee also reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported.

The Chief Executive Officer, Chief Financial Officer, Group Chief Accountant, Director – Internal Audit, other relevant Company officers (as required) and the principal external audit partner participate at meetings of the Committee.

NOMINATION, REMUNERATION AND EVALUATION COMMITTEE

The members of the Nomination, Remuneration and Evaluation Committee during the year were all Non-executive Directors and comprised:

- Dr E D Tweddell (Chair);
- Mr P L Barnes;
- Mr S P Gold (until 16 April 2004); and
- Mr M J McConnell (from 16 April 2004),

a majority of whom are 'independent' Non-executive Directors.

This Committee's charter provides for it to periodically review the structure and performance of the Board, Board Committees and individual Directors, and to recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include a candidate's personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board's program.

The Committee also considers matters such as succession and senior executive compensation policy, including short- and long-term incentive plans and the Company's recruitment, retention and termination policies, and advises the Board accordingly. The Committee makes recommendations to the Board regarding the specific remuneration of the Chief Executive Officer (including base pay, incentive payments, equity awards, retirement rights and service contracts). The remuneration of Non-executive Directors is a matter that is determined by the Board, although the Committee may request management or external consultants to provide necessary information upon which the Board may make its determination. The Committee has available to it the services of independent professional advisers to assist in the search for high-calibre people at all levels and ensures that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

DISCLOSURE TO INVESTORS

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime. The Company's Continuous Disclosure Policy is available on its website, at www.ansell.com.

In addition to the Company's obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases, and other investor relations publications on its website.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group's strategy and goals. The Company invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Corporate Governance continued

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2004

	BOARD		AUDIT		NOMINATION, REMUNERATION & EVALUATION	
	HELD	ATTD	HELD	ATTD	HELD	ATTD
E D Tweddell	7	7			4	4
P L Barnes	7	7	5	5	4	3
H Boon	6	6				
L D Crandall	7	7	5	5		
H J Elliott	7	7	5	5		
M J McConnell	2	2				
S P Gold	5	5*			4	3*

Held – Indicates the number of meetings held while each Director was in office, including meetings of Non-executive Directors only convened in conjunction with meetings of the full Board.

Attd – Indicates the number of meetings attended during the period that each Director was in office.

Mr S P Gold retired on 16 April 2004. Mr M J McConnell was appointed on 16 April 2004.

Mr M J McConnell, who was previously an alternate for Mr Gold, attended two Board meetings as a Director.

*Mr S P Gold, who retired as a Director and was appointed as an alternate for Mr McConnell, did not attend any Board meetings as a Director but was represented at five meetings by his alternate. Mr Gold was represented at two meetings of the Nomination, Remuneration and Evaluation Committee by his alternate.

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 14 August 2003 in relation to the review and lodgement of the 2003 Full Year Results announcement. A meeting of a special Board Committee comprising Dr E D Tweddell and Messrs P L Barnes, L D Crandall and H J Elliott was convened on 1 September 2003 in relation to the signing of the accounts for the year ended 30 June 2003. A special Board Committee comprising Dr E D Tweddell and Mr M J McConnell was convened on 11 February 2004 in relation to the review and lodgement of the Half-Year Results announcement, Reports and financial statements for the six months ended 31 December 2003.

A special Committee of the Board was established to conduct the search for a Chief Executive Officer to replace Mr H Boon who retired on 30 June 2004. This Committee met on numerous occasions during the period leading up to the appointment of Mr Boon's successor.

Directors' and Senior Executives' Remuneration

The Board's Nomination, Remuneration and Evaluation Committee is responsible for reviewing the remuneration policies and practices of the Company, including the compensation arrangements for the Managing Director and senior management and, within the aggregate amount approved by shareholders, the fees for Non-executive Directors. This role also includes responsibility for the Company's equity incentive arrangements. Executive and senior management performance review and succession planning are matters also referred to, and considered by, the Committee.

The Nomination, Remuneration and Evaluation Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors – The fees of the Chairman and Non-executive Directors are set within the aggregate amount approved by shareholders, at levels which represent the responsibilities of, and the time commitments provided by, those Directors in discharging their duties. The total annual amount approved for Ansell is currently $750,000, which was set in 1989. This is a maximum aggregate amount, and the Company does not, at this time, intend distributing that full amount by way of fees.

The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people to consider Board appointment. As noted in the Annual Report 2003, the Board, prior to setting the annual fees for the 2004 financial year, obtained independent expert advice and undertook a review of comparative companies. The fees payable to the Non-executive Directors for this year were adjusted to reflect the termination of the retirement payment arrangements as at 30 June 2003. The Board will continue to review its remuneration strategies in relation to Non-executive Directors from time to time, in line with general industry practice.

Each Non-executive Director is required to reinvest a minimum of 10 per cent of their annual gross fee in acquiring shares in the Company until their shareholding is equal to at least one year's fees, pursuant to the Non-executive Directors' Share Plan. The Plan enables Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company.

The Non-executive Directors' Share Plan is not a performance-based share plan and is not intended as an incentive component of a Non-executive Director's remuneration. Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms).

This Plan essentially involves each Non-executive Director using his or her own after-tax money to buy shares on ASX at market price (i.e. involving no discount) to increase his or her direct holding in the Company. Accordingly, no performance conditions were proposed to attach as a precondition for purchase of the shares. Each Director is, however, generally required to retain shares acquired under the Plan for the period he or she holds office as a Director.

Details of securities acquired on ASX on behalf of Non-executive Directors under the Ansell Non-executive Directors' Share Plan at the prevailing market price during the financial year are set out below in accordance with ASX Listing Rule 10.15A.

DIRECTOR	NUMBER OF SHARES ACQUIRED	DATE OF ACQUISITION	ACQUISITION PRICE
Dr E D Tweddell	853	19/9/2003	$6.84
	904	16/12/2003	$6.46
	842	17/3/2004	$6.94
	749	16/6/2004	$7.80
Mr P L Barnes	337	19/9/2003	$6.84
	355	16/12/2003	$6.46
	330	17/3/2004	$6.94
	293	16/6/2004	$7.80
Mr L D Crandall	1,943	19/9/2003	$6.84
	1,777	16/12/2003	$6.46
	296	17/3/2004	$6.94
	264	16/6/2004	$7.80
Mr H J Elliott	300	19/9/2003	$6.84
	318	16/12/2003	$6.46
	296	17/3/2004	$6.94
	264	16/6/2004	$7.80
Mr M J McConnell	1,406	16/6/2004	$7.80

In addition, Mr S P Gold participated in the Plan prior to his retirement as a Director of the Company, acquiring:

- 1,943 shares on 19/9/2003 at $6.84 per share;
- 1,777 shares on 16/12/2003 at $6.46 per share;
- 2,176 shares on 17/3/2004 at $6.94 per share; and
- 278 shares on 16/6/2004 at $7.80 per share (being purchases from fees paid for the period 1–16 April 2004).

Senior executives – Remuneration levels for Executive Directors and executive management are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities.

Remuneration packages of senior executives incorporate fixed remuneration and short- and long-term performance-based components.

Fixed remuneration – The terms of employment of all executive management contain a fixed remuneration component, or base salary. In general, base salary is dependent upon the level and scope of an executive's position, is targeted at a norm within benchmarked industries, and takes into account individual performance.

Short-term incentive – An annual cash-based incentive program operates to reward individual performance against agreed performance targets. These targets are set with respect to both organisational and individual goals. For the 2004 financial year they include measures related to revenues, EBITA achievement (reflecting specific EBITA commitments made publicly to shareholders), and working capital, and are dependent upon outcomes over three levels: functional/individual, regional and company total. In general, these targets were met. For the 2005 financial year the measures will be related to revenue and EBITA achievement (again reflecting commitments to shareholders), which, in the Board's judgement, are the major internal factors that will directly influence shareholder value. Pursuant to this program, in general, an incentive equal to a set percentage of base salary is determined by the level and scope of the position. Incentive awards can increase for performance meeting set stretch targets.

Long-term incentive – In 2002, the Company established the Ansell Limited Stock Incentive Plan (the Plan). Under the Plan, Ansell may make grants of options or Performance Share Rights (PSRs), which are subject to the achievement of performance targets set by the Board. In general, grants are made annually in three tranches, each linked to Group performance in each of the three successive years. These rights entitle the holder to an equivalent number of fully-paid ordinary shares upon satisfaction of performance targets. The options may be exercised at a price based on the average of the Ansell share price on the five days preceding the date of grant. PSRs, when vested, are converted into fully-paid ordinary shares and issued at no cost to the executive.

The Chief Executive Officer was granted 525,000 options and 150,000 PSRs pursuant to the Plan upon his appointment as an executive officer of the Company. The options and PSRs were granted in three tranches, and are subject to the achievement of long-term performance targets and stretch targets established by the Board. Targets for financial year 2005 and future years are yet to be finalised and are subject to further Board consideration of the next stage of the Company's development under the leadership of the new Chief Executive Officer.

The Chief Financial Officer has been granted options and the Chief Financial Officer and other Group senior executives have been granted PSRs pursuant to the Stock Incentive Plan. In relation to the 2005 financial year, the performance condition applicable to options and PSRs issued to executives other than the Chief Executive Officer is that the EBITA for the Ansell Healthcare business meets or exceeds US$115 million. Performance targets for periods beyond financial year 2005 are also under review pending Board consideration of the next stage of the Company's development under the leadership of the recently-appointed Chief Executive Officer.

Further details regarding the terms of the Stock Incentive Plan, including the number of options and PSRs issued under the Plan, are set out in Note 25 to the financial statements contained in this report.

Termination payments – The Group has entered into Service Agreements with, or has adopted policies relating to, its senior executive team, which provide for termination payments to be made available in certain circumstances.

The Chief Executive Officer must provide six months notice of his resignation and will, in general, be entitled to a lump-sum termination payment equivalent to 18 months of base salary if the Company wishes to terminate his employment within three years of his commencement date, or 12 months of base salary after the first three years of his employment. In certain circumstances, such as a substantial diminution of responsibility for the Chief Executive Officer, the Company may be deemed to have terminated employment and will be liable to make payments equivalent to 18 months' remuneration.

The potential liability of the Company in relation to the termination of employment of other Group executives is dependent upon the circumstances of the termination, the Company's policies or arrangements with those executives and the laws of the jurisdiction in which the executives are based. For example, while all US-based executives of the Company are considered to be employed 'at-will' and terminable without notice or cause, it is Company policy that senior US executives employed for more than 12 months will, in general, receive termination payments equal to 12 months salary plus certain other benefits.

The Company may summarily terminate the employment of any executive for cause.

As the potential liability of the Group to make termination payments is dependent upon the circumstances giving rise to the cessation of employment and the applicable policies, arrangements or laws, it is not possible to quantify the potential future impact of these agreements on the Company's financial position. However, the Company makes provision for employee entitlements in accordance with applicable Accounting Standards.

The table on the following page (which forms part of the Report of Directors) sets out the remuneration provided to the Directors, the five continuing members of the Executive Committee (the Executive Committee being those officers of the Group with the most authority) receiving the highest remuneration for the year and one former member of the Executive Committee. All values are A$ unless otherwise stated.

Directors' and Senior Executives' Remuneration continued

	Fixed Base Remuneration (Fees/Salary) $	Incentives[a] $	Superannuation Contribution[b] $	Notional Value of Equity Compensation[c] $	Other[d] $	Total $
NON-EXECUTIVE DIRECTORS						
E D Tweddell	234,375		21,094			255,469
P L Barnes	91,875		8,287			100,162
L D Crandall	82,500		7,425			89,925
H J Elliott	82,500		7,425			89,925
M J McConnell[e]	17,187		1,547			18,734
S P Gold[f]	65,625		5,906			71,531
Total Remuneration – Directors	574,062		51,684			625,746
MANAGING DIRECTOR AND OFFICERS[g] OF THE COMPANY AND THE GROUP						
H Boon, Managing Director and Chief Executive Officer[h][j]	US$ 678,434	US$ 294,353	US$ 250,216	US$ 377,110	US$ 2,048,569	US$ 3,648,682
D Tough, Managing Director and Chief Executive Officer[i][j]	US$ 87,500				US$ 717	US$ 88,217
P Corke, Senior Vice-President, Human Resources & Communications[j]	US$ 224,942	US$ 105,019	US$ 14,118	US$ 68,457	US$ 30,252	US$ 442,788
D Dickson, Head of Global Marketing & Program Director – *Operation Full Potential*[j]	US$ 224,962	US$ 98,017		US$ 41,911	US$ 384,273	US$ 749,163
W Heintz, Senior Vice-President and Regional Director, Europe[k]	€ 223,403	€ 110,201	€ 72,722	€ 88,350	€ 149,933	€ 644,609
R Jilla, Senior Vice-President and Chief Financial Officer[j]	US$ 279,923	US$ 133,310	US$ 20,460	US$ 286,064	US$ 35,938	US$ 755,695
W Reed, Senior Vice-President and Regional Director, Americas[j]	US$ 254,962	US$ 85,678	US$ 13,755	US$ 100,290	US$ 40,715	US$ 495,400
W Reilly, Senior Vice-President and General Counsel[j]	US$ 234,942	US$ 111,801	US$ 13,395	US$ 68,457	US$ 15,533	US$ 444,128
Total Remuneration – Managing Director and Officers	US$ 1,985,665 € 223,403	US$ 828,178 € 110,201	US$ 311,944 € 72,722	US$ 942,289 € 88,350	US$ 2,555,997 € 149,933	US$ 6,624,073 € 644,609

(a) Comprises cash awards payable to senior executives for achieving or exceeding organisational and individual objectives. For financial year 2004 the measures related to achievement of revenue, EBITA and working capital targets. Payout ratios were less than the possible maximum in all cases.

(b) For Directors, includes notional contributions at the rate that satisfies Australian Superannuation Guarantee requirements. No amounts were required to be paid to the Australian superannuation fund in respect of the year ended 30 June 2004 upon advice of the Trustee. For Officers, includes contributions to US benefit or non-qualified pension plans or European pension plan, as applicable. For Mr Boon it also includes an imputed notional contribution to the Australian superannuation fund calculated at an actuarial rate.

(c) In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the fair value of Options or PSRs granted or outstanding during the year. The fair value is determined as at grant and is progressively allocated over the 'vesting period' for these securities. The amount included as remuneration is not related to, nor indicative of, the benefit (if any) that individual executives may ultimately realise should the Options or PSRs vest.
Includes for the former Managing Director & Chief Executive Officer and Chief Financial Officer, Options granted in 2002, which have an exercise price of $6.32 and $6.97 respectively. For the Chief Financial Officer, also includes PSRs granted in 2003. For other executives, includes PSRs granted in 2002 and 2003. The notional value relates to Options and PSRs that vested upon achievement of performance conditions applicable to financial year 2004.
Further details of Options and PSRs provided to Specified Directors and Executives as remuneration, including the basis of valuation, is included in Notes 25 and 28 to the financial statements contained in this report.

(d) Includes the cost to the Company of cash benefits such as motor vehicle allowances, home office expenses and executive insurance and, in respect of Messrs Boon and Dickson, contractual payments to executives upon cessation of employment.

(e) Mr M J McConnell was appointed as a Director on 16 April 2004 (previously Mr McConnell was alternate director for Mr Gold).

(f) Mr S P Gold retired as a Director on 16 April 2004, and was appointed alternate director for Mr McConnell on the same date. Mr Gold receives no separate emoluments from the Company for acting as Mr McConnell's alternate.

(g) All Officers are US-based except for Mr Heintz, who is Europe-based.

(h) Mr Boon retired as Group Managing Director and Chief Executive Officer on 30 June 2004, after 28 years with the Group.

(i) Mr Tough was appointed as an executive of the Company effective 11 May 2004, and as Group Managing Director and Chief Executive Officer effective 1 July 2004.

(j) US-based Officers are paid in US$. The average exchange rate for June 2004 is US$0.7016 = A$1.00.

(k) Europe-based Officer is paid in €. The average exchange rate for June 2004 is €0.5775 = A$1.00.

Report of the Directors

This Report by the Directors of Ansell Limited ('the Company') is made for the year ended 30 June 2004 pursuant to Division 1 of Part 2M.3 of the Corporations Act. The information set out below is to be read in conjunction with the section entitled Directors' and Senior Executives' Remuneration appearing on pages 10 to 12 and Notes 25 and 28 to the financial statements contained in this report.

DIRECTORS

The name of each person who has been a Director of the Company during or since the end of the financial year, particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, and the relevant interests of each of those Directors in the share capital of the Company and any related body corporate that have been notified to the Australian Stock Exchange under regulatory requirements, are as set out on pages 4 to 8.

Details of meetings of the Company's Directors (including Meetings of Committees of Directors) and Directors' attendance are set out on page 9. As described on page 8 of this report, the Board has established both an Audit Committee and a Nomination, Remuneration and Evaluation Committee.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies ('the Group') principally involve the development, manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Consumer Healthcare markets.

In addition, the Company remains a partner in the South Pacific Tyres partnership with The Goodyear Tire and Rubber Company.

DIVIDENDS AND SHARE BUY-BACK

An interim cash dividend of 6 cents per share (unfranked) was paid in respect of the half-year ended 31 December 2003. A final dividend of 7 cents per share (unfranked) in respect of the year ended 30 June 2004 is payable on 14 October 2004 to shareholders registered on 22 September 2004.

The Company, on 30 April 2004, ceased buying back shares under the on-market buy-back announced on 16 April 2003, after buying back 11,199,184 shares (approximately 6% of the shares on issue) for a total outlay of $72.2 million (US$52.9 million). On 3 May 2004, the Company announced that it would undertake a further on-market buy-back of up to 12 million shares as part of a balanced capital management strategy. As at 30 June 2004, the Company had bought back 198,288 shares for $1.47 million (US$1.08million). Purchase of shares under the latter on-market buy-back arrangement were suspended while consideration was given to an alternative off-market buy-back proposal.

On 10 August 2004 the Company announced that the Board was considering a proposal for an off-market buy-back of 17 million shares, or approximately 10% of the shares on issue. The proposal is subject to satisfactory responses being received in relation to specific applications made to the Australian Taxation Office and Australian Securities and Investments Commission. The off-market share buy-back, should it proceed, will require shareholder approval at the Annual General Meeting to be held on 14 October 2004, and full details of the proposal will be included in the Notice of Meeting.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

The Group's continuing international manufacturing operations are subject to environmental regulation in the jurisdictions where the Group operates. The Group has risk management programs in place to address the requirements of these regulations. From time to time, the Group receives notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Group evaluates the options for the matters raised and the associated costs and, where appropriate, makes provision for such costs.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

REVIEW OF OPERATIONS AND RESULTS

The Group operating profit attributable to shareholders after tax of $70.7 million (US$50.4 million) was significantly ahead of the previous year's result of $49.9 million (US$29.3 million).

The result for the 2004 financial year is inclusive of non-recurring items of a net $1.7 million (US$1.2 million) comprising non-cash write-downs of property, equipment and an investment totalling $9.8 million (US$6.9 million), expenses and provisions relating to transitional issues carried over from discontinued businesses and the previous company structure of $9.7 million (US$6.7 million), offset by a cash benefit of $17.8 million (US$12.4 million) from sales tax refunds relating to discontinued businesses in Australia.

Operating earnings before interest, tax and amortisation (EBITA) of the continuing Ansell Healthcare business before unallocated items was down 8.3% from $159.6 million to $146.3 million, but 11.2% higher at US$104.1 million when expressed in the Company's operating currency.

Revenues, expressed in operating currency, increased in each of the Company's three business segments and operating regions. EBITA, again in operating currency, was lower than the previous year in the Consumer Healthcare and Professional Healthcare segments by 10.0% and 9.2% respectively, however, this was offset by an increase of 43.1% in the Occupational Healthcare segment.

Report of the Directors continued

The continuing overall improvement in the Company's results reflects initiatives of Ansell's three-year strategic program, Operation Full Potential, that are now embedded in the core operating businesses.

Free cash flow was strong at $134.8 million (US$90.3 million) after distribution of $96.4 million (US$68.7 million) to shareholders by way of dividends and share buy-backs. Net interest bearing debt further reduced, and gearing (net interest bearing debt as a percentage of net interest bearing debt plus equity) was lower at 12.8% compared with 18.1% last year. Interest cover improved to 9.5 times, up from 6.4 times in 2003.

In the opinion of the Directors, other than as referred to in this Report, there were no significant changes in the state of affairs of the Group.

EVENTS AFTER BALANCE DATE

Since the end of the financial year there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

LIKELY DEVELOPMENTS

Certain likely developments in the operations of the Group, and the expected results of those operations, in financial years subsequent to the financial year ended 30 June 2004, are referred to in the Message from the Chairman and in the Chief Executive Officer's Report sections of the Annual Review. In the opinion of the Directors it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

INDEMNITY

Upon his appointment as Managing Director and Chief Executive Officer, Mr D D Tough entered into a Deed of Access, Indemnity and Insurance on terms previously entered into by each Non-executive Director. These Deeds provide for indemnification of the Directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

No Director or Officer of the Company has received the benefit of an indemnity from the Company during or since the end of the year.

Rule 61 of the Company's Constitution also provides an indemnity in favour of Officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such Officers to the extent permitted by law. In accordance with the powers set out in the Constitution, the Company maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2004) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Edward D Tweddell

E D Tweddell
Director

Dayle D Tough

D D Tough
Director

Dated in Melbourne this 31st day of August 2004.

Discussion and Analysis of the Financial Statements

Although the Company reports in Australian dollars, the United States (US) dollar is the predominant global currency of our business transactions and the currency in which the global business is managed. The following discussion and analysis is provided to assist members in understanding the concise financial report and includes references to Australian dollars ($) and US dollars (US$). Presentation of the Company's results in US dollars can be found in the Supplementary Unaudited US Dollar Financial Information set out on pages 67 to 72.

STATEMENT OF FINANCIAL PERFORMANCE

Sales revenue in 2003/2004 from the Healthcare businesses (Occupational, Professional and Consumer) was $1,113.3 million (US$791.9 million) compared with $1,293.6 million (US$758.7 million) in 2002/2003. In US dollar terms Occupational sales increased by 5.8 per cent, Professional sales increased by 2.3 per cent and Consumer sales increased by 4.5 per cent. Healthcare Segment EBITA increased by 11.2 per cent from US$93.6 million ($159.6 million) to US$104.1 million ($146.3 million).

The Occupational business accounted for 49 per cent of Ansell's 2003/2004 sales and 51 per cent of Healthcare Segment EBITA. The sales increase of 5.8 per cent in US dollar terms was driven by a 26 per cent increase in sales of the HyFlex® range and an 8 per cent increase in sales of disposables and critical environment gloves. Sales of knitted gloves showed an encouraging 15 per cent increase in the second half of the year compared to the first half as increased production improved availability. The knitting plant in North Carolina, USA was closed and the Mexican knitting plants' results improved significantly due to this consolidation and improved production process.

The Professional division accounted for 34 per cent of Ansell's 2003/2004 sales and 27 per cent of Healthcare Segment EBITA. Professional sales in US dollar terms increased 2.3 per cent assisted by a marked improvement in examination glove sales in the second half of the year as prices were adjusted to meet the competitive environment created by a stronger Euro. America's sales were lower by 3 per cent as recovery in the surgical glove business was slower than expected. Profitability in Europe and Australia was impacted by currency associated price reductions and worldwide by examination glove competitive price pressures and latex cost increases.

The Consumer division accounted for 17 per cent of Ansell's 2003/2004 sales and 22 per cent of Healthcare Segment EBITA. Consumer sales in US dollar terms increased by 4.5 per cent. This was generated by an increase in condom volumes of 7 per cent primarily due to bid contracts in both Brazil and India which were recorded in the Asia Pacific regional results. Retail condom sales were essentially flat in all regions, where new retail entrants and heightened competition in several markets adversely impacted sales growth and caused additional selling and advertising expenditure. Household glove sales in the second half of the year were 18 per cent below the same period in the prior year primarily due to reductions and clearances of older technology products by the Company's global partner, Freudenberg, in anticipation of deliveries in the coming year of the new Foam-lined gloves.

A review of the carrying value of all assets resulted in non-recurring, non-cash write-downs of $7.4 million (US$5.3 million) for equipment from the now closed Massillon, USA manufacturing facility, $1.4 million (US$0.9 million) for certain US properties and $1.0 million (US$0.7 million) in the book value of the shares held in Ambri Limited. A further $9.7 million (US$6.7 million) charge was incurred in respect of legacy issues including Workers Compensation costs from the GNB sale to Exide of $7.5 million (US$5.2 million). Offsetting these charges was a $17.8 million (US$12.4 million) cash benefit from sales tax refunds related to discontinued businesses.

A reduction in net interest expense by $9.7 million (US$3.6 million) to $16.8 million (US$11.9 million) resulted in interest cover increasing to 9.5 times from 6.4 times last year.

Income tax expense was $20.7 million (US$14.8 million) compared to $26.8 million (US$15.8 million) last year and continues to benefit from the utilisation of unbooked US tax losses.

The net profit after income tax attributable to shareholders for the year was $70.7 million (US$50.4 million) compared to $49.9 million (US$29.3 million) in 2002/2003.

Earnings per share was 39.1 cents (US 27.9 cents) up on the previous year's 26.7 cents (US 15.7 cents). Return on assets increased from 11.7 per cent to 14.0 per cent while return on equity improved from 5.6 per cent to 8.8 per cent.

STATEMENT OF FINANCIAL POSITION

Total assets reduced from $1,578.8 million (US$1,052.7 million) to $1,499.4 million (US$1,032.8) benefiting from reduced amounts invested in working capital, however, available cash reserves increased from $286.0 million (US$190.7 million) to $307.8 million (US$212.0 million). Total liabilities reduced from $734.3 million (US$244.3 million) to $687.6 million (US$195.3 million) predominantly due to a reduction in interest bearing liabilities of $45.6 million (US$21.0 million). The reduced net debt improved balance sheet ratios with gearing (net debt to net debt plus equity) further improved to 12.8 per cent down from 18.1 per cent the previous year. Net debt to equity decreased from 22.0 per cent last year to 14.7 per cent while net liabilities to equity decreased from 53.1 per cent to 46.3 per cent. Restricted deposits of $10.3 million (US$7.1 million) have been set aside to cover the provisions established to address any remaining liability to members of the Group to claims arising with respect to the Accufix Pacing Leads. Restricted deposits at 30 June 2003 totalled $13.8 million (US$9.2 million).

During the year 10.0 million shares were purchased under the buy-back program for a total outlay of $65.4 million (US$47.9 million).

STATEMENT OF CASH FLOWS

Net cash provided by operating activities was $179.2 million (US$127.3 million) compared to $161.6 million (US$95.2 million) in 2002/2003. Capital expenditure of $13.8 million (US$9.8 million) was down on the previous year's $15.4 million (US$9.1 million). During the year the Company returned $96.4 million (US$68.7 million) to shareholders via the share buy-back $65.4 million (US$47.9 million) and dividends $31.0 million (US$20.8 million).

INTEREST COSTS

Net interest expense and borrowing costs for the year were $16.8 million (US$11.9 million) compared with $26.5 million (US$15.5 million) in the previous year. The reduced cost resulted from the continued reduction in net debt, a lower cost of funds as older high-cost borrowings matured and were repaid or replaced by new lower-cost borrowings and a better return on cash. The average cost of debt fell from 6.44% last year to 6.15% in the current year.

On 30 April 2004, the Company entered into a new Revolving Credit Facility comprising a US$200m facility for 5 years and a US$50m facility for 364 days. It is envisaged that the 5 year facility will be used to repay maturing Medium Term Notes while the short-term facility will remain available as required. The new facility will result in a reduction in future borrowing costs.

This facility when combined with the Group's cash on deposit ensures continuing strong financial flexibility and liquidity. At year end the borrowing portfolio's average maturity was 816 days (previous year 699 days) and was approximately 77% fixed and 23% floating interest rate.

Ratings

The Group's ratings are as follows:-

	Long Term	Outlook	Short Term
Moody's	Ba2	Positive	Not Prime
Standard & Poor's	BB+	Stable	B

The current ratings from both rating organisations were updated during the year.

Working Capital

Ansell Healthcare's days working capital in 2003/2004 was 79.8 days compared to 84.6 days in 2002/2003.
This is comprised of the following:

	2004	2003
Inventory days held	63.8	66.5
Days Sales Outstanding	59.5	62.2
Days Payable Outstanding	43.5	44.1

Depreciation

(Including Amortisation of Leasehold Land & Buildings)

	2004 $m	2003 $m	2004 US$m	2003 US$m
Group	25	31	18	18

Factories by Region - Ansell Healthcare

	2004	2003
Asia Pacific	9	9
Americas	5	7
Europe	1	1
Total	15	17

Assets Employed by Region - Ansell Healthcare

	2004 %	2003 %
Asia Pacific	40	38
Americas	35	36
Europe	25	26

Statements of Financial Performance

of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

		Consolidated			The Company		
		2004	2003	2002	2004	2003	2002
	Note	$m	$m	$m	$m	$m	$m
Revenue							
Total revenue	3	1,131.1	1,320.1	3,190.4	223.1	263.0	1,257.4
Expenses							
Cost of goods sold		662.1	830.4	1,493.3	73.9	62.6	354.4
Selling, distribution and administration		289.8	310.3	504.8	27.1	32.3	141.8
Depreciation and amortisation		46.7	56.5	82.3	0.1	0.1	8.4
Write-down of assets		9.8	6.1	176.5	22.9	-	82.4
Net assets of businesses disposed		-	-	922.4	-	-	514.5
Other	4(b)	-	-	-	13.5	(32.4)	-
Total expenses, excluding borrowing costs		1,008.4	1,203.3	3,179.3	137.5	62.6	1,101.5
Borrowing costs	4(a)	29.4	37.8	70.2	27.6	36.1	67.0
Share of net profit of associates and joint venture entities	38	-	0.3	1.9	-	-	-
Profit/(loss) from ordinary activities before income tax expense		**93.3**	**79.3**	**(57.2)**	**58.0**	**164.3**	**88.9**
Income tax expense/(benefit) attributable to ordinary activities	8	20.7	26.8	55.8	0.2	(0.5)	17.3
Net profit/(loss) from ordinary activities after income tax expense		**72.6**	**52.5**	**(113.0)**	**57.8**	**164.8**	**71.6**
Outside equity interests in net profit after income tax	10	1.9	2.6	2.8	-	-	-
Net profit/(loss) after income tax attributable to Ansell Limited shareholders	6	**70.7**	**49.9**	**(115.8)**	**57.8**	**164.8**	**71.6**
Non-owner transaction changes in equity							
Net exchange difference on translation of financial statements of self-sustaining foreign operations	6	(7.4)	(71.3)	(69.6)	-	-	-
Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(7.4)	(71.3)	(69.6)	-	-	-
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	7	**63.3**	**(21.4)**	**(185.4)**	**57.8**	**164.8**	**71.6**

Earnings/(loss) per share is based on net profit/(loss) after income tax attributable to Ansell Limited shareholders

		cents	cents	cents
Basic earnings per share	35	39.1	26.7	(61.9)
Diluted earnings per share	35	39.0	26.6	(61.7)

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

of Ansell Limited and its Controlled Entities as at 30 June 2004

		Consolidated			The Company		
		2004	2003	2002	2004	2003	2002
	Note	$m	$m	$m	$m	$m	$m
Current Assets							
Cash assets	11	307.8	286.0	258.5	0.8	1.4	4.2
Cash assets - restricted deposits	11	10.3	13.8	18.4	-	-	-
Receivables	12	228.7	262.4	293.7	594.2	796.1	821.0
Inventories	13	190.5	187.9	235.1	13.1	12.5	13.7
Prepayments		11.7	10.9	15.8	1.8	4.2	3.6
Total Current Assets		**749.0**	**761.0**	**821.5**	**609.9**	**814.2**	**842.5**
Non-Current Assets							
Receivables	12	63.6	57.0	66.7	0.8	1.2	33.4
Investments accounted for using the equity method	14	-	-	13.3	-	-	0.2
Other financial assets	14	141.4	141.4	145.8	1,526.6	1,484.5	1,547.2
Property, plant and equipment	15	227.8	262.9	332.5	0.4	0.3	0.4
Intangible assets	16	293.4	324.5	403.2	-	-	-
Deferred tax assets	17	24.2	32.0	49.7	-	-	-
Other		-	-	-	-	-	0.2
Total Non-Current Assets		**750.4**	**817.8**	**1,011.2**	**1,527.8**	**1,486.0**	**1,581.4**
Total Assets		**1,499.4**	**1,578.8**	**1,832.7**	**2,137.7**	**2,300.2**	**2,423.9**
Current Liabilities							
Payables	18	159.4	154.4	192.7	628.8	610.7	761.0
Interest bearing liabilities	19	190.2	151.8	107.6	179.1	133.8	66.7
Provisions	20	52.0	57.5	85.4	3.6	5.9	7.9
Current tax liabilities	20	2.6	3.1	1.9	-	-	-
Other	21	-	1.1	1.2	-	0.2	-
Total Current Liabilities		**404.2**	**367.9**	**388.8**	**811.5**	**750.6**	**835.6**
Non-Current Liabilities							
Payables	18	3.3	3.2	3.7	-	-	-
Interest bearing liabilities	19	236.0	320.0	516.5	134.4	320.0	516.3
Provisions	20	23.9	21.7	23.3	0.2	0.4	0.4
Deferred tax liabilities	20	20.2	21.5	24.4	-	-	-
Total Non-Current Liabilities		**283.4**	**366.4**	**567.9**	**134.6**	**320.4**	**516.7**
Total Liabilities		**687.6**	**734.3**	**956.7**	**946.1**	**1,071.0**	**1,352.3**
Net Assets		**811.8**	**844.5**	**876.0**	**1,191.6**	**1,229.2**	**1,071.6**
Equity							
Contributed equity	5	1,383.9	1,448.3	1,455.5	1,383.9	1,448.3	1,455.5
Reserves	6	(275.6)	(268.9)	(176.2)	-	-	10.2
Accumulated losses	6	(306.7)	(345.7)	(417.0)	(192.3)	(219.1)	(394.1)
Total equity attributable to Ansell Limited shareholders		**801.6**	**833.7**	**862.3**	**1,191.6**	**1,229.2**	**1,071.6**
Outside equity interests	10	10.2	10.8	13.7	-	-	-
Total Equity		**811.8**	**844.5**	**876.0**	**1,191.6**	**1,229.2**	**1,071.6**

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

		Consolidated			The Company		
		2004	2003	2002	2004	2003	2002
	Note	$m	$m	$m	$m	$m	$m
Cash Flows Related to Operating Activities							
Receipts from customers (excluding non-recurring and Accufix Research Institute)		1,155.9	1,357.0	2,356.5	127.0	94.0	532.8
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)		(950.6)	(1,159.9)	(2,124.8)	(117.7)	(118.5)	(540.0)
Net receipts from customers (excluding non-recurring and Accufix Research Institute)		**205.3**	**197.1**	**231.7**	**9.3**	**(24.5)**	**(7.2)**
Income taxes paid		(15.9)	(8.6)	(25.5)	-	-	-
Dividends received		-	2.6	0.3	33.1	30.4	196.8
Net cash provided by Operating Activities (excluding non-recurring and Accufix Research Institute)		**189.4**	**191.1**	**206.5**	**42.4**	**5.9**	**189.6**
Non-recurring payments to suppliers and employees		(7.1)	(26.8)	(82.7)	(6.8)	(11.1)	(39.7)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)		(3.1)	(2.7)	(10.7)	-	-	-
Net Cash (Used in)/Provided by Operating Activities	31(a)	**179.2**	**161.6**	**113.1**	**35.6**	**(5.2)**	**149.9**
Cash Flows Related to Investing Activities							
Payments for businesses, net of cash acquired		-	-	(40.9)	-	-	-
Payments for property, plant and equipment		(13.8)	(15.4)	(34.3)	(0.2)	(0.2)	(7.7)
Proceeds from sale of businesses, net of cash disposed		-	-	936.4	-	-	517.4
Proceeds from sale of plant and equipment in the ordinary course of business		5.3	6.1	12.1	-	0.1	2.0
Loans repaid		3.4	4.2	1.2	3.4	-	-
Net loans to controlled entities	31(c)	-	-	-	129.9	(24.0)	331.5
Proceeds from sale of other investments		-	9.1	-	-	6.6	-
Payments for other investments		(1.3)	-	-	-	-	-
Payments for investments in controlled entities		-	-	-	-	(6.2)	-
Net Cash (Used in)/Provided by Investing Activities		**(6.4)**	**4.0**	**874.5**	**133.1**	**(23.7)**	**843.2**
Cash Flows Related to Financing Activities							
Proceeds from borrowings		104.3	7.8	737.0	-	-	738.9
Repayments of borrowings		(140.9)	(86.9)	(1,673.9)	(128.1)	(68.8)	(1,680.2)
Net repayments of borrowings		(36.6)	(79.1)	(936.9)	(128.1)	(68.8)	(941.3)
Proceeds from issues of shares		1.0	1.0	1.2	1.0	1.0	1.2
Payments for share buy-back		(65.4)	(8.2)	-	(65.4)	(8.2)	-
Dividends paid		(32.7)	(1.7)	(48.3)	(31.0)	-	(46.5)
Interest received		9.0	8.0	13.1	81.7	139.1	36.5
Interest and borrowing costs paid		(28.7)	(37.8)	(70.2)	(27.5)	(36.1)	(67.0)
Net Cash (Used in)/Provided by Financing Activities		**(153.4)**	**(117.8)**	**(1,041.1)**	**(169.3)**	**27.0**	**(1,017.1)**
Net (Decrease)/Increase in Cash Held		**19.4**	**47.8**	**(53.5)**	**(0.6)**	**(1.9)**	**(24.0)**
Cash at the beginning of the financial year		297.2	262.3	328.4	1.4	3.3	27.3
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year		(1.8)	(12.9)	(12.6)	-	-	-
Cash at the End of the Financial Year	31(b)	**314.8**	**297.2**	**262.3**	**0.8**	**1.4**	**3.3**

The above statements of cash flows should be read in conjunction with the accompanying notes.

Industry Segments

of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

	Operating Revenue			Operating Result		
	2004	2003	2002	2004	2003	2002
	$m	$m	$m	$m	$m	$m
INDUSTRY						
Ansell Healthcare						
Occupational Healthcare	545.2	624.9	640.2	74.2	62.9	37.0
Professional Healthcare	381.8	452.6	546.9	40.5	53.9	92.7
Consumer Healthcare	186.3	216.1	227.1	31.6	42.8	32.6
Total Ansell Healthcare	1,113.3	1,293.6	1,414.2	146.3	159.6	162.3
Unallocated Items	17.8	26.5	27.9	(13.1)	(22.4)	(27.7)
				133.2	137.2	134.6
Discontinued Businesses						
Trading			808.6			61.0
Operating EBITA				133.2	137.2	195.6
NON RECURRING						
Discontinued Businesses						
Net gain on sale of interests in Associated Companies					5.5	
Proceeds/Net gain on sale of Controlled Entities and Businesses			939.7			25.7
Other				17.8		
Rationalisation/Restructuring						
Ansell Healthcare					(4.6)	(11.6)
Other				(9.7)	(5.5)	(6.5)
Write-down of assets						
Ansell Healthcare				(8.8)		(63.1)
Exide Investment						(99.9)
Other				(1.0)	(1.5)	(13.5)
				131.5	131.1	26.7
Goodwill amortisation				(21.4)	(25.3)	(29.2)
Earnings before Net Interest and Tax (EBIT)				110.1	105.8	(2.5)
Borrowing Costs net of Interest Revenue				(16.8)	(26.5)	(54.7)
Operating Profit before Tax				93.3	79.3	(57.2)
Tax				(20.7)	(26.8)	(55.8)
Outside Equity Interests				(1.9)	(2.6)	(2.8)
Total Consolidated	1,131.1	1,320.1	3,190.4	70.7	49.9	(115.8)
REGIONS						
Asia Pacific	168.2	173.7	170.7	41.4	35.9	32.9
Americas	544.7	656.0	799.5	65.0	80.2	99.1
Europe	400.4	463.9	444.0	39.9	43.5	30.3
Total Ansell Healthcare	1,113.3	1,293.6	1,414.2	146.3	159.6	162.3

	Assets Employed			Liabilities		
	2004	2003	2002	2004	2003	2002
	$m	$m	$m	$m	$m	$m
INDUSTRY						
Ansell Healthcare						
Occupational Healthcare	274.8	284.4	353.8	96.1	90.0	105.2
Professional Healthcare	277.4	310.8	376.6	68.1	63.9	81.5
Consumer Healthcare	110.4	111.5	135.3	37.2	39.4	44.3
Total Ansell Healthcare	662.6	706.7	865.7	201.4	193.3	231.0
Unallocated Items	15.6	24.8	34.3	463.8	512.7	682.5
Discontinued Businesses	209.7	223.0	252.6	22.4	28.3	43.2
Goodwill and Brand names	293.4	324.5	403.2			
Cash	318.1	299.8	276.9			
Total Consolidated	1,499.4	1,578.8	1,832.7	687.6	734.3	956.7
REGIONS						
Asia Pacific	268.3	269.5	318.4	75.3	78.6	83.0
Americas	227.5	256.1	343.2	90.6	86.6	119.3
Europe	166.8	181.1	204.1	35.5	28.1	28.7
Total Ansell Healthcare	662.6	706.7	865.7	201.4	193.3	231.0

The above industry segments report should be read in conjunction with the accompanying notes, including Note 30.

1. Summary of Significant Accounting Policies

General

Ansell Limited is a multinational healthcare solutions provider of barrier protection products against injury, infection and contamination. The Company's principal line of business, determined and reported on the basis of differing products and services, is the manufacture and supply of barrier protection products into the Occupational, Professional and Consumer healthcare markets.

The Ansell Healthcare group manufactures industrial gloves, medical gloves and consumer products including household gloves and condoms in the Asia Pacific region and America, and markets these products globally.

The significant policies which have been adopted in the preparation of this financial report are:

Basis of Preparation of Financial Report

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

The accounting policies adopted in preparing the financial report have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

Comparative information is reclassified where appropriate to enhance comparability.

Principles of Consolidation

The consolidated financial statements of the Ansell Limited Group ("the consolidated entity") include the financial statements of Ansell Limited ("the Company"), being the parent entity, and its controlled entities.

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company as at balance date and the results of all controlled entities for the year then ended. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside interests in the results and equity of controlled entities are shown separately in the consolidated Statement of Financial Performance and Statement of Financial Position respectively.

Results of controlled entities are included in the consolidated Statement of Financial Performance from the date on which control commences and continue to be included until the date control ceases to exist.

Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the goods are shipped and title passes.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The net proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date control passes and a contract of sale has been signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of the disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to retained profits/accumulated losses on disposal.

Borrowing Costs

Borrowing costs include interest, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and other related charges.

Ancillary costs incurred in connection with the arrangement of term borrowings are capitalised and amortised over the life of the borrowings.

1. Summary of Significant Accounting Policies (continued)

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income Tax

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated at current rates on the accounting profit adjusted for permanent differences and income tax over/under provided in the previous year. The estimated liability for income tax outstanding in respect of the period's operations is included in the Statement of Financial Position as a current liability.

Future income tax benefits and liabilities arising because some items are included in accounting profit in a period different from that in which the items are assessed for income tax, are included in the Statement of Financial Position as a non-current asset and a non-current liability respectively. As provided for in Accounting Standard AASB 1020, these deferred tax balances have been offset, where applicable, in the financial statements of the individual entities.

The eventual recoverability of future income tax benefits and payment of the non-current tax liability is contingent upon taxable income being earned in future periods, continuation of the relevant taxation laws and each relevant company continuing to comply with the appropriate legislation.

Future income tax benefits attributable to tax losses (including capital losses) are only recorded where virtual certainty of recovery exists.

Provision is made for overseas taxes, which may arise in the event of retained profits of foreign controlled entities being remitted to Australia, when the dividend is declared. Provision is made for capital gains tax, which may arise in the event of sale of revalued assets, only when such assets are sold.

Tax Consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly owned subsidiaries set out in Note 37. The implementation date for the tax-consolidated group was 1 July 2002.

There has been no material impact on the financial statements of the Company or consolidated entity as a result of adopting tax consolidation as all tax balances of the Company and all Australian wholly owned subsidiaries were written off in a prior period.

Receivables

Trade Debtors

Trade debtors are recognised as at the date they are invoiced and are principally on 30 day terms. A provision for doubtful debts is recognised when collection of the full amount is no longer probable.

Other Amounts Receivable

Other amounts receivable comprise amounts due as a result of transactions outside the normal course of trading.

Inventories

Stock on Hand and Work in Progress

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are:

Raw Materials and Other Stock

Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress

Standard costs approximating actual costs include an appropriate allocation of manufacturing overheads. Merchant lines are valued at actual cost into store, determined on a first in, first out or average cost basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost. Net realisable value is determined on the basis of each inventory line's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

1. Summary of Significant Accounting Policies (continued)

Investments

Controlled Entities
All investments are valued at the lower of cost and recoverable value. Dividends and distributions are brought to account in the Statement of Financial Performance when they are paid by the controlled entities.

Associated Companies
An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence, where the investment in that entity is material and has not been acquired with a view to disposal in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the associates' net profit after tax is recognised in the consolidated Statement of Financial Performance after adjusting for: revisions in depreciation of depreciable assets and amortisation of goodwill arising from adjustments made as at the date of acquisition; dissimilar accounting policies; and the elimination of unrealised profits and losses on transactions between the associate and any entities in the consolidated entity, or another associate of the consolidated entity. Other movements in reserves are recognised directly in consolidated reserves.

Revenue from dividends from associates is recognised by the parent entity when dividends are received.

The consolidated entity has no investments that meet the criteria for recognition as an associated company.

Other Companies
Investments in other listed and unlisted companies are carried at cost less any amount provided for diminution in value as determined by the Directors. Dividends are recognised when they are received.

Interest in Partnership
The consolidated entity's 50% interest in the South Pacific Tyres partnership is carried as an investment. The principal activity of the partnership is the manufacture and sale of tyres and related products.

Property, Plant and Equipment

Acquisition
Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials, direct labour and capitalised interest.

Depreciation and Amortisation
Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Freehold buildings of the Company and all Australian controlled entities	- 40 years
Freehold buildings of overseas controlled entities	- Allowable taxation rates
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

Leases
Operating lease payments are expensed as incurred on a straight line basis over the term of the lease.

Recoverable Amount of Non-Current Assets Valued on Cost Basis
The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

Brand Names
Brand names acquired since 1 July 1987 are recorded in the financial statements at cost. No amortisation is provided against the carrying value of these brand names on the basis that the lives of these assets are considered unlimited at this point in time.

Brand names have an unlimited legal life and the brand names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete.

1. Summary of Significant Accounting Policies (continued)

Payables

Trade and Other Creditors
Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or the consolidated entity. Trade liabilities are normally settled on 60 day terms.

Bills Payable
Bills payable are carried at the principal amount plus accrued interest.

Interest Bearing Liabilities
Bank and other loans are carried at their principal amount, subject to set-off arrangements. Interest is charged as an expense as it accrues.

Employee Entitlements

Wages, Salaries and Annual Leave
Liabilities for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date calculated at undiscounted amounts based on expected wage and salary rates that will be paid when the obligation is settled and include related on-costs.

Long Service Leave and Post Retirement Health Benefits
The liability for employee entitlements to long service leave and post retirement health benefits represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees' services provided up to the balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the future sacrifice of economic benefits is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

Rationalisation and Restructuring
Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced, or firm contracts related to the restructuring have been entered into. Costs related to ongoing activities are not provided for.

Contingencies, Accufix Pacing Lead Related Expenses and Insurance Claims
The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

Dividends
A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

Other Liabilities

Amounts due under contract
Amounts due under contract are carried at the outstanding consideration payable.

Superannuation Contributions
The Company and other controlled entities contribute to various defined benefit and accumulation superannuation funds as set out in Note 24. Employer contributions to these funds are charged against the operating profit as they are made. The Company and the controlled entities have no legal or constructive obligation to fund any deficit.

1. Summary of Significant Accounting Policies (continued)

Employee and Executive Share Plans

The Company currently maintains two plans for employees of the consolidated entity - the Pacific Dunlop Employee Share Plan and the Ansell Limited Stock Incentive Plan. A further Plan, the Pacific Dunlop Executive Share Plan, was discontinued in 1996. Further information on these plans is set out in Note 25.

The consolidated entity has recorded a charge to the profit and loss for the current year of approximately $2.6 million based on the expected vesting of Performance Share Rights issued to executives pursuant to the Ansell Limited Stock Incentive Plan over the past two years. Australian Accounting Standards do not currently require the recognition of compensation expense in relation to issuance of shares to employees, however the Company considers the recognition of such to be consistent with appropriate accounting criteria given the movement towards the recognition of such compensation under Exposure Draft 108 Equity Based Compensation.

Accounting for Acquisitions (Goodwill)

Acquired businesses are accounted for on the basis of the cost method. Fair values are assigned at date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed. Specific assessment is undertaken at the date of acquisition of any appropriate additional costs to be incurred. A liability for restructuring costs is only recognised as at the date of acquisition when there is a demonstrable commitment to restructuring together with a detailed plan. Further, the liability is only recognised when there is little or no discretion to avoid payment to other parties to settle such costs and a reliable estimate of the amount of the liability can be made.

Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised to the Statement of Financial Performance on a straight line basis over the future period of expected benefit.

The benefits from the goodwill acquired may exceed 20 years but the goodwill is written off over periods not exceeding 20 years in compliance with Australian Accounting Standards. The unamortised balance of goodwill is reviewed at least at each reporting date and any material diminution in value is charged to the Statement of Financial Performance.

Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date.

The financial statements of overseas controlled entities that are self sustaining foreign operations are converted using the current rate method. Equity items are translated at historical rates. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve until disposal, or partial disposal, of the operations.

Exchange differences arising on foreign currency amounts payable and receivable are brought to account in the Statement of Financial Performance. On consolidation, exchange differences on long term foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve on a net of tax basis where applicable.

Derivatives

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rate and interest rate movements.

The consolidated entity has adopted certain principles in relation to derivative financial instruments:

- (i) it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the consolidated entity;
- (ii) derivatives acquired must be able to be recorded on the consolidated entity's treasury management systems, which contain extensive internal controls; and
- (iii) the consolidated entity does not deal with counter-parties rated lower than A- by Standard and Poor's or A3 by Moody's Investors Service for any overnight transactions.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to financial assets and liabilities on the Statement of Financial Position, where internal controls operate.

1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading

On a continuing basis, the consolidated entity monitors its anticipated future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future net cash flows of overseas controlled entities, future foreign exchange requirements and interest rate positions.

These exposures are then monitored against continuing analysis of anticipated positions and may be modified from time to time. The foreign exchange transactions predominantly do not exceed 12 months duration and hedge transactions the consolidated entity expects to occur in this time frame. From time to time minor mismatches occur in the forward book, however these mismatches are managed under strict guidelines, limits and internal controls with stop loss parameters. Interest rate derivative instruments can be for periods up to 5 years.

When hedging an underlying interest rate exposure, with a derivative financial instrument, all gains and losses are accounted for on an accrual basis, thereby adjusting the underlying physical cost to the hedged rate over the life of the transaction. Gains or losses resulting from the termination of an interest rate swap contract where the underlying borrowing remains, are deferred on the Statement of Financial Position and then amortised over the life of the borrowing. Where the transaction is a single event, such as a foreign exchange exposure, the hedge gain or loss is taken to account on the actual exposure date.

Gains and losses on derivative financial instruments which hedge anticipated transactions are in the first instance deferred and later recognised in the Statement of Financial Performance when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where an actual or anticipated transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual or anticipated exposure is immediately taken to the Statement of Financial Performance.

Derivative Financial Instruments Held or Issued for Trading Purposes

The Company and the consolidated entity does not trade in derivative financial instruments or hold them for speculative purposes.

Use of Estimates

The preparation of consolidated financial statements in conformity with Australian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The estimates and associated assumptions are based on historical experience and various factors that are believed to be reasonable under the circumstances and are reviewed on an ongoing basis. Actual results could differ from these estimates.

Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary and dilutive potential ordinary shares adjusted for any bonus issue.

2. Impact of Adopting Australian Equivalents to International Financial Reporting Standards

Ansell will be required to prepare financial statements using Australian equivalents to International Reporting Standards (IFRS) for the year ending 30 June 2006. Ansell will report for the first time in compliance with IFRS when the results for the half-year ending 31 December 2005 are released.

IFRS requires that entities reporting their financial statements for the first time under IFRS must also restate their comparatives using all IFRS with the exception of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. This will mean the opening IFRS balance sheet will be a restated comparative balance sheet, dated 1 July 2004. Most adjustments required on transition to IFRS will be made, retrospectively, against opening accumulated losses on 1 July 2004, however transitional adjustments relating to those standards where comparatives are not required will only be made on 1 July 2005. Comparatives restated to comply with IFRS will be reported, for the first time, in the financial statements for the half-year ending 31 December 2005.

Ansell has established a project team to plan and implement the transition process to IFRS. As at 30 June 2004, the project team has completed an impact study to identify key areas that will be impacted by IFRS. The impact study addressed key differences in accounting policies and disclosures, business issues associated with Australian equivalents to IFRS and key milestones for IFRS implementation including a high-level project plan.

The key differences in accounting policies that are expected to arise from adopting IFRS are as follows:

- Intangible Assets - the amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing of cash flows of the cash-generating unit to which the asset belongs.
- Impairment of Assets - the recoverable amount of an asset will be determined on a discounted cash flow basis, with strict tests for determining whether the value of goodwill or cash-generating units have been impaired.
- Superannuation - surpluses and deficits in defined benefit superannuation plans sponsored by entities within the consolidated entity will be recognised in the Statement of Financial Performance and Statement of Financial Position.
- Share-Based Payments - equity-based compensation in respect of options will be recognised as an expense in the periods during which the employee provides related services.
- Financial Instruments - derivative financial instruments will be carried at fair value in the Consolidated entity's Statement of Financial Position.

The above should not be regarded as a complete list of changes to accounting policies that will result from the transition to Australian equivalents to IFRS, as some decisions have not yet been made where choices of accounting policies are available. For this reason it is not possible at this time to quantify the potential impact of the transition to Australian equivalents to IFRS on the consolidated entity's financial performance and financial position.

3. Total Revenue

	Consolidated			The Company		
$ in millions	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Revenue from the Sale of Goods	1,113.3	1,293.6	2,222.8	108.3	86.0	498.9
Revenues From Other Operating Activities						
Dividend income						
From shares in wholly owned controlled entities	-	-	-	33.1	27.8	195.5
From shares in associated companies	-	-	-	-	2.6	1.3
From shares in other companies	-	-	0.3	-	-	-
Interest Received or Due and Receivable						
From wholly owned controlled entities	-	-	-	81.6	139.1	34.3
From related parties	3.5	3.3	2.5	-	0.8	2.0
From others	9.0	8.0	13.0	0.1	-	1.9
Total revenue from other operating activities	**12.5**	**11.3**	**15.8**	**114.8**	**170.3**	**235.0**
Revenue from Outside Operating Activities						
Proceeds from the Sale of Non-Current Assets	5.3	15.2	12.1	-	6.7	2.0
Proceeds Received from the Sale of Businesses	-	-	939.7	-	-	521.5
Total revenue from outside operating activities	**5.3**	**15.2**	**951.8**	**-**	**6.7**	**523.5**
Total Revenue	**1,131.1**	**1,320.1**	**3,190.4**	**223.1**	**263.0**	**1,257.4**

4. Profit/(Loss) from Ordinary Activities Before Income Tax

$ in millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
(a) Profit/(loss) from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:						
Borrowing Costs						
Interest Paid or Due and Payable:						
To others	25.4	33.9	61.8	24.4	32.8	59.4
Other Borrowing Costs	4.0	3.9	8.4	3.2	3.3	7.6
Total Borrowing Costs	29.4	37.8	70.2	27.6	36.1	67.0
Depreciation						
Buildings	1.1	1.8	3.9	-	-	0.9
Plant & equipment	22.7	27.7	46.4	0.1	0.1	7.0
Amortisation						
Leasehold land and buildings	1.5	1.7	2.8	-	-	0.2
Goodwill	21.4	25.3	29.2	-	-	0.3
Research and Development Costs Expensed as Incurred	12.6	12.8	17.0	-	-	0.4
Net Bad Debts Expense	0.4	(0.6)	0.8	-	0.1	0.4
Amounts Set Aside to Provision for:						
Doubtful trade debts	1.2	(2.5)	(2.9)	0.2	0.1	1.0
Employee entitlements	13.0	10.8	29.2	0.8	0.7	8.5
Rationalisation and restructuring costs	9.7	10.1	20.3	2.9	2.9	(0.3)
Rebates, allowances and warranty claims	9.6	11.5	7.2	2.7	1.4	2.4
Net foreign exchange loss/(gain)	1.0	4.0	(0.4)	(1.6)	2.5	23.3
Profits Arising from the Sale of Property, Plant and Equipment	(0.8)	(0.3)	(7.6)	-	-	(6.7)
Losses Arising from Sale of Property, Plant and Equipment	-	0.2	13.2	-	-	7.7
Operating Lease Rentals	20.0	24.1	37.5	0.8	0.7	9.5
Write-down in Value of Inventories	3.7	5.9	3.0	-	-	1.3
(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense						
Refund of Sales Tax	17.8	-	-	-	-	-
Write-down of Ansell Healthcare fixed assets	(8.8)	-	(63.1)	-	-	-
GNB Workers Compensation costs	(7.5)	-	-	-	-	-
Write-down of receivable/investment	-	(6.1)	(99.9)	-	-	-
Net gain/(loss) on sale of controlled entities and businesses	-	-	25.7	(13.5)	32.4	7.0
Net write-down of investments in and intercompany balances with subsidiaries	-	-	-	(22.9)	-	(82.4)
(c) Auditors' Remuneration ($ in Thousands)						
Audit and review of the financial reports:						
Auditors of Ansell Limited and Australian entities - KPMG	1,013	1,183	1,653	927	983	1,391
Other member firms of KPMG	1,423	1,661	1,891	-	-	-
	2,436	2,844	3,544	927	983	1,391
Other services:						
Other audit and assurance services (including disposals and acquisitions)						
Auditors of Ansell Limited and Australian entities - KPMG	131	259	4,944	131	90	4,746
Other member firms of KPMG	77	78	25	-	-	-
Taxation and other services						
Auditors of Ansell Limited and Australian entities - KPMG	40	32	439	40	32	331
Other member firms of KPMG	150	90	66	-	-	-
Total other services	398	459	5,474	171	122	5,077
Total auditors remuneration	2,834	3,303	9,018	1,098	1,105	6,468

5. Contributed Equity

$ in millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
Issued and Paid up Capital						
176,310,916 (2003 - 185,917,580 ; 2002 - 187,073,500) ordinary shares, fully paid *	1,383.8	1,448.2	1,455.4	1,383.8	1,448.2	1,455.4
738,000 (2003 - 922,100 ; 2002 - 1,174,600) ordinary plan shares, paid to 5 cents	0.1	0.1	0.1	0.1	0.1	0.1
Total Issued and Paid up Capital	**1,383.9**	**1,448.3**	**1,455.5**	**1,383.9**	**1,448.3**	**1,455.5**

* includes 149,763 (2003 - 210,679 ; 2002 - 678,300) shares issued in accordance with the Employee Share Plan and 198,288 (2003 - nil; 2002 - nil) shares bought back by the Company prior to 30 June 2004 but not cancelled as at that date.

$ in millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
Ordinary Shares Reconciliation						
Balance at the beginning of the financial year	1,448.3	1,455.5	1,454.3	1,448.3	1,455.5	1,454.3
Increase in Contributed Equity:						
Additional capital issued	1.0	1.0	1.2	1.0	1.0	1.2
Decrease in Contributed Equity:						
Share buy-back	(65.4)	(8.2)	-	(65.4)	(8.2)	-
Balance at the end of the financial year	**1,383.9**	**1,448.3**	**1,455.5**	**1,383.9**	**1,448.3**	**1,455.5**

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Note 25 provides details of shares subject to options and Performance Share Rights granted under the Ansell Limited Stock Incentive Plan.

Share Buy-Back

The Company, on 30 April 2004, ceased buying back shares under the on-market buy back announced on 16 April 2003, after buying back 11,199,184 shares for a total outlay of $72.1 million representing 6% of ordinary shares issued on that date. On 3 May 2004, the Company announced that it would undertake a further on-market buy-back of up to 12 million shares over the following 12 month period. As at 30 June 2004, the Company had bought back 198,288 shares for $1.47 million.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made.

During the financial year, the amounts outstanding on 184,100 existing Executive Plan shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 23,800 Executive Plan shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 25 'Ownership-Based Remuneration Schemes' for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 60,916 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, no further payments in respect of Employee Plan shares have been made. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this Report under the Pacific Dunlop Employee Share Plan.

6. Accumulated Losses and Reserves

$ in millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
Asset revaluation reserve	0.7	1.5	14.7	-	-	10.2
General reserve	3.3	1.8	2.7	-	-	-
Foreign currency translation reserve	(279.6)	(272.2)	(193.6)	-	-	-
Total Reserves	(275.6)	(268.9)	(176.2)	-	-	10.2
Accumulated losses	(306.7)	(345.7)	(417.0)	(192.3)	(219.1)	(394.1)
Total Accumulated Losses and Reserves	**(582.3)**	**(614.6)**	**(593.2)**	**(192.3)**	**(219.1)**	**(383.9)**
Movements during the year:						
Asset Revaluation Reserve						
Balance at beginning of the financial year	1.5	14.7	6.2	-	10.2	10.2
Transfer from/(to) retained profits	(0.8)	(13.2)	8.5	-	(10.2)	-
Balance at the end of the financial year	**0.7**	**1.5**	**14.7**	**-**	**-**	**10.2**
General Reserve						
Balance at beginning of the financial year	1.8	2.7	3.0	-	-	-
Transfer from/(to) retained profits	1.5	(0.9)	(0.3)	-	-	-
Balance at the end of the financial year	**3.3**	**1.8**	**2.7**	**-**	**-**	**-**
Foreign Currency Translation Reserve						
Balance at the beginning of the financial year	(272.2)	(193.6)	(127.2)	-	-	-
Transfers to retained profits	-	(7.3)	3.2	-	-	-
Exchange fluctuations on assets and liabilities held in foreign currencies						
net loss on translation of net assets	(16.8)	(121.1)	(120.3)	-	-	-
net gain on hedge borrowings	9.4	49.8	50.7	-	-	-
Balance at the end of the financial year	**(279.6)**	**(272.2)**	**(193.6)**	**-**	**-**	**-**
Accumulated Losses						
Balance at the beginning of the financial year	(345.7)	(417.0)	(289.9)	(219.1)	(394.1)	(465.8)
Transfer (to)/from reserves	(0.7)	21.4	(11.4)		10.2	-
Net profit/(loss) after income tax attributable to Ansell Limited shareholders	70.7	49.9	(115.8)	57.8	164.8	71.6
Dividends provided for or paid *	(31.0)	-	0.1	(31.0)	-	0.1
Balance at the end of the financial year	**(306.7)**	**(345.7)**	**(417.0)**	**(192.3)**	**(219.1)**	**(394.1)**

* 2002 dividends represents an overprovision in the prior year.

Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The balance of $0.7 million (the Company: Nil) is not available for future asset write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.

General

The amount standing to the credit of the general reserve resulted from prior period allocations of retained profits for non-specific purposes and is available for release to retained profits.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Significant Accounting Policy Note 1.

Notes to the Financial Statements

7. Total Equity Reconciliation

$ in millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
Total equity at the beginning of the financial year	844.5	876.0	1,066.2	1,229.2	1,071.6	998.7
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	63.3	(21.4)	(185.4)	57.8	164.8	71.6
Transactions with owners as owners:						
Contributions of equity	1.0	1.0	1.2	1.0	1.0	1.2
Share buy-back	(65.4)	(8.2)	-	(65.4)	(8.2)	-
Dividends	(31.0)	-	0.1	(31.0)	-	0.1
Total changes in outside equity interest	(0.6)	(2.9)	(6.1)	-	-	-
Total equity at the end of the financial year	**811.8**	**844.5**	**876.0**	**1,191.6**	**1,229.2**	**1,071.6**

8. Income Tax

$ in millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
Prima facie income tax expense/(benefit) calculated at 30% (2003: 30%, 2002: 30%) on profit/(loss) from ordinary activities	28.0	23.8	(17.2)	17.4	49.3	26.7
Increased taxation arising from:						
Write down of assets	2.9	2.3	48.9	-	-	-
Net restructuring costs	2.9	1.4	5.4	0.9	-	-
Write down of intergroup investments and intercompany balances	-	-	-	6.9	-	-
Goodwill amortisation	0.9	1.1	1.4	-	-	-
Income tax under provided in prior years	2.2	1.3	0.2	-	-	-
Net higher overseas tax rates	-	8.3	4.1	-	-	-
Reduced taxation arising from:						
Net (gain)/loss on sale of businesses and controlled entities	-	-	(7.7)	4.1	(10.0)	(2.1)
Income tax over provided in previous years	-	-	-	-	-	(2.3)
Investment and export incentive allowances	(6.8)	(6.7)	(6.3)	-	-	-
Net lower overseas tax rates	(0.9)	-	-	-	-	-
Other permanent differences*	(8.5)	(4.6)	12.4	(29.1)	(39.8)	(22.3)
Share of associates' net profit	-	(0.1)	(0.6)	-	-	-
Income tax expense/(benefit) on profit from ordinary activities before individually significant items and effect of change in tax rate	20.7	26.8	40.6	0.2	(0.5)	-
Individually significant income tax items:						
Write off of tax balances attributable to Australian operations	-	-	15.2	-	-	17.3
Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	**20.7**	**26.8**	**55.8**	**0.2**	**(0.5)**	**17.3**
Income tax expense/(benefit) attributable to operating profit/(loss) is made up of:						
Provision attributable to current year	17.2	0.7	8.0	0.2	(0.5)	(12.6)
Under/(Over) provision in respect of previous years	2.2	1.3	0.2	-	-	(2.3)
Provision attributable to future years						
Deferred income tax liability	(1.5)	0.3	(2.0)	-	-	-
Future income tax benefit	2.8	24.5	49.6	-	-	32.2
	20.7	**26.8**	**55.8**	**0.2**	**(0.5)**	**17.3**

* Includes tax benefit on loss from Australian trading operations not brought to account/recovery of tax losses not previously brought to account.

9. Dividends Paid or Declared

$ in millions	The Company 2004	2003	2002
Dividends paid			
The following dividends were paid during the year:			
A final dividend for the year ended 30 June 2003 of 11 cents per share unfranked, was paid on 9 October 2003	20.4	-	-
An interim dividend for the year ended 30 June 2004 of 6 cents per share unfranked, was paid on 8 April 2004	10.6	-	-
Dividends declared			
Since the end of the financial year the Directors declared the following dividend - final dividend of 7 cents, unfranked (2003 - 11 cents; 2002 - nil)	12.3	20.4	-

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2004 and will be recognised in subsequent financial reports.

Dividend Franking Account
As a result of entering the Tax Consolidation regime the balance of available franking credits in the franking account as at 30 June 2004 was $2.7 million (2003 - nil; 2002 - nil).

10. Outside Equity Interests

$ in millions	Consolidated 2004	2003	2002
Outside equity interests comprise:			
Contributed equity	2.1	2.1	4.5
Reserves	(3.0)	(2.2)	2.4
Retained profits at the beginning of the financial year	10.9	6.8	3.6
Profits for the year	1.9	2.6	2.8
Dividends paid/provided for during the year	(1.7)	(1.7)	(1.8)
Outside equity interests disposed/acquired during the year	-	3.2	2.2
Retained profits at the end of the financial year	11.1	10.9	6.8
Total Outside Equity Interests	**10.2**	**10.8**	**13.7**

11. Cash Assets

$ in millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
Cash on hand	0.9	0.6	0.2	-	-	-
Cash at bank	69.8	60.8	72.0	0.8	1.4	4.2
Short-term deposits	237.1	224.6	186.3	-	-	-
	307.8	286.0	258.5	0.8	1.4	4.2
Restricted deposits	10.3	13.8	18.4	-	-	-
Total Cash Assets	**318.1**	**299.8**	**276.9**	**0.8**	**1.4**	**4.2**

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the Group for claims arising with respect to the Accufix Pacing Lead.

12. Receivables

$ in millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
Current						
Trade debtors	204.7	218.2	264.8	17.7	16.2	11.6
Less provision for doubtful debts	6.7	6.9	17.5	0.5	0.3	0.4
Less provision for rebates, allowances and warranty claims	15.0	13.8	14.8	2.7	1.8	1.6
	183.0	197.5	232.5	14.5	14.1	9.6
Amounts owing by South Pacific Tyres partnership	0.5	7.6	-	-	7.2	-
Amounts owing by wholly owned controlled entities	-	-	-	1,354.7	1,458.9	1,488.3
Less provision for doubtful debts	-	-	-	785.2	698.0	691.4
Other amounts receivable	45.2	57.3	61.2	10.2	13.9	14.5
Total Current	**228.7**	**262.4**	**293.7**	**594.2**	**796.1**	**821.0**
Non-Current						
Interest bearing amount owing by South Pacific Tyres partnership	62.3	55.1	59.4	-	-	27.6
Amounts owing by other related parties	-	-	0.2	-	-	0.2
Interest bearing amount owing by external entities	-	-	2.5	-	-	1.3
Other amounts receivable	1.6	2.4	6.8	0.8	1.2	4.3
Less provision for doubtful debts	0.3	0.5	2.2	-	-	-
Total Non Current	**63.6**	**57.0**	**66.7**	**0.8**	**1.2**	**33.4**
Total Receivables	**292.3**	**319.4**	**360.4**	**595.0**	**797.3**	**854.4**

Included in other amounts receivable are:

(i) Loans to employees in relation to the employee share plan						
- current	-	-	0.7	-	-	0.7
- non-current	0.8	1.2	3.6	0.8	1.2	3.6
(ii) Loans to Executive Directors of Ansell Limited and Executives who are Directors of certain controlled entities secured under the Ansell Housing Scheme repayable at a future date at concessional interest rates						
- non-current	-	-	0.2	-	-	0.2
Repayments received	-	0.2	0.2	-	0.2	0.2

The reconciliations of provision for doubtful debts - trade are presented below:

$ in millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
Balance at the beginning of the financial year	6.9	17.5	33.1	0.3	0.4	4.4
Acquisitions/(disposals) of entities	-	-	(8.2)	-	-	(4.8)
Amounts charged/(released) to profit/(loss) from operating activities	1.2	(2.5)	(2.9)	0.2	0.1	1.0
Amounts utilised for intended purposes	(1.3)	(7.4)	(4.0)	-	(0.2)	(0.2)
Net foreign currency differences on translation of self-sustaining operations	(0.1)	(0.7)	(0.5)	-	-	-
Balance at the end of the financial year	**6.7**	**6.9**	**17.5**	**0.5**	**0.3**	**0.4**

13. Inventories

$ in millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
At Cost						
Raw materials	20.1	21.6	31.9	0.9	0.1	0.9
Work in progress	13.6	13.1	17.0	-	-	-
Finished goods	112.0	137.2	181.1	12.2	12.4	12.8
Other stock	3.9	5.5	5.1	-	-	-
Total Inventory at Cost	**149.6**	**177.4**	**235.1**	**13.1**	**12.5**	**13.7**
Net Realisable Value						
Finished goods	37.9	10.5	-	-	-	-
Other stock	3.0	-	-	-	-	-
Total Inventory at Net Realisable Value	**40.9**	**10.5**	**-**	**-**	**-**	**-**
Total Inventories	**190.5**	**187.9**	**235.1**	**13.1**	**12.5**	**13.7**

14. Other Financial Assets (Investments)

$ in millions	Notes	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
(a) Shares in Controlled Entities and Other financial assets							
Controlled entities							
Not quoted on a prescribed stock exchange:							
At cost [1]		-	-	-	2,161.8	2,184.0	2,246.7
Less Provision for diminution in value		-	-	-	635.2	699.5	699.5
Other financial assets							
Quoted on a prescribed stock exchange:							
At cost		-	-	9.3	-	-	-
At market value		2.1	3.1	-	-	-	-
Not quoted on a prescribed stock exchange:							
At cost		1.3	-	-	-	-	-
South Pacific Tyres N.Z. Ltd		21.6	21.9	20.1	-	-	-
Investment in Partnership							
South Pacific Tyres		116.4	116.4	116.4	-	-	-
Total Other Financial Assets		**141.4**	**141.4**	**145.8**	**1,526.6**	**1,484.5**	**1,547.2**
(b) Investments accounted for using the equity method							
Shares in Unlisted Associated Companies							
Equity Accounted	38	-	-	13.3	-	-	-
Cost		-	-	-	-	-	0.2
Total Investments accounted for using the equity method		**-**	**-**	**13.3**	**-**	**-**	**0.2**

(1) The Directors have adopted the cost basis of valuation in accordance with AASB 1041 'Revaluation of Non-Current Assets'.

15. Property, plant and equipment

$ in millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
(a) Freehold Land						
At cost	12.6	13.4	16.3	-	-	-
(b) Freehold Buildings						
At cost	37.7	39.8	45.6	-	-	-
Less provision for depreciation	11.7	11.9	7.6	-	-	-
	26.0	**27.9**	**38.0**	**-**	**-**	**-**
(c) Leasehold Land and Buildings						
At cost	52.2	53.4	62.6	-	-	-
Less provision for amortisation	12.2	11.1	12.1	-	-	-
	40.0	**42.3**	**50.5**	**-**	**-**	**-**
(d) Plant and Equipment						
At cost	400.6	436.3	502.5	1.7	1.4	2.4
Less provision for depreciation	260.2	266.1	286.7	1.3	1.1	2.0
	140.4	**170.2**	**215.8**	**0.4**	**0.3**	**0.4**
(e) Buildings and Plant under construction						
At cost	8.8	9.1	11.9	-	-	-
Total property, plant and equipment	**227.8**	**262.9**	**332.5**	**0.4**	**0.3**	**0.4**

In accordance with the consolidated entity's policy of obtaining an independent valuation of land and buildings every three years, a valuation was carried out as at 31 December 2003 by independent valuers. This valuation was on the basis of Fair Value - Existing Use, subject to continued occupation by the operating entity or, where this was not the case, Fair Value - Alternative Use. With respect to land and buildings owned as at 30 June 2004, this resulted in a valuation of freehold land of $33,527,961 (the Company: Nil) and a valuation of freehold buildings of $52,227,266 (the Company: Nil).

As land and buildings are recorded at cost, the valuation has not been brought to account.

15. Property, plant and equipment (continued)

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated			The Company		
$ in millions	2004	2003	2002	2004	2003	2002
Freehold Land						
Balance at the beginning of the financial year	13.4	16.3	43.3	-	-	9.7
Disposal of entities	-	-	(20.8)	-	-	(8.1)
Disposals/Write-downs	(1.5)	(0.6)	(4.6)	-	-	(1.6)
Net foreign currency differences on translation of self-sustaining operations	0.7	(2.3)	(1.6)	-	-	-
Balance at the end of the financial year	12.6	13.4	16.3	-	-	-
Freehold Buildings						
Balance at the beginning of the financial year	27.9	38.0	97.7	-	-	18.8
Additions	0.1	0.1	0.3	-	-	-
Disposal of entities	-	-	(33.3)	-	-	(14.9)
Disposals/Write-downs	(2.0)	(3.4)	(19.4)	-	-	(3.0)
Transfer from capital works in progress	0.2	0.1	-	-	-	-
Depreciation	(1.1)	(1.8)	(3.9)	-	-	(0.9)
Net foreign currency differences on translation of self-sustaining operations	0.9	(5.1)	(3.4)	-	-	-
Balance at the end of the financial year	26.0	27.9	38.0	-	-	-
Leasehold Land and Buildings						
Balance at the beginning of the financial year	42.3	50.5	73.2	-	-	3.1
Additions	0.1	0.8	1.1	-	-	0.1
Additions through entities acquired	-	-	1.9	-	-	-
Disposal of entities	-	-	(14.8)	-	-	(2.7)
Disposals/Write-downs	(0.2)	-	(2.7)	-	-	(1.6)
Transfers from capital works in progress	0.7	0.2	1.4	-	-	1.3
Amortisation	(1.5)	(1.7)	(2.8)	-	-	(0.2)
Net foreign currency differences on translation of self-sustaining operations	(1.4)	(7.5)	(6.8)	-	-	-
Balance at the end of the financial year	40.0	42.3	50.5	-	-	-
Plant and Equipment						
Balance at the beginning of the financial year	170.2	215.8	423.9	0.3	0.4	63.3
Additions	3.9	5.4	11.4	0.2	0.2	4.6
Additions through entities acquired	-	-	3.4	-	-	-
Disposal of entities	-	-	(104.4)	-	-	(48.8)
Disposals/Write-downs	(9.7)	(3.7)	(74.4)	-	(0.2)	(13.1)
Transfers from capital works in progress	8.3	9.5	30.5	-	-	1.4
Depreciation	(22.7)	(27.7)	(46.4)	(0.1)	(0.1)	(7.0)
Net foreign currency differences on translation of self-sustaining operations	(9.6)	(29.1)	(28.2)	-	-	-
Balance at the end of the financial year	140.4	170.2	215.8	0.4	0.3	0.4

15. Property, plant and equipment (continued)

$ in millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
Buildings and Plant under construction						
Balance at the beginning of the financial year	9.1	11.9	31.8	-	-	4.0
Additions	9.7	9.1	21.5	-	-	3.0
Disposal of entities	-	-	(7.0)	-	-	(3.8)
Disposals/Write-downs	-	-	(0.4)	-	-	(0.5)
Transfers to property, plant & equipment	(9.2)	(9.8)	(31.9)	-	-	(2.7)
Net foreign currency differences on translation of self-sustaining operations	(0.8)	(2.1)	(2.1)	-	-	-
Balance at the end of the financial year	8.8	9.1	11.9	-	-	-

16. Intangible Assets

$ in millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
Brand Names						
At cost	117.4	121.2	142.5	-	-	-
Goodwill						
At cost	375.3	385.6	445.9	-	-	-
Less provision for amortisation	199.3	182.3	185.2	-	-	-
	176.0	**203.3**	**260.7**	-	-	-
Total Intangibles	**293.4**	**324.5**	**403.2**	-	-	-

17. Deferred Tax Assets

$ in millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
Future income tax benefit arising from:						
Accumulated timing differences	23.6	26.0	32.2	-	-	-
Accumulated tax losses	0.6	6.0	17.5	-	-	-
	24.2	**32.0**	**49.7**	-	-	-

The Group has unrecognised capital tax losses relating to controlled entities of $374.9 million (2003 - $267.9 million; 2002 - $331.3 million). Future income tax benefits of $363.9 million (2003 - $380.4 million; 2002 - $393.6 million) relating to trading tax losses of controlled entities have not been recognised in the financial statements.

The benefit of those trading losses will only be obtained if:
(a) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity; and
(b) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and
(c) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

The tax effect of temporary differences that give rise to significant portions of the future income tax benefit are presented below:

$ in millions	Consolidated 2004	2003	2002
Trading stock tax adjustments	3.5	4.9	4.0
Provisions	17.0	18.1	21.4
Accruals	2.7	2.3	3.0
Unrealised foreign exchange losses	-	-	0.5
Accumulated tax losses	0.6	6.0	17.5
Other	0.4	0.7	3.3
Total temporary differences	**24.2**	**32.0**	**49.7**

18. Payables

$ in millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
Current						
Amounts owing to wholly owned controlled entities	-	-	-	611.8	595.4	739.1
Trade creditors	124.1	130.1	166.6	3.7	4.5	8.1
Other creditors	35.3	24.3	26.1	13.3	10.8	13.8
Total Current	**159.4**	**154.4**	**192.7**	**628.8**	**610.7**	**761.0**
Non-Current						
Other creditors	3.3	3.2	3.7	-	-	-
Total Non-Current	**3.3**	**3.2**	**3.7**	-	-	-
Total Payables	**162.7**	**157.6**	**196.4**	**628.8**	**610.7**	**761.0**

19. Interest Bearing Liabilities

$ in Millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
Current						
Bank overdrafts	3.3	2.6	14.6	-	-	0.9
Bank loans repayable in:						
Canadian dollars	-	5.6	5.8	-	-	-
Euro dollars	-	-	14.9	-	-	-
Malaysian ringgits	7.0	9.2	5.8	-	-	-
Other currencies	0.8	0.6	0.7	-	-	-
Other loans repayable in:						
Australian dollars	50.0	-	-	50.0	-	-
Sterling Pounds	-	-	16.2	-	-	16.2
U.S. dollars	129.1	133.8	49.6	129.1	133.8	49.6
Total Current	**190.2**	**151.8**	**107.6**	**179.1**	**133.8**	**66.7**
Non-Current						
Bank loans repayable in:						
U.S. dollars	101.6	-	-	-	-	-
Other currencies	-	-	0.2	-	-	-
Other loans repayable in:						
Australian dollars	66.0	116.0	116.0	66.0	116.0	116.0
Euro dollars	-	-	34.0	-	-	34.0
U.S. dollars	68.4	204.0	366.3	68.4	204.0	366.3
Total Non-Current	**236.0**	**320.0**	**516.5**	**134.4**	**320.0**	**516.3**
Total Interest Bearing Liabilities	**426.2**	**471.8**	**624.1**	**313.5**	**453.8**	**583.0**

At 30 June 2004 bank overdraft and other loans totalling $1.4 million (2003: $1.7 million, 2002: $2.4 million) were secured, principally against Group property, plant and equipment having carrying values slightly in excess of the secured amounts payable. These security arrangements relate to acquired controlled entities and were in place prior to the companies concerned becoming part of the Ansell Limited Group.

The Group established a US$250 million revolving credit bank facility on 30 April 2004 of which US$200 million has a five year term and US$50 million a 364 day term. This facility can be accessed by the parent company and certain USA subsidiaries. US$70 million of the five year term facility had been drawn down at 30 June 2004 (June 2003: Nil) leaving an unused balance at that date of US$180 million.

19. Interest Bearing Liabilities (continued)

The following table sets out detail in respect of the major components of Interest Bearing Liabilities at 30 June, 2004.

Nature of Borrowing	Amount $m	Interest Rate % p.a.	Maturity Date
Bank Overdrafts			
Indian rupees	0.8	3.80	At Call
Thai Baht	1.8	1.80	At Call
United States dollars	0.7	1.80	At Call
Total Bank Overdrafts	3.3		
Bank Loans			
Current			
Malaysian ringgits	7.0	3.00	2005
Other currencies	0.8	2.50	2005
	7.8		
Non-Current			
United States dollars	101.6	4.07	2009
Total Bank Loans	109.4		
Other Loans			
Current			
Australian dollars	50.0	6.77	2005
United States dollars	129.1	6.92	2005
	179.1		
Non-Current			
Australian dollars	50.0	6.54	2007
Australian dollars	16.0	7.76	2007
United States dollars	29.0	2.19	2006
United States dollars	26.3	5.99	2007
United States dollars	13.1	1.97	2010
	134.4		
Total Other Loans	313.5		
Total Interest Bearing Liabilities	426.2		

Maturity Schedule	
Term to maturity:	
Within one year	190.2
One to two years	29.0
Two to three years	92.3
Four to five years	101.6
Greater than five years	13.1
Total	426.2

	Consolidated			The Company		
$ in Millions	2004	2003	2002	2004	2003	2002
Net Interest Bearing Debt						
Cash at bank and short-term deposits (net of restricted deposits)	306.9	285.4	258.3	0.8	1.4	4.2
Current borrowings	190.2	151.8	107.6	179.1	133.8	66.7
Non-current borrowings	236.0	320.0	516.5	134.4	320.0	516.3
Net interest bearing debt	119.3	186.4	365.8	312.7	452.4	578.8

20. Provisions

$ in Millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
Current						
Provision for employee entitlements	17.1	17.7	25.2	3.4	3.0	3.4
Provision for contingencies	4.6	4.8	2.8	-	-	-
Provision for rationalisation and restructuring costs	13.1	13.5	30.0	0.2	2.9	4.5
Provision for Accufix Pacing Lead related expenses	11.2	14.5	18.6	-	-	-
Provision for claims	6.0	7.0	8.8	-	-	-
	52.0	57.5	85.4	3.6	5.9	7.9
Provision for income tax	2.6	3.1	1.9	-	-	-
Total Current	**54.6**	**60.6**	**87.3**	**3.6**	**5.9**	**7.9**
Non-Current						
Provision for employee entitlements	23.9	21.7	23.3	0.2	0.4	0.4
Provision for deferred income tax	20.2	21.5	24.4	-	-	-
Total Non-Current	**44.1**	**43.2**	**47.7**	**0.2**	**0.4**	**0.4**
Total Provisions	**98.7**	**103.8**	**135.0**	**3.8**	**6.3**	**8.3**

Reconciliations of the carrying amount of each class of provision, except for employee entitlements, are set out below:

$ in Millions	Consolidated 2004	Consolidated 2003	Consolidated 2002	The Company 2004	The Company 2003	The Company 2002
Provision for contingencies						
Balance at the beginning of the financial year	4.8	2.8	3.2	-	-	-
Amounts charged to profit after tax from operating activities	-	2.4	-	-	-	-
Net foreign currency differences on translation of self-sustaining operations	(0.2)	(0.4)	(0.4)	-	-	-
Balance at the end of the financial year	4.6	4.8	2.8	-	-	-
Provision for rationalisation and restructuring						
Balance at the beginning of the financial year	13.5	30.0	111.9	2.9	4.5	47.3
Acquisitions/(disposals) of entities	-	-	(11.5)	-	-	(11.5)
Amounts charged/(released) to profit/(loss) from operating activities	9.7	10.1	20.3	2.9	2.9	(0.3)
Amounts utilised for intended purposes	(10.1)	(25.7)	(88.0)	(5.6)	(4.5)	(31.0)
Net foreign currency differences on translation of self-sustaining operations	-	(0.9)	(2.7)	-	-	-
Balance at the end of the financial year	**13.1**	**13.5**	**30.0**	**0.2**	**2.9**	**4.5**
Provision for Accufix Pacing Lead related expenses						
Balance at the beginning of the financial year	14.5	18.6	29.3	-	-	6.5
Amounts utilised for intended purposes	(3.1)	(2.7)	(10.7)	-	-	-
Transfer to controlled entities	-	-	-	-	-	(6.5)
Amounts refunded by Court/recovered from Insurers	-	-	1.5	-	-	-
Net foreign currency differences on translation of self-sustaining operations	(0.2)	(1.4)	(1.5)	-	-	-
Balance at the end of the financial year	**11.2**	**14.5**	**18.6**	-	-	-
Provision for claims (Captive Insurance Company)						
Balance at the beginning of the financial year	7.0	8.8	10.9	-	-	-
Amounts utilised for intended purposes	(1.0)	(1.8)	(2.1)	-	-	-
Balance at the end of the financial year	**6.0**	**7.0**	**8.8**	-	-	-

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

$ in Millions	Consolidated 2004	Consolidated 2003	Consolidated 2002
Depreciation on plant adjustments	1.8	9.3	4.1
Amortisation of Intangible Assets	12.4	13.5	16.8
Other	6.0	(1.3)	3.5
Total	**20.2**	**21.5**	**24.4**

20. Provisions (continued)

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Consolidated			The Company		
Employee Entitlements	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Assumed rate of increase in wage and salary rates	2.0%	3.4%	4.0%	2.0%	3.4%	4.0%
Discount rate	4.1%	1.7%	2.3%	4.1%	1.7%	2.3%
Settlement term (years)	10-15	10-15	10-15	10-15	10-15	10-15
Number of employees at year end	11,530	12,013	12,160	87	87	104

21. Other Liabilities

	Consolidated			The Company		
$ in Millions	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Current						
Deferred income	-	1.1	1.2	-	0.2	-
Total Current Other Liabilities	**-**	**1.1**	**1.2**	**-**	**0.2**	**-**

22. Dissection of Liabilities

	Consolidated			The Company		
$ in Millions	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Secured						
Bank overdrafts and other loans	0.6	1.1	1.5	-	-	-
Bank loans	0.8	0.6	0.9	-	-	-
Unsecured						
Amounts owing to wholly owned controlled entities	-	-	-	611.8	595.4	739.1
Bank overdrafts	2.7	1.5	13.1	-	-	0.9
Bank loans	108.6	14.8	26.5	-	-	-
Other loans	313.5	453.8	582.1	313.5	453.8	582.1
Trade creditors	124.1	130.1	166.6	3.7	4.5	8.1
Other creditors	38.6	27.5	29.8	13.3	10.8	13.8
Provisions (as per Note 20)	98.7	103.8	135.0	3.8	6.3	8.3
Other liabilities (as per Note 21)	-	1.1	1.2	-	0.2	-
Total Unsecured Liabilities	686.2	732.6	954.3	946.1	1,071.0	1,352.3
Total Liabilities	**687.6**	**734.3**	**956.7**	**946.1**	**1,071.0**	**1,352.3**

23. Expenditure Commitments

	Consolidated			The Company		
$ in Millions	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
(a) Capital expenditure commitments						
Contracted but not provided for in the financial statements:						
Plant and equipment	-	0.2	0.2	-	-	-
	-	0.2	0.2	-	-	-
Payable within one year	-	0.2	0.2	-	-	-
(b) Operating Lease Commitments						
Future operating lease commitments not provided for in the financial statements and payable:						
Within one year	11.8	14.0	11.0	3.7	5.4	5.5
One year or later and no later than five years	30.1	33.3	29.1	8.7	11.5	13.5
Later than five years	14.4	11.1	15.6	2.4	2.4	3.6
	56.3	**58.4**	**55.7**	**14.8**	**19.3**	**22.6**

The Group leases property under operating leases expiring from one to twenty years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

24. Superannuation

Ansell Limited and certain controlled entities contribute to certain defined benefit and accumulation Superannuation Funds maintained to provide superannuation benefits for employees.

The defined benefit funds are listed below. Where applicable, amounts shown have been proportionately determined and are based on values extracted from the most recent financial report of the Fund. In respect of these funds, employer contributions are based on the advice of the plan's actuary.

$ in millions	2004				2003				2002			
Defined Benefit Plan	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits
Plan sponsored by the Company												
Pacific Dunlop Superannuation Fund	37.4	26.7	10.7	22.5	41.3	26.7	14.6	26.3	41.3	26.7	14.6	26.3
Plans sponsored by other entities in the consolidated entity												
Ansell Cash Balance Pension Plan	33.0	44.0	(11.0)	42.7	29.2	46.6	(17.4)	45.3	44.7	54.9	(10.2)	53.2
Ansell Healthcare Products Inc. Union Retirement Plan	7.8	12.0	(4.2)	12.0	6.7	12.3	(5.6)	12.3	9.9	11.8	(1.9)	11.8
Ansell Cash Balance Restoration Plan	-	1.3	(1.3)	1.3	-	1.6	(1.6)	1.6	-	1.9	(1.9)	1.9
Total for plans sponsored by the consolidated entity	78.2	84.0	(5.8)	78.5	77.2	87.2	(10.0)	85.5	95.9	95.3	0.6	93.2

Pacific Dunlop Superannuation Fund

Country	Australia
Benefit type	Defined benefit/ Accumulation
Basis of contribution	Balance of Cost/Defined Contribution
Date of last actuarial valuation	01/07/2002
Actuary	Mercer Human Resource Consulting Pty. Ltd.

Plan net assets and vested benefits have been calculated at 30 June 2003, being the date of the most recent financial statements of the plan. Accrued benefits are based on an actuarial valuation undertaken at 1 July 2002. The values shown reflect amounts in respect of Ansell Limited employees only. Employees of South Pacific Tyres are also members of the fund.

Effective 1 April 2004 members were transferred out of the Pacific Dunlop Superannuation Fund to Equipsuper (an independent Superannuation Fund). The transfer of assets from the Pacific Dunlop Superannuation Fund to Equipsuper has not as yet been completed.

Ansell Cash Balance Pension Plan

Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2004
Actuary	Retirement Plan Actuaries, Inc

Ansell Healthcare Products Inc. Union Retirement Plan

Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2004
Actuary	Retirement Plan Actuaries, Inc

Ansell Cash Balance Restoration Plan

Country	USA
Benefit type	Defined Benefit
Basis of contribution	Contributions equal benefits paid
Date of last actuarial valuation	31/03/2004
Actuary	Retirement Plan Actuaries, Inc

The Company and the controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds.

In accordance with the various Trust Deeds, the Company and their controlled entities are under no legal or constructive obligation to make up any shortfall in the plans' assets to meet payments due to employees and accordingly no provision has been raised for the deficiencies at 30 June 2004.

The directors, based on the advice of the trustees of the funds, are not aware of any changes in circumstances since the date of the most recent financial statements of the funds which would have a material impact on the overall financial position of the funds.

24. Superannuation (continued)

Definitions

Balance of cost:	The consolidated entity's contribution is assessed by the actuary by taking into account the members' contribution and the values of the assets.
Defined contribution:	The consolidated entity's contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.
Accrued benefits:	The present value of benefits which the fund is presently obliged to transfer in the future to members and beneficiaries as a result of membership of the fund to the calculation date.
Vested benefits:	Benefits which are not conditional upon the continued membership of the respective fund or any factor other than resignation from the fund.

Details of contributions paid to the funds are as follows:

	Consolidated			The Company		
$ in millions	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Contributions to defined benefit funds during the year	9.9	10.7	3.2	-	-	3.2
Contributions to accumulation funds during the year	1.1	1.5	0.8	-	-	-

25. Ownership-Based Remuneration Schemes

Executive and Employee Share Plans

The Company has operated two share plans for employees and Directors of the consolidated entity:
- the Pacific Dunlop Executive Share Plan ("Executive Plan"), and
- the Pacific Dunlop Employee Share Plan ("Employee Plan").

No issue of shares has been made under either Plan since February 1994 and the Board determined during 1996 that no further issues of shares will be made under the Executive Plan.

The Employee Plan permits full time and part time employees, who have completed three or more years continuous service within the consolidated entity and who do not participate in the Executive Plan to acquire 20 ordinary shares in the capital of the Company for each completed year of service. The shares are issued at market value as at the date of issue, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. The shares are not transferable while a loan remains outstanding, but carry a voting right and an entitlement to dividends (although dividends are applied in reduction of the loan). As at reporting date no offer to employees was outstanding. The aggregate number of Employee Plan Shares on issue may not exceed 5% of the total issued capital of the Company.

As stated above, the Executive Plan is no longer available for new issues. Shares issued under that Plan to selected employees ("Executives") were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/1994 issue - 8 1/4 years). While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment within the consolidated entity (other than for death, retrenchment or retirement) prior to expiration of the restriction period. Once restrictions cease the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company's ordinary shares on Australian Stock Exchange Limited. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

The Company's accounting policy in respect of the Employee Plan is to recognise the paid up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount was recognised upon issue, apart from the capital paid up on the shares, as the amount of the call payable was not quantifiable at the time of issue. Once a call had been made upon the shares and paid, the Company recognised the increase in paid up capital. The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 5. A loss of $4,366 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2004 (2003 - $13,288 pre-tax; 2002 - $535,381 pre-tax).

The market price of the Company's shares as at 30 June 2004 was $7.74.

Options - Generally

At reporting date and the date of this report 1,825,000 unissued ordinary shares in the Company remain under option (refer Note 28 Director and Executive Disclosures for details).

25. Ownership-Based Remuneration Schemes (continued)

Ansell Limited Stock Incentive Plan

Options and or Performance Share Rights (PSRs) are granted under the Ansell Limited Stock Incentive Plan ('the Plan'). Decisions to grant options or PSRs are reviewed annually by the Board and are granted for no consideration. In general, grants are made annually, each award being three equal tranches. Each tranche is subject to performance targets set by the Board in respect of each of the three successive years. These rights entitle the holder to an equivalent number of fully-paid ordinary shares upon achievement of the performance targets.

The options may be exercised at a price based on the average of the Ansell share price on the five days preceding the grant. PSRs, when vested, are converted to fully-paid ordinary shares at no cost to the executive. Upon vesting participants are permitted to sell shares to cover tax liabilities and up to 50% of the remaining vested tranche. The balance remains restricted for a further 12 months. PSRs that have vested but remain restricted attract dividends.

During the year 525,000 options and 150,000 PSRs were granted to the Chief Executive Officer upon his appointment as an executive, pursuant to the Plan. The options, which are subject to performance conditions, have an exercise price of $7.40, are not exercisable until one year after they vest and will lapse if not exercised on or before 30 June 2014. The PSRs convert to shares at no cost to the executive upon satisfaction of performance conditions. Both the options and PSRs were granted in three tranches, and are subject to the achievement of long-term performance targets and stretch targets established by the Board. Targets for financial year 2005 and future years are yet to be finalised and are subject to further Board consideration of the next stage of the Company's development under the leadership of the new Chief Executive Officer. The vesting period for both the options and PSRs commenced 1 July 2004.

The options granted to the former Managing Director have now vested. The first tranche of 500,000 options are now exercisable at $6.32 for each share acquired. The second tranche of 500,000 options may be exercised, again at $6.32 for each share acquired, after 30 June 2005. Both tranches of options may only be exercised prior to 30 June 2006.

During the previous financial year the Chief Financial Officer was granted 300,000 options in three equal tranches of 100,000 options, each with an exercise price of $6.97 and subject to certain performance targets aligned to EBITA of the Ansell Healthcare business and the achievement of certain financial ratios for the 2003-2005 financial years. In respect of the first two tranches the performance targets have been met and these options have vested. The first tranche is exercisable after 30 June 2004, the second after 30 June 2005. These options expire on 23 September 2012.

During the previous year 437,500 PSRs, exercisable in three equal tranches, were granted to senior Group executives pursuant to the Plan. The performance targets applicable to the first two tranches have been met and those tranches have vested. The third tranche is subject to the achievement of performance targets for the 2005 financial year.

During the current year a further 665,000 PSRs, exercisable in three equal tranches, were granted to executives (including those granted to the Chief Executive Officer). The performance targets in respect of the first tranche of PSRs granted in the current year (with the exception of those granted to the Chief Executive Officer) have been achieved and these PSRs have vested. The second and third tranches are subject to the achievement of performance targets for the 2005 and 2006 financial years respectively.

In relation to the 2005 financial year the performance condition applicable to options and PSR's issued to executives other than the Chief Executive Officer is that the EBITA for the Ansell Healthcare business meets or exceeds US$115 million. Performance targets for periods beyond financial year 2005 are under review pending Board consideration of the next stage of the Company's development under the leadership of the recently-appointed Chief Executive Officer.

In accordance with the disclosure requirements of Australian Accounting Standards remuneration includes a proportion of the fair value of options and PSRs granted or outstanding during the year. The fair value is determined as at grant date and is progressively allocated over the vesting period for these securities. The amount included as remuneration (as disclosed in Note 28 Director and Executive Disclosures) is not related to, or indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest. No amount in respect of options or PSRs has been included in the determination of the remuneration of the Chief Executive Officer as the vesting period for these instruments commenced after balance date.

25. Ownership-Based Remuneration Schemes (continued)

The fair value of options and PSRs is calculated at the date of grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for financial year 2004 are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/PSR	Exercise Price	Share Price on Grant Date	Estimated Volatility	Risk Free Interest Rate	Dividend Yield
Options	1,000,000	12/4/2002	30/6/2006	$2.15	$6.32	$6.40	30.0%	6.0%	0.0%
Options	300,000	23/9/2002	23/9/2012	$2.66 -$ 2.70	$6.97	$6.88	20.0%	5.3%	0.0%
Options	525,000	30/6/2004	30/6/2014	$2.35 - $2.38	$7.40	$7.74	20.0%	6.1%	2.0%
PSRs	437,500	19/2/2003	30/6/2005	$6.07	N/A	$6.07	20.0%	N/A	0.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89 - $6.12	N/A	$6.19	20.0%	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94 - $7.22	N/A	$7.74	20.0%	N/A	2.0%

Estimated volatility is based on an analysis of historical share price data.

26. Contingent Liabilities and Contingent Assets

Indemnities and Guarantees

Ansell Limited ('the Company') has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors and officers of certain controlled entities respectively, to the extent permitted by law and the Company's Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders' funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain Group Companies remain on foot, the majority of which have been brought in France.

As at 30 June 2004, the balance of the provisions made for settlements in relation to claims (approximately A$11.2 million) is considered adequate to address any remaining liability of members of the Ansell Group.

Latex Allergy Litigation

As at 30 June 2004, there were approximately 46 product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves. In a number of cases, distributors of latex gloves who have also been named as defendants, are pursuing cross-claims and third party claims against United States Group Companies. It is not possible, at this time, to quantify the potential financial impact, of such cases, on the Group.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group's historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy ('Non-bankrupt Entities') were transferred to the Delaware bankruptcy court ('the Court') where the Court determined that all of the Ansell Group's claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The Ansell Group has requested that the Court review its decision. The Court has yet to do so. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group, but the Ansell Group only expects to recover stock in the reorganised company (Exide Technologies, Inc.). The ultimate amount of the Ansell Group's claims have not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies Inc. is also undetermined.

27. Financial Instruments

Derivative Financial Instruments

The consolidated entity is involved in a range of derivative financial instruments, which can be defined in the following broad categories:

(i) Forward / Future Contracts
These transactions enable the consolidated entity to buy or sell specific amounts of foreign exchange, financial instruments or commodities at an agreed rate/price at a specified future date. Maturities of these contracts are principally between six months and two years.

(ii) Options
This is a contract between two parties, which gives the buyer of a put or call option the right, but not the obligation, to transact at a specified interest rate/exchange rate or commodity price at a future date, generally for a premium. Maturities of these contracts are principally between three months and two years.

(iii) Swaps
These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

Interest Rate Risk

The Company's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

Net Financial Assets/(Liabilities)

$ in millions	Weighted Average Effective Interest Rate %	Floating	Fixed Interest maturing in: 1 year or less	1 to 5 years	Over 5 years	Non Interest Bearing	Total
Financial Assets 2004							
Recognised							
Cash on hand and at bank	1.1%	20.5	-	-	-	50.2	70.7
Short-term deposits	4.8%	231.8	-	15.6	-	-	247.4
Receivables - trade	N/A	-	-	-	-	183.0	183.0
Receivables - other	6.1%	62.8	-	-	-	46.5	109.3
Investments	N/A	-	-	-	-	141.4	141.4
Total Financial Assets 2004		**315.1**	**-**	**15.6**	**-**	**421.1**	**751.8**
Financial Liabilities 2004							
Recognised							
Payables - trade	NA	-	-	-	-	124.1	124.1
Payables - other	NA	-	-	-	-	38.6	38.6
Bank overdraft	1.5%	3.3	-	-	-	-	3.3
Bank and other loans	5.6%	321.2	-	101.7	-	-	422.9
Provision for employee entitlements	N/A	-	-	-	-	41.0	41.0
Unrecognised							
Net interest rate swaps	2.0%	(147.4)	121.1	26.3	-	-	-
Total Financial Liabilities 2004		**177.1**	**121.1**	**128.0**	**-**	**203.7**	**629.9**
Net Financial Assets/(Liabilities) 2004		**138.0**	**(121.1)**	**(112.4)**	**-**	**217.4**	**121.9**
Financial Assets 2003							
Recognised							
Cash on hand and at bank	1.3%	61.4	-	-	-	-	61.4
Short-term deposits	3.9%	238.4	-	-	-	-	238.4
Receivables - trade	N/A	-	-	-	-	197.5	197.5
Receivables - other	5.4%	62.7	-	-	-	59.2	121.9
Investments	N/A	-	-	-	-	141.4	141.4
Total Financial Assets 2003		**362.5**	**-**	**-**	**-**	**398.1**	**760.6**
Financial Liabilities 2003							
Recognised							
Payables - trade	N/A	-	-	-	-	130.1	130.1
Payables - other	N/A	-	-	-	-	27.5	27.5
Bank overdraft	3.2%	1.3	-	-	-	1.3	2.6
Bank and other loans	6.4%	370.0	24.2	75.0	-	-	469.2
Provision for employee entitlements	N/A	-	-	-	-	39.4	39.4
Unrecognised							
Net interest rate swaps	2.5%	(319.4)	168.8	150.6	-	-	-
Total Financial Liabilities 2003		**51.9**	**193.0**	**225.6**	**-**	**198.3**	**668.8**
Net Financial Assets/(Liabilities) 2003		**310.6**	**(193.0)**	**(225.6)**	**-**	**199.8**	**91.8**

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $57.7 million (2003 - $64.4 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 19 - Interest Bearing Liabilities.

27. Financial Instruments (continued)

Credit Risk and Net Fair Value
Recognised Financial Instruments

(i) Credit Risk
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the Statement of Financial Position, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counter parties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or individual customer.

(ii) Net Fair Value
The Directors consider that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value.

Refer to Note 1 for accounting policies in respect of the carrying values of financial assets and financial liabilities.

Unrecognised Financial Instruments

Credit risk on unrecognised derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. It is not felt that there is a material exposure to any single counterparty or group of counterparties. The consolidated entity's exposure is almost entirely (over 99%) to banks.

The following table displays:

(i) Face Value
This is the contract's value upon which a market rate is applied to produce a gain or loss which becomes the settlement value of the derivative financial instrument.

(ii) Credit Risk
This is the maximum exposure to the consolidated entity in the event that all counterparties who have amounts outstanding to the consolidated entity under derivative financial instruments, fail to honour their side of the contracts. The consolidated entity's exposure is almost entirely to banks (see (v) below). Amounts owed by the consolidated entity under derivative financial instruments are not included.

(iii) Net Fair Value
This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been $1.6 million (2003 - ($11.1) million; 2002 - ($23.8) million), if all contracts were closed out on 30 June 2004.

	Face Value			Credit Risk			Net Fair Value		
$ in millions	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Foreign Exchange Contracts									
Purchase/Sale Contracts:									
- U.S. dollars	77.0	112.0	329.7	0.4	0.3	1.6	0.2	(0.4)	(7.3)
- Australian dollars	22.0	47.5	49.4	-	1.8	-	-	1.8	-
- Other currencies	33.4	44.8	216.5	0.2	-	2.5	0.1	(0.9)	2.4
Cross Currency Swaps:									
- U.S. dollars	53.8	69.4	96.5	1.9	2.7	2.2	1.9	2.7	(1.5)
- Other currencies	-	-	16.5	-	-	-	-	-	(2.1)
Foreign Exchange Options									
Zero Cost Collar									
- Euro/U.S. dollars	193.5	103.5	-	2.2	0.8	-	0.7	(2.6)	-
Premium Paid (Put)									
- Euro/U.S. dollars	-	19.8	-	-	0.2	-	-	0.2	-
Interest Rate Contracts									
Interest Rate Swaps:									
- U.S. dollars	141.0	369.4	435.1	0.4	0.3	3.0	(1.2)	(10.9)	(14.5)
- Australian dollars	50.0	100.0	300.0	-	-	-	(0.1)	(1.0)	(0.8)
- Other currencies	-	-	17.5	-	-	-	-	-	-
Total	**570.7**	**866.4**	**1,461.2**	**5.1**	**6.1**	**9.3**	**1.6**	**(11.1)**	**(23.8)**

27. Financial Instruments (continued)

From time to time in the ordinary course of business, the consolidated entity enters into forward exchange contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies (principally US dollars). The amount of anticipated future purchases and sales is forecast in light of current market conditions and commitments from customers. Hedge contracts are used to cover the next available trading exposure until all contracts are fully utilised. Hedge cover generally does not exceed 3 months.

(iv) Market/Liquidity Risk

The consolidated entity seeks to reduce the risk of:

(a) being forced to exit derivative financial instrument positions at below their real worth; or

(b) finding it cannot exit the position at all, due to lack of liquidity in the market;

by:

(a) dealing only in liquid contracts dealt by many counterparties; and

(b) dealing only in large and highly liquid and stable international markets.

(v) Credit Risk by Maturity

The following table indicates the value of amounts owing by counterparties by maturity. Based on the Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor's or A3 by Moody's Investors Service, it is felt the risk to the consolidated entity of the counterparty default loss is not material.

	Foreign Exchange Related Contracts			Interest Rate Contracts			Foreign Exchange Options			Total		
$ in millions	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Term:												
0 to 6 mths	0.6	2.1	4.1	-	0.3	-	1.1	0.4	-	1.7	2.8	4.1
6 to 12 mths	0.1	-	-	-	-	-	1.1	0.6	-	1.2	0.6	-
1 to 2 yrs	-	0.2	-	-	-	3.0	-	-	-	-	0.2	3.0
2 to 5 yrs	1.8	2.5	2.2	0.4	-	-	-	-	-	2.2	2.5	2.2
Total	2.5	4.8	6.3	0.4	0.3	3.0	2.2	1.0	-	5.1	6.1	9.3

(vi) Historical Rate Rollovers

It is the consolidated entity's policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

(vii) Hedges and Anticipated Future Transactions

The following table shows the consolidated entity's deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange		
$ in millions	2004	2003	2002	2004	2003	2002
Anticipated Exposures						
Less than 1 year	-	-	-	(0.1)	1.9	(0.5)
Realised Swaps Deferred						
Less than 1 year	0.7	0.4	0.1			
1 to 2 years	0.7	0.8	0.7			
2 to 5 years	4.9	0.9	2.2			

28. Director and Executive Disclosures

Specified Directors
The following persons were directors of Ansell Limited during the financial year:

E.D. Tweddell - Chairman
H. Boon - Group Managing Director and Chief Executive Officer (retired 30 June 2004)
P.L. Barnes
L.D. Crandall
H.J. Elliott
S.P. Gold (resigned 16 April 2004. Alternate to M.J. McConnell from 16 April 2004)
M.J. McConnell (appointed 16 April 2004. Previously alternate to S.P. Gold)

Specified Executives (other than directors) with the greatest authority for strategic direction and management
The following persons were the specified executives with the greatest authority for the strategic direction and management of the consolidated entity during the financial year:

Name	Position	Employer
W. Heintz	Senior Vice President and Regional Director - Europe	Ansell Healthcare Europe N.V.
R. Jilla	Senior Vice President and Chief Financial Officer	Ansell Healthcare Products LLC.
N. O'Donnell	Senior Vice President and Regional Director - Asia Pacific	Ansell Limited
W. Reed	Senior Vice President and Regional Director - Americas	Ansell Healthcare Products LLC.
W. Reilly	Senior Vice President and Group Legal Counsel	Ansell Healthcare Products LLC.
D. Tough	Appointed as an executive effective 11 May 2004 and as Group Managing Director and Chief Executive Officer 1 July 2004	Ansell Healthcare Products LLC.

Remuneration of specified directors and specified executives
Principles used to determine the nature and amount of remuneration
The Board's Nomination, Remuneration and Evaluation Committee is responsible for reviewing the remuneration policies and practices of the Company, including the compensation arrangements for the Managing Director and senior management and, within the aggregate amount approved by shareholders, the fees for Non-executive Directors. The fees of the Chairman and Non-executive Directors are set within the aggregate amount approved by shareholders, at levels which represent the responsibilities of, and the time commitments provided by, those Directors in discharging their duties. The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people to consider Board appointment. The Board will continue to review its remuneration strategies in relation to Non-Executive Directors from time to time, in line with general industry practice.

Non-executive Directors
The total annual amount of fees payable to the Chairman and Non-executive Directors is $750,000, which was set in 1989. This is the maximum aggregate amount, and the Company does not, at this time, intend distributing the full amount by way of fees. The Board, prior to setting annual fees for the 2004 financial year, obtained independent expert advice and undertook a review of comparable companies. The fees payable to the Non-executive Directors for this year were adjusted to reflect the termination of the retirement payment arrangements as at 30 June 2003.

Each Non-executive Director is required to reinvest a minimum of 10 per cent of their gross fee in acquiring shares in the Company until their shareholding is equal to at least one year's fees, pursuant to the Non-executive Directors' Share Plan. The Plan enables Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company. The Non-executive Directors' Share Plan is not a performance-based share plan and is not intended as an incentive component of a Non-executive Director's remuneration. Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms). This Plan essentially involves each Non-executive Director using his or her own after-tax money to buy shares on ASX at market price (i.e. involving no discount) to increase his or her direct holding in the Company. Accordingly, no performance conditions were proposed to attach as a precondition for purchase of the shares. Each Director is, however, generally required to retain shares acquired under the Plan for the period he or she holds office as a Director.

28. Director and Executive Disclosures (continued)

Senior Executives

Executive compensation is composed of several elements that need to be combined as an integrated whole for the Company to receive the best return from its expenditure. The compensation approach is based on there being consistency between countries but with cost related to market practice in each location.

Executive compensation is composed of fixed (salary and benefits) and variable (short and long term incentives) components. The weighting of fixed and variable aims to provide a strong focus on performance. The balance between short and long term incentives recognises that senior executives are responsible, along with the Board, for the sustainable health and success of the company. Its purpose is to provide compensation which allows the Company to secure the services of high calibre executives and focus them towards a common vision and achievement of goals. As part of this purpose it should foster teamwork, innovation and calculated risk taking aimed at achieving sustainable business improvements and maximising shareholder value.

Participants in the senior executive compensation program are as follows:

- CEO
- Executives in Ansell Grades E1-E3 and other key management talent as designated by the CEO and or the Compensation Committee.

Compensation of participants is composed of four regular elements as follows:

- Base salary
- Benefits
- Short term incentive
- Long term incentive

Other components such as special retention programs may be used from time to time as needed.

Base salary

The terms of employment of all executive management contain a fixed remuneration component, or base salary. In general, base salary is dependent upon the level and scope of an executive's position, is targeted at a norm within benchmarked industries, and takes into account individual performance.

Benefits

Executives receive benefits such as motor vehicle allowances, home office expenses, contributions to Superannuation/Pension plans and executive insurance.

Short term incentive (STI)

An annual cash-based incentive program operates to reward individual performance against agreed performance targets. This target based STI plan is used to reinforce business plans by focusing on Key Performance Indicators (KPI's) which are reviewed with the Remuneration Committee each year. By including company performance as a significantly weighted measure of performance, payouts will be directly linked to overall Company performance. Each executive has a target STI Opportunity (STIO) depending on the accountabilities of the role, impact on the organisation and geographic location. For Senior executives the maximum target bonus opportunity is 45% of base salary.

Each year the Remuneration Committee considers appropriate targets and KPI's to link the STI and the level of payout if targets are met. For the year ended 30 June 2004 the KPI's linked to STIO were based on functional/individual, regional and total Company objectives. The KPI's required performance in growing revenue, improving EBITA and reducing Working Capital. The remuneration committee set a threshold level at which STI payouts are triggered and this will usually represent 50% of the target award. A stretch goal is also established for each KPI allowing up to 200% of the target award to be earned.

Long term incentive

In 2002, the Company established the Ansell Limited Stock Incentive Plan (the Plan). Under the Plan, Ansell may make grants of options or Performance Share Rights (PSR's), which are subject to the achievement of performance targets set by the Board. Refer to Note 25 Ownership-Based Remuneration Schemes for details on options and PSRs.

Notes to the Financial Statements

28. Director and Executive Disclosures (continued)

Details of remuneration

Details of the remuneration of all directors of Ansell Limited and each of the specified executives of the consolidated entity are set out in the following tables.

Specified Directors of Ansell Limited

2004	Primary		Post-employment		Equity	Other		
Name	Cash salary and fees $	Cash bonus $	Super-annuation contribution (a) $	Retirement benefits $	Notional value of equity compensation (b) $	Termination benefits $	Other (c) $	Total $
Non-executive								
E. D. Tweddell (Chairman)	234,375		21,094					255,469
P. L. Barnes	91,875		8,287					100,162
L. D. Crandall	82,500		7,425					89,925
H. J. Elliott	82,500		7,425					89,925
S. P. Gold (resigned 16 April 2004)	65,625		5,906					71,531
M. J. McConnell (appointed 16 April 2004)	17,187		1,547					18,734
Executive								
H. Boon (CEO and Managing Director) (retired 30 June 2004) [(d) (f)]	966,981	419,545	356,636		537,500	2,204,960	714,893	5,200,515
Total all specified Directors	1,541,043	419,545	408,320		537,500	2,204,960	714,893	5,826,261

Specified executives of the consolidated entity

2004	Primary		Post-employment		Equity	Other		
Name	Cash salary and fees $	Cash bonus $	Super-annuation contribution (a) $	Retirement benefits $	Notional value of equity compensation (b) $	Termination benefits $	Other (c) $	Total $
W. Heintz [(e) (h)]	386,845	190,824	125,926		152,988		259,624	1,116,207
R. Jilla [(d) (g) (h)]	398,978	190,009	29,162		407,732		51,223	1,077,104
N. O'Donnell [(h)]	196,000	61,985	39,004		99,176		32,160	428,325
W. Reed [(d) (h)]	363,401	122,118	19,605		142,945		58,032	706,101
W. Reilly [(d) (h)]	334,866	159,351	19,092		97,572		22,139	633,020
D. Tough (appointed as an executive 11 May 2004 and CEO and Managing Director 1 July 2004) [(d)]	124,715						1,021	125,736
Total all specified executives	1,804,805	724,287	232,789		900,413		424,199	4,086,493

(a) For Directors includes notional contributions at the rate that satisfies Australian Superannuation Guarantee requirements. No amounts were required to be paid to the Australian Superannuation fund in respect of the year ended 30 June 2004 upon advice of the Trustee. For US based specified executives, includes contributions to US benefit or non-qualified pension plans as applicable and to a European pension plan for Mr Heintz. For Messrs Boon and O'Donnell it also includes an imputed notional contribution to the Australian superannuation fund calculated at an actuarial rate.

(b) In accordance with the requirements of Accounting Standards, remuneration includes a proportion of the notional value of options or PSRs granted or outstanding during the year. The notional value is determined as at grant date and is progressively allocated over the 'vesting period' for these securities. The amount included as remuneration is not related to, nor indicative of the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest.

(c) Includes cash benefits such as motor vehicle allowances, home office expenses, executive insurance, housing allowances and statutory amounts paid on termination including accumulated annual leave and long service leave.

28. Director and Executive Disclosures (continued)

(d) US-based Executives are paid in US$. The average exchange rate for June 2004 is US$0.7016 = A$1.00.

(e) Europe-based Executive paid in Euros. The average exchange rate for June 2004 is Euros 0.5775 = A$1.00.

(f) Notional value of Equity Compensation includes the notional value of 500,000 options granted in April 2002. The options, which have an exercise price of $6.32 for each share acquired, vested upon achievement of performance conditions applicable to the 2004 financial year.

(g) Notional value of Equity Compensation includes the notional value of 100,000 options granted in September 2002. The options, which have an exercise price of $6.97 for each share acquired, vested upon achievement of performance conditions applicable to the 2004 financial year.

(h) Notional value of Equity Compensation includes the notional vale of PSRs granted in 2002 and 2003 that vested upon achievement of performance conditions applicable to the 2004 financial year.

Service agreements
Remuneration and other terms of employment for executives are specified in Letters of Appointment. Specified US based executives are considered to be employed 'at will'. Terms regarding the termination of employment are covered under the Company's Severance Policy. It is Company policy the specified US executives employed for more than 12 months will, in general, receive termination payments equal to 12 months' base salary plus certain other benefits. The Letters of Appointment provide the framework for the provision of other benefits including participation in the Short Term Incentive Plan, Long Term Incentive Plan, Medical Health Plans, Superannuation and Retirement plans where eligible.

Specified executives based in Europe and Australia are employed according to the terms and conditions of employment as specified in each jurisdiction.

W. Heintz
- At will employment
- Base salary for the year ended 30 June 2004 EURO 223,403 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one times annual base salary.

R. Jilla
- At will employment
- Base salary for the year ended 30 June 2004 US$279,923 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one times annual base salary.

N. O'Donnell
- Employed under Australian federal employment law and common law legislation
- Base salary for the year ended 30 June 2004 A$196,000 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by Ansell other than for gross misconduct to a maximum of one times total annual remuneration package.

W. Reed
- At will employment
- Base salary for the year ended 30 June 2004 US$254,962 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one times annual base salary.

W. Reilly
- At will employment
- Base salary for the year ended 30 June 2004 US$234,942 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one times annual base salary.

D. Tough
- At will employment
- Base salary for the period between his appointment on 11 May 2004 and 30 June 2004 US$650,000 per annum, which will also apply to the 2005 financial year. Mr Tough upon his appointment also received a grant of 525,000 options, exercisable at $7.40, and 150,000 PSRs, which are subject to performance conditions related to financial years 2005, 2006 and 2007.
- Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one and a half times annual base salary if termination occurs within the first three years of his employment, and one times annual base salary if termination occurs after the third anniversary of his commencement date. In certain circumstances, such as a substantial diminution of responsibility, the Company may be deemed to have terminated employment and will be liable to make payments equivalent to 18 months' remuneration.

28. Director and Executive Disclosures (continued)

Equity Instruments

Refer to Note 25 Ownership-Based Remuneration Schemes for details on options and PSRs.

Options over equity instruments granted as remuneration

Option Holdings:

Options held by specified directors and specified executives as at balance date and the movements during the year are as follows:

	Held at 1 July 2003	Granted as Remuneration	Held at 30 June 2004	Vested and exercisable at 30 June 2004
Specified directors				
H. Boon [(a)]	1,000,000	-	1,000,000	500,000
Specified executives				
R. Jilla [(b)]	300,000	-	300,000	100,000
D. Tough [(c)]	-	525,000	525,000	-

[(a)] Options were granted on 12 April 2002, have an exercise price of $6.32, an expiry date of 30 June 2006 and a fair value as at 30 June 2004 of $2.15.

[(b)] Options were granted on 23 September 2002, have an exercise price of $6.97 and an expiry date of 23 September 2012. Tranches 1 & 2 have a fair value as at 30 June 2004 of $2.66 and Tranche 3 has a fair value of $2.70.

[(c)] Options were granted on 11 May 2004, have an exercise price of $7.40 and an expiry date of 30 June 2014. Tranche 1 has a fair value at 30 June 2004 of $2.35, Tranche 2 $2.36 and Tranche 3 $2.38. The vesting period for these options commenced 1 July 2004.

Performance Share Rights (PSRs) granted as remuneration

PSR Holdings:

PSRs held by specified executives as at balance date and the movements during the year are as follows:

	Held at 1 July 2003	Granted as Remuneration	Vested and converted	Held at 30 June 2004
Specified executives				
W. Heintz [(a)]	25,000	30,000	8,333	46,667
R. Jilla [(a)]	-	50,000	-	50,000
N. O'Donnell [(a)]	15,000	20,000	5,000	30,000
W. Reed [(a)]	30,000	25,000	10,000	45,000
W. Reilly [(a)]	25,000	15,000	8,333	31,667
D. Tough [(b)]	-	150,000	-	150,000

(a) Grants of PSRs during the year were made on 18 December 2003 in three tranches with tranche 1 being applicable to the 2004 financial year.

(b) Grant of PSRs during the year was made on 11 May 2004 in three tranches. The vesting period for these PSRs commenced 1 July 2004.

PSRs, when vested, are converted into fully-paid ordinary shares and issued at no cost to the executive.

28. Director and Executive Disclosures (continued)

Equity Instruments (continued)

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Ansell Limited held directly, indirectly or beneficially, by each specified director and specified executive, including their personally-related entities is as follows:

	Held at 1 July 2003	Purchases [a]	Received on vesting of PSRs	Sales	Held at 30 June 2004
Specified directors					
E. D. Tweddell	30,872	3,348	-	-	34,220
P. L. Barnes	10,370	1,315	-	-	11,685
H. Boon	56,701	-	-	-	56,701
L. D. Crandall	3,828	4,280	-	-	8,108
H. J. Elliott	7,798	1,178	-	-	8,976
S. P. Gold [b]	24,437,905	6,174	-	8,000,000	16,444,079
M. J. McConnell	20,000	6,406	-	-	26,406
Specified executives					
W. Heintz	-	-	8,333	-	8,333
R. Jilla	6,000	-	-	-	6,000
N. O'Donnell	-	-	5,000	-	5,000
W. Reed	100	-	10,000	6,498	3,602
W. Reilly	-	-	8,333	2,788	5,545
D. Tough	-	-	-	-	-

(a) Includes shares purchased on market pursuant to the Non-executive Directors' Share Plan.

(b) Mr Gold has an indirect non-beneficial interest in 16,428,840 shares by virtue of a 10 per cent limited partnership interest in Trefoil International III, L.P., which is a related body corporate of Shamrock Holdings of California Inc (June 2003: 24,428,840 shares).

Other Transactions with specified directors and specified executives

From time to time, specified directors and specified executives of the Company or its controlled entities, or their personally-related entities, may purchase goods from the consolidated entity. These purchases are on terms and conditions no more favourable than those entered into by unrelated customers and are trivial or domestic in nature.

29. Service Agreements

The Company has no service agreements with the Non-executive Directors.

30. Notes to the Industry Segments Report

(a) Operating Revenue
The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received/receivable from the sale of such businesses (net of disposal costs).

(b) Unallocated Revenue and Costs
Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare's Corporate Head Office and non-sales revenue.

(c) Tax
June 2002 includes the write off of tax balances attributable to Australian operations of $15.2 million and tax attributable to Discontinued Businesses.

(d) Cash
Cash also includes Accufix Pacing Leads restricted deposits.

(e) Inter-Segment Transactions
Significant inter-segment sales were made by Asia Pacific - $216.3 million (2003 - $258.2 million; 2002 - $304.9 million) and Americas - $233.0 million (2003 - $254.7 million; 2002 - $188.3 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(f) Industry Segments
The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.
Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.
Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.
Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(g) Regions
The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.
Americas - manufacturing facilities in USA and Mexico and significant sales activity.
Europe - principally a sales region with one manufacturing facility in the UK.

	2004 $m	2003 $m	2002 $m
(h) Segment Capital Expenditure			
Occupational Healthcare	5.4	3.2	6.7
Professional Healthcare	4.4	8.6	12.7
Consumer Healthcare	3.3	3.4	1.5
Discontinued Businesses	-	-	12.0
(i) Region Capital Expenditure			
Asia Pacific	8.7	10.1	13.6
Americas	3.4	4.2	5.3
Europe	1.0	0.9	2.0
(j) Segment Depreciation			
Occupational Healthcare	8.7	11.0	15.7
Professional Healthcare	11.5	15.5	18.8
Consumer Healthcare	5.1	4.8	5.6
Discontinued Businesses	-	-	11.1
(k) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)			
Occupational Healthcare	6.9	8.3	8.9
Professional Healthcare	1.5	0.7	1.9
Consumer Healthcare	4.9	2.9	5.1
Discontinued Businesses	-	-	14.8

31. Notes to the Statements of Cash Flows

(a) Reconciliation of Net Cash Provided by Operating Activities to Net Profit/(Loss) after Income Tax

	Consolidated			The Company		
$ in Millions	2004	2003	2002	2004	2003	2002
Net profit/(loss) after income tax	72.6	52.5	(113.0)	57.8	164.8	71.6
Add/(less) non-cash items:						
Depreciation	23.8	29.5	50.3	0.1	0.1	7.9
Amortisation	22.9	27.0	32.0	-	-	0.5
Provision for doubtful debts - trade	1.2	(2.5)	(2.9)	0.2	0.1	1.0
Write off of FITB attributable to Australian tax losses	-	-	15.2	-	-	17.3
Provision for doubtful debts - wholly owned controlled entities	-	-	-	87.2	-	(16.3)
Write down of assets and investments in wholly owned controlled entities/(release of impairment provision)	1.0	6.1	75.2	(64.3)	-	96.6
Write down of property, plant and equipment	8.8	-	69.3	-	-	2.2
Share of net gain of associate and joint venture entities	-	(0.3)	(1.9)	-	-	-
Add/(less) items classified as investing/financing activities:						
Interest revenue	(9.0)	(8.0)	(15.5)	(81.7)	(139.9)	(38.2)
Borrowing costs	29.4	37.8	70.2	27.6	36.1	67.0
Loss/(gain) on sale of investments, properties, plant and equipment	(0.8)	(5.6)	5.6	-	(6.4)	1.0
Gain on sale of controlled entities and businesses	-	-	(25.7)	-	(32.4)	(7.0)
Net cash provided by operating activities before change in assets and liabilities	149.9	136.5	158.8	26.9	22.4	203.6
Change in assets and liabilities net of effect from acquisitions and disposals of controlled entities and businesses:						
(Increase)/Decrease in debtors	24.9	34.5	(0.3)	7.7	(7.1)	(26.5)
(Increase)/Decrease in inventories	(2.6)	47.2	39.4	(0.6)	1.2	(10.9)
Decrease/(Increase) in prepaid expenses	(0.8)	4.9	(2.4)	2.4	(0.6)	4.5
(Increase)/Decrease in deferred expenses	-	-	4.3	-	-	13.6
Increase/(Decrease) in creditors and bills payable	(6.0)	(36.5)	78.3	(0.8)	(3.6)	5.3
(Decrease)/Increase in provisions and other liabilities	7.8	(31.9)	(203.1)	(0.2)	(5.5)	(38.8)
Increase/(Decrease) in provision for deferred income tax	(1.3)	(2.9)	2.3	-	-	-
(Increase)/Decrease in future income tax benefit	7.8	17.7	24.7	-	-	(0.7)
(Decrease)/Increase in provision for income tax	(0.5)	1.2	(8.5)	-	-	-
Other non-cash items (including foreign currency impact)	-	(9.1)	19.6	0.2	(12.0)	(0.2)
Net cash provided by operating activities	**179.2**	**161.6**	**113.1**	**35.6**	**(5.2)**	**149.9**

(b) Components of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash, at the end of the financial year, as shown in the Statements of Cash Flows, comprises:

		Consolidated			The Company		
$ in Millions		2004	2003	2002	2004	2003	2002
Cash on hand	11	0.9	0.6	0.2	-	-	-
Cash at bank	11	69.8	60.8	72.0	0.8	1.4	4.2
Short-term deposits	11	237.1	224.6	186.3	-	-	-
Restricted deposits*	11	10.3	13.8	18.4	-	-	-
Bank overdrafts	19	(3.3)	(2.6)	(14.6)	-	-	(0.9)
		314.8	**297.2**	**262.3**	**0.8**	**1.4**	**3.3**

* Refer to note 11 for further details on these amounts.

(c) Net Loans to Controlled Entities

In the Statements of Cash Flows of the Company, loan movements with controlled entities are disclosed as a net movement due to such transactions being large in number and rapid in turnover.

32. Acquisition of Controlled Entities and Material Businesses

During the year the following businesses were acquired:	Date of Acquisition	Voting Shares Acquired %	Cost of Acquisition $ million	Net Tangible Assets Acquired $ million	Description of Purchase Consideration

No material acquisitions were made during the year.

33. Disposal of Controlled Entities and Material Businesses

During the year the following material businesses were disposed of:	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $ million	Net Tangible Assets Disposed $ million	Profit / (Loss) on Disposal $ million

No material disposals were made during the year.

34. Non-Director Related Party Disclosures

Ansell Limited is the parent entity of all entities detailed in Note 37 and from time to time has dealings on normal commercial terms and conditions with those related entities, the effects of which are eliminated in the consolidated financial statements.

Disclosures in respect of certain transactions with controlled entities and related parties and amounts paid to or received therefrom are as set out in the details below. Other transactions with related entities, which are eliminated on consolidation, include the lease of certain properties, the supply of materials and labour and the provision of both short and long term finance in the form of varying financial instruments, all of which are conducted on normal commercial terms and conditions.

(a) Transactions with Associates and Other Related Companies
Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd. During the course of the year, the consolidated entity received royalties from South Pacific Tyres NZ Ltd. In prior years the Company and consolidated entity conducted financial transactions with associated companies, while still having an ownership interest, on normal commercial terms and conditions. The nature and amounts of these transactions are detailed as follows:

	Consolidated			The Company		
	2004 $m	2003 $m	2002 $m	2004 $m	2003 $m	2002 $m
Sale of goods and services						
Car Parts Distribution Pty Ltd	-	-	7.5	-	-	-
Royalty revenue						
South Pacific Tyres N.Z. Ltd.	1.3	-	0.4	-	-	-
Dividend revenue						
Pacific Marine Batteries Pty. Ltd.	-	-	-	-	2.6	1.3

34. Non-Director Related Party Disclosures (continued)

(b) Transactions with Partnerships

The consolidated entity carries on a partnership with Goodyear in Australia under the name of South Pacific Tyres. In addition the consolidated entity carried on a partnership with Accenture in Australia and New Zealand under the name Novare Asia Pacific until 31 August 2001, at which time the consolidated entity acquired Accenture's share of Novare Asia Pacific. During the course of the year the Company and the consolidated entity conducted financial transactions with South Pacific Tyres (and with Novare Asia Pacific until 31 August 2001) on normal commercial terms and conditions being:

$ in Millions	Consolidated 2004	2003	2002	The Company 2004	2003	2002
Sales of goods and services						
South Pacific Tyres	-	-	1.3	-	-	-
	-	-	1.3	-	-	-
Purchases of goods and services						
Novare Asia Pacific	-	-	5.5	-	-	3.4
	-	-	5.5	-	-	3.4
Other revenue						
South Pacific Tyres	3.5	3.3	2.5	-	0.8	2.0
Aggregate current amounts receivable (a)						
South Pacific Tyres	0.5	7.6	-	-	7.2	-
Aggregate non-current amounts receivable						
South Pacific Tyres (a)	62.3	55.1	59.4	-	-	27.6
	62.3	55.1	59.4	-	-	27.6

(a) Amount included within Other Amounts Receivable (Note 12)

Loans

On 20 December 2000, the Company agreed to make available to the South Pacific Tyres partnership a loan for $56.3 million for a period of two years. The loan was drawn down in two tranches, $31.3 million on 20 December 2000 and $25.0 million on 5 January 2001.

On 20 December 2000, the Company was assigned a South Pacific Tyres receivable due from Goodyear of $31.3 million as partial settlement of the above loan.

During the year ended 30 June 2002 Goodyear repaid $30.0 million of its loan which was in turn on-lent to South Pacific Tyres by a controlled entity. The balance of $1.3 million was repaid by Goodyear in the previous financial year and on-lent to South Pacific Tyres by a controlled entity.

During the previous financial year the Company assigned $21.2 million of the $25.0 million loan to a controlled entity. The remaining $3.8 million was assigned by the Company to a controlled entity in the current year.

Under the terms of the agreement with Goodyear containing put and call options providing the consolidated entity an actionable exit strategy in respect of its investment in the South Pacific Tyres partnership, the terms of the loans were extended for a period of four to five years.

Interest is charged at market rate and is capitalised to the principal balance quarterly.

Interest brought to account by the Company in relation to this loan during the year:

$ in Millions	Consolidated 2004	The Company 2004
Interest revenue	3.5	-

In addition, under the partnership agreement, South Pacific Tyres leases certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.2 million (2003 - $0.2 million; 2002 - $0.2 million) were made by South Pacific Tyres to the consolidated entity. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

35. Earnings per Share

$ in Millions	Consolidated 2004	2003	2002
Earnings reconciliation			
Net profit/(loss)	72.6	52.5	(113.0)
Net profit attributable to outside equity interests	1.9	2.6	2.8
Basic earnings	**70.7**	**49.9**	**(115.8)**
Diluted earnings	**70.7**	**49.9**	**(115.8)**
Weighted average number of ordinary shares used as the denominator			
Number for basic earnings per share			
Ordinary shares	180.8	187.1	186.9
Effect of partly paid Executive Plan shares, and options	0.6	0.6	0.7
Number for diluted earnings per share	181.4	187.7	187.6

Partly paid Executive Plan shares, and options have been included in diluted earnings per share in accordance with accounting standards.

Conversion, Call, Subscription or issue after 30 June 2004
Refer to Note 5 for further information.

36. Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

37. Particulars Relating to Controlled Entities

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial Interest 2004 %	2003 %	2002 %
Ansell Limited	Australia			
Ansell Healthcare Japan Co. Ltd.	*Japan	**100**	100	100
Ativ Pac Pty. Ltd.	Australia	**100**	100	100
BNG Battery Technologies Pty. Ltd.	Australia	**100**	100	100
Cliburn Investments Pty. Ltd.	Australia	**100**	100	100
Dexboy International Pty. Ltd.	Australia	**100**	100	100
Corrvas Insurance Pty. Ltd.	Australia	**100**	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	**100**	100	100
FGDP Pty. Ltd.	Australia	**100**	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	**100**	100	100
N Harvesters Pty. Ltd.	Australia	**100**	100	100
PSL Industries Pty. Ltd.	Australia	**100**	100	100
International Better Brands Pty Ltd	Australia	**100**	100	100
Licknib Pty. Ltd.	Australia	**100**	100	100
Nucleus Ltd.	Australia	**100**	100	100
Lifetec Project Pty. Ltd.	Australia	**100**	100	100
Medical TPLC Pty. Ltd.	Australia	**100**	100	100
N&T Pty. Ltd.	Australia	**100**	100	100
Nucleus Trading Pte. Ltd.	*Singapore	**100**	100	100
THLD Ltd.	Australia	**100**	100	100
TNC Holdings Pte. Ltd.	*Singapore	**100**	100	100
TPLC Pty. Ltd.	Australia	**100**	100	100
Societe de Management Financier S.A.	*France	**100**	100	100
TPLC S.A.	*France	**100**	100	100
Olympic General Products Pty. Ltd.	Australia	**100**	100	100
Foamlite (Australia) Pty. Ltd.	Australia	**100**	100	100
Pacific Distribution Properties Pty. Ltd.	Australia	**100**	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	**100**	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	**100**	100	100
Pacific Dunlop Linings Pty. Ltd.	Australia	**100**	100	100
Pacific Dunlop Tyres Pty. Ltd.	Australia	**100**	100	100
P.D. Holdings Pty. Ltd.	Australia	**100**	100	100
P.D. International Pty. Ltd.	Australia	**100**	100	100
Ansell Belgium Holdings SPRL N.V.	*Belgium	**100**	100	100
Ansell Canada Inc.	*Canada	**100**	100	100
Llesna Healthcare Pty. Ltd.	Australia	**100**	100	100
Ansell Kemwell Ltd.	*India	**74.9**	74.9	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	**100**	100	100
Ansell (Thailand) Ltd.	*Thailand	**100**	100	100
Medical Telectronics N.V.	*Netherlands Ant.	**100**	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	**100**	100	100
Mt Waverley Estates Pty. Ltd.	Australia	**100**	100	100
Pacific Dunlop (Hong Kong) Limited.	*Hong Kong	**100**	100	100
Corrvas Insurance (Singapore) Pte. Ltd. (formerly PacDun (Singapore) Pte. Ltd.)	*Singapore	**100**	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	**100**	100	100
Ansell Brazil LTDA	*Brazil	**100**	100	100
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	**100**	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	**100**	100	100
Commercializadora GNK S.A de C.V.	*Mexico	**100**	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	**100**	100	100
Pacific Dunlop Holdings (USA) Inc.	*USA	**100**	100	100
Ansell Healthcare Products LLC.	*USA	**100**	100	100
Ansell Protective Products Inc.	*USA	**100**	100	100
Ansell Services Inc.	*USA	**100**	100	100
Pacific Chloride Inc.	*USA	**100**	100	100

37. Particulars Relating to Controlled Entities (continued)

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial Interest 2004 %	2003 %	2002 %
Pacific Dunlop Holdings Inc.	*USA	**100**	100	100
Pacific Dunlop USA Inc.	*USA	**100**	100	100
TPLC Holdings Inc.	*USA	**100**	100	100
Accufix Research Institute Inc.	*USA	**100**	100	100
Cotac Corporation	*USA	**100**	100	100
Pacific Dunlop Finance Company Inc.	*USA	**100**	100	100
Pacific Dunlop Holdings (Europe) Ltd.	*U.K.	**100**	100	100
Ansell Healthcare Europe N.V.	*Belgium	**100**	100	100
Ansell GmbH	*Germany	**100**	100	100
Ansell Italy Srl	* Italy	**100**	100	100
Ansell S.A.	*France	**100**	100	100
Ansell UK Limited	*U.K.	**100**	100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore	**100**	100	100
JK Ansell Ltd.	*India	**(a) 50**	(a) 50	(a) 50
Ansell Services (Asia) Sdn. Bhd. (formerly P.D. Holdings (Malaysia) Sdn. Bhd.)	*Malaysia	**100**	100	100
Ansell Ambi Sdn. Bhd.	*Malaysia	**100**	100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia	**100**	100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia	**100**	100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia	**75**	75	75
Ansell Medical Sdn. Bhd.	*Malaysia	**75**	75	75
Ansell N.P. Sdn. Bhd.	*Malaysia	**75**	75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia	**100**	100	100
PDOCB Pty. Ltd.	Australia	**100**	100	100
Ansell Medical Products Pvt. Ltd.	*India	**100**	100	100
Suretex Ltd.	*Thailand	**100**	100	100
Latex Investments Ltd.	Mauritius	**100**	100	100
Suretex Prophylactics (India) Ltd.	*India	**100**	100	100
STX Prophylactics S.A .(Pty.) Ltd.	*Sth Africa	**100**	100	100
PD Licensing Pty. Ltd.	Australia	**100**	100	100
PD Shared Services Pty. Ltd.	Australia	**100**	100	100
PD Shared Services Holdings Pty. Ltd.	Australia	**100**	100	100
Siteprints Pty. Ltd.	Australia	**100**	100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong	**100**	100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.	**100**	100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands	**100**	100	100
Textile Industrial Design & Engineering Pty. Ltd.	Australia	**100**	100	100
The Distribution Group Holdings Pty. Ltd.	Australia	**100**	100	100
The Distribution Group Pty. Ltd.	Australia	**(b) 100**	(b) 100	(b) 100
Nwodhsa Enterprises (Wholesale) Pty. Ltd.	Australia	**100**	100	100
TDG Warehousing Pty. Ltd.	Australia	**100**	100	100
The Distribution Trust	Australia	**100**	100	100
Union Knitting Mills Pty. Ltd.	Australia	**100**	100	100
Xelo Pty. Ltd.	Australia	**100**	100	100
Xelo Sacof Pty. Ltd.	Australia	**100**	100	100

Controlled Entities Sold in Year Ended 30 June 2004

No controlled entities were sold during the current financial year.

37. Particulars Relating to Controlled Entities (continued)

	Country of Incorporation	Beneficial Interest 2004	2003	2002
		%	%	%
Controlled Entities in Voluntary Liquidation at 30 June 2004				
TPLC Ltd.	*UK	**100**	100	100
TPLC Medizinprodukte GmbH.	*Germany	**100**	100	100
Ansell Glove Company Ltd.	*UK	**100**	100	100
Golden Needles Knitting & Glove Co. Ltd.	*UK	**100**	100	100
Mates Vending Ltd.	*UK	**100**	100	100
Controlled Entities Voluntarily Liquidated During the Year				
BNG Sub Pty. Ltd.	Australia	**100**	100	100
F.J.'s Auto Plus Pty. Ltd.	Australia	**100**	100	100
Gardenland Frozen Food Pty. Ltd.	Australia	**100**	100	100
General Jones Pty. Ltd.	Australia	**100**	100	100
H.C. Sleigh Investments Pty. Ltd.	Australia	**100**	100	100
Herbert Adams Holdings Pty. Ltd.	Australia	**100**	100	100
Jetbase Pty. Ltd.	Australia	**100**	100	100
Kcilc Pty. Ltd.	Australia	**100**	100	100
Lifetec R&D Pty. Ltd.	Australia	**100**	100	100
Maspas Pty. Ltd.	Australia	**100**	100	100
Novare Partnership Pty. Ltd.	Australia	**100**	100	100
Ocper Auto Parts Pty. Ltd.	Australia	**100**	100	100
PA Furniture Pty. Ltd.	Australia	**100**	100	100
Pacific Distribution Pty. Ltd.	Australia	**100**	100	100
Pacific Dunlop Belting Pty. Ltd.	Australia	**100**	100	100
Project Array Pty. Ltd.	Australia	**100**	100	100
Project (X92) Pty. Ltd.	Australia	**100**	100	100
Retsamttaw Ocla Pty. Ltd.	Australia	**100**	100	100
Robur Tea Company Pty. Ltd.	Australia	**100**	100	100
Slumberland (Australia) Pty. Ltd.	Australia	**100**	100	100
Softwood Towns Pty. Ltd.	Australia	**100**	100	100
Sport Australia (Export) Pty. Ltd.	Australia	**100**	100	100
Super Cycle Pty. Ltd.	Australia	**100**	100	100
Xdds Pty. Ltd.	Australia	**100**	100	100

* Controlled Entities incorporated outside Australia carry on business in those countries.

(a) Ansell Healthcare has day-to-day management control of this entity.
(b) The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

38. Investments in Associates

$ in Millions	Consolidated 2004	2003	2002
Results of associates			
Share of associates' profit from ordinary activities before income tax	-	0.4	2.7
Share of associates' income tax expense relating to profit from ordinary activities	-	(0.1)	(0.8)
Share of associates' net profit - as disclosed by associates	-	0.3	1.9
Share of post acquisition retained profits and reserves attributable to associates			
Retained profits			
Share of associates' retained profits at the beginning of the financial year	-	(0.1)	8.5
Share of associates' net profit	-	0.3	1.9
Dividends from associates	-	(2.6)	(1.3)
Retained profits of Associates disposed of during the financial year and entity no longer equity accounted	-	2.4	(9.2)
Share of associates' retained profits at the end of the financial year	-	-	(0.1)
Asset revaluation reserve			
Share of associates' asset revaluation reserve at the beginning of the financial year	-	-	0.9
Share of asset revaluation reserve of entity no longer equity accounted	-		(0.9)
Share of associates' asset revaluation reserve at the end of the financial year	-	-	-
Foreign currency translation reserve			
Share of associates' foreign currency translation reserve at the beginning of the financial year	-	-	2.3
Share of foreign currency translation reserve of entity no longer equity accounted	-		(2.3)
Share of associates' foreign currency translation reserve at the end of the financial year	-	-	-
Movements in carrying value of investments			
Carrying amount of investments in associates at the beginning of the financial year	-	13.3	33.3
Share of associates' net profit	-	0.3	1.9
Dividends received from associates	-	(2.6)	(1.3)
	-	11.0	33.9
Less carrying value of investment in associate disposed of during the financial year	-	(11.0)	(0.8)
Less write-down and carrying value of investment no longer equity accounted	-	-	(19.8)
Carrying amount of investment in associates at the end of the financial year	-	-	13.3
Commitments			
Share of associates' operating lease commitments payable:			
Within one year	-	-	0.1
One year or later and no later than five years	-	-	0.1
Later than five years	-	-	-
	-	-	0.2

38. Investments in Associates (continued)

Details of investments in associates are as follows :

			Consolidated Ownership Interest			Consolidated Investment Carrying Amount		
Name	Principal Activities	Balance Date	2004 %	2003 %	2002 %	2004 $m	2003 $m	2002 $m
Pacific Marine Batteries Pty. Ltd.	Manufacturing	30 June	-	-	50	-	-	2.7
BT Equipment Pty. Ltd.	Manufacturing	30 June	-	-	45	-	-	10.6
						-	-	13.3

No dividends were received by the Company from associates during the year ended 30 June 2004 (2003 - $2.6 million; 2002 - $1.3 million).

Summary of performance and financial position of associates

	Consolidated		
$ in Millions	**2004**	**2003**	**2002**
The consolidated entity's share of aggregate assets, liabilities and profits of associates are as follows:			
Net profit - as reported by associates	-	0.3	1.9
Current assets	-	-	24.0
Non-current assets	-	-	4.7
Total assets	-	-	28.7
Current liabilities	-	-	15.2
Non-current liabilities	-	-	0.2
Total liabilities	-	-	15.4
Net assets - as reported by associates	-	-	13.3

Directors' Declaration

In the opinion of the directors of Ansell Limited ('the Company'):

(a) the financial statements and notes, set out on pages 18 to 64, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Edward D Tweddell Director	Douglas D Tough Director

Dated in Melbourne this 31st day of August 2004

Independent Audit Report

to the members of Ansell Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes to the financial statements and the directors' declaration set out on pages 18 to 65 for both Ansell Limited (the 'Company') and Ansell Limited and its Controlled Entities (the 'Consolidated Entity'), for the year ended 30 June 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Ansell Limited is in accordance with:

(a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the Company's and the Consolidated Entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

William J Stevens
Partner

Dated in Melbourne this 31st day of August 2004

For the year ended 30 June 2004

Ansell Limited and its Controlled Entities

The following unaudited US dollar financial information is supplementary to the Company's Financial year ended 30 June 2004. It is provided as additional information for the Company's shareholders. This information does not form part of the Company's financial statements that are required to be prepared Corporations Act 2001, Australian Accounting Standards and the ASX listing rules.

This financial information has been derived from the Company's Financial Report.

Translation of amounts from Australian dollars to US dollars in the Statement of Financial Performance, Statement of Cash Flows and Operating Revenue and Operating Result within the Industry Segments have been made at the average of the 10a.m. mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2003 to June 2004.

Translation of amounts from Australian dollars to US dollars in the Statement of Financial Position and Assets Employed and Liabilities within the Industry Segments have been made at the 10a.m. mid buy/sell rate for Australian dollars as quoted by Reuters, on Wednesday 30 June 2004, at US$0.68885 = A$1 (30 June 2003 US$0.66675 = A$1; 30 June 2002 US$0.56605 = A$1).

Supplementary Unaudited U.S. Dollar Financial Information

Statement of Financial Performance
of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

	2004 US$m	2003 US$m	2002 US$m
Revenue			
Sales	791.9	758.7	1,160.6
Other revenue	12.7	15.6	505.2
Total revenue	804.6	774.3	1,665.8
Expenses			
Cost of goods sold	471.0	487.0	779.7
Selling, distribution and administration	206.0	182.0	263.5
Depreciation and amortisation	33.2	33.1	43.0
Write-down of assets	6.9	3.6	92.2
Net assets of businesses disposed	-	-	481.6
Total expenses, excluding borrowing costs	717.1	705.7	1,660.0
Borrowing costs	20.9	22.2	36.7
Share of net gain of associates and joint venture entities	-	0.2	1.0
Profit/(loss) from ordinary activities before income tax expense	**66.6**	**46.6**	**(29.9)**
Income tax expense attributable to ordinary activities	14.8	15.8	29.1
Net profit/(loss) from ordinary activities after income tax expense	**51.8**	**30.8**	**(59.0)**
Outside equity interests in net profit/(loss) after income tax	1.4	1.5	1.5
Net profit/(loss) after income tax attributable to Ansell Limited shareholders	**50.4**	**29.3**	**(60.5)**

	2004 US cents	2003 US cents	2002 US cents
Earnings per share is based on Net Profit/(Loss) after income tax attributable to Ansell Limited shareholders			
Basic earnings per share	27.9	15.7	(32.3)
Diluted earnings per share	27.8	15.6	(32.2)

Statement of Financial Position of Ansell Limited and its Controlled Entities as at 30 June 2004

	2004 US$m	2003 US$m	2002 US$m
Current Assets			
Cash assets	212.0	190.7	146.3
Cash assets - restricted deposits	7.1	9.2	10.4
Receivables [(b)]	157.5	175.0	166.2
Inventories	131.2	125.3	133.2
Prepayments	8.1	7.2	8.9
Total Current Assets	**515.9**	**507.4**	**465.0**
Non-Current Assets			
Receivables [(b)]	43.8	38.0	37.8
Investments accounted for using the equity method	-	-	7.5
Other financial assets [(a)]	97.4	94.3	82.5
Property, plant and equipment	156.9	175.3	188.2
Intangible assets	202.1	216.4	228.2
Deferred tax assets	16.7	21.3	28.2
Total Non-Current Assets	**516.9**	**545.3**	**572.4**
Total Assets	**1,032.8**	**1,052.7**	**1,037.4**
Current Liabilities			
Payables	109.8	103.0	109.1
Interest-bearing liabilities	131.0	101.2	60.9
Provisions	35.8	38.3	48.3
Current tax liabilities	1.8	2.1	1.1
Other	-	0.7	0.7
Total Current Liabilities	**278.4**	**245.3**	**220.1**
Non-Current Liabilities			
Payables	2.3	2.1	2.1
Interest-bearing liabilities	162.6	213.4	292.4
Provisions	16.5	14.5	13.1
Deferred tax liabilities	13.9	14.3	13.8
Total Non-Current Liabilities	**195.3**	**244.3**	**321.4**
Total Liabilities	**473.7**	**489.6**	**541.5**
Net Assets	**559.1**	**563.1**	**495.9**
Equity			
Contributed equity	953.3	965.7	823.9
Reserves	(189.9)	(179.3)	(99.7)
Accumulated losses	(211.3)	(230.5)	(236.0)
Total Equity Attributable to Ansell Limited Shareholders	**552.1**	**555.9**	**488.2**
Outside equity interests	7.0	7.2	7.7
Total Equity	**559.1**	**563.1**	**495.9**

(a) Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of US$ 95.1 million (June 2003 US$ 92.2 million; June 2002 US$ 77.3 million).

(b) Includes interest bearing loans to South Pacific Tyres Partnership of US$ 43.3 million (June 2003 US$ 41.8 million; June 2002 US$ 33.6 million).

Supplementary Unaudited U.S. Dollar Financial Information

Statement of Cash Flows
of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

	2004 US$m	2003 US$m	2002 US$m
Cash flows Related to Operating Activities			
Receipts from customers (excluding non recurring and Accufix Research Institute)	822.2	795.9	1,230.4
Payments to suppliers and employees (excluding non recurring and Accufix Research Institute)	(676.3)	(679.9)	(1,109.4)
Net receipts from customers (excluding non recurring and Accufix Research Institute)	145.9	116.0	121.0
Income taxes paid	(11.3)	(5.0)	(13.3)
Dividends received	-	1.5	0.2
Net cash provided by operating activities (excluding non recurring and Accufix Research Institute)	134.6	112.5	107.9
Non recurring payments to suppliers and employees	(5.1)	(15.7)	(43.2)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(2.2)	(1.6)	(5.6)
Net Cash Provided by Operating Activities	**127.3**	**95.2**	**59.1**
Cash Flows Related to Investing Activities			
Payments for businesses, net of cash acquired	-	-	(21.4)
Payments for property, plant and equipment	(9.8)	(9.1)	(17.9)
Proceeds from sale of businesses, net of cash disposed	-	-	488.9
Proceeds from sale of plant and equipment in the ordinary course of business	3.7	3.6	6.3
Loans repaid	2.4	2.5	0.6
Proceeds from sale of other investments	-	5.3	-
Payments for other investments	(0.9)	-	-
Net Cash (Used in)/Provided by Investing Activities	**(4.6)**	**2.3**	**456.5**
Cash Flows Related to Financing Activities			
Proceeds from borrowings	74.2	4.6	384.8
Repayments of borrowings	(100.2)	(51.0)	(874.0)
Net repayments of borrowings	(26.0)	(46.4)	(489.2)
Proceeds from issues of shares	0.7	0.6	0.6
Payments for share buy-back	(47.9)	(4.8)	-
Dividends paid	(21.9)	(1.0)	(25.2)
Interest received	6.4	4.7	6.8
Interest and borrowing costs paid	(20.4)	(22.2)	(36.7)
Net Cash Used in Financing Activities	**(109.1)**	**(69.1)**	**(543.7)**
Net (Decrease)/Increase in Cash Held	**13.6**	**28.4**	**(28.1)**
Cash at the beginning of the financial year	198.4	148.6	185.9
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	4.8	21.4	(9.2)
Cash at the End of the Financial Year	**216.8**	**198.4**	**148.6**

Industry Segments
of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

	Operating Revenue			Operating Result		
	2004 US$m	2003 US$m	2002 US$m	2004 US$m	2003 US$m	2002 US$m
INDUSTRY						
Ansell Healthcare						
Occupational Healthcare	387.8	366.5	334.3	52.8	36.9	19.3
Professional Healthcare	271.6	265.5	285.6	28.7	31.6	48.4
Consumer Healthcare	132.5	126.7	118.6	22.6	25.1	17.0
Total Ansell Healthcare	**791.9**	**758.7**	**738.5**	**104.1**	**93.6**	**84.7**
Unallocated Items	12.7	15.6	14.4	(9.2)	(13.1)	(14.5)
				94.9	**80.5**	**70.2**
Discontinued Businesses						
Trading			422.2			31.9
Operating EBITA				**94.9**	**80.5**	**102.1**
NON RECURRING						
Discontinued Businesses						
Net gain on sale of interests in Associated Companies					3.2	
Proceeds/Net gain on sale of Controlled Entities and Businesses			490.7			13.4
Other				12.4		
Rationalisation/Restructuring						
Ansell Healthcare					(2.7)	(6.1)
Other				(6.7)	(3.2)	(3.4)
Write-down of assets						
Ansell Healthcare				(6.2)		(32.9)
Exide Investment						(52.2)
Other				(0.7)	(0.9)	(7.0)
				93.7	**76.9**	**13.9**
Goodwill amortisation				(15.2)	(14.8)	(15.2)
Earnings before Net Interest and Tax (EBIT)				**78.5**	**62.1**	**(1.3)**
Borrowing Costs net of Interest Revenue				(11.9)	(15.5)	(28.6)
Operating Profit before Tax				**66.6**	**46.6**	**(29.9)**
Tax				(14.8)	(15.8)	(29.1)
Outside Equity Interests				(1.4)	(1.5)	(1.5)
Total Consolidated	**804.6**	**774.3**	**1,665.8**	**50.4**	**29.3**	**(60.5)**
REGIONS						
Asia Pacific	119.7	101.9	89.1	29.5	21.1	17.2
Americas	387.0	384.7	417.6	46.1	47.0	51.7
Europe	285.2	272.1	231.8	28.5	25.5	15.8
Total Ansell Healthcare	**791.9**	**758.7**	**738.5**	**104.1**	**93.6**	**84.7**

	Assets Employed			Liabilities		
	2004 US$m	2003 US$m	2002 US$m	2004 US$m	2003 US$m	2002 US$m
INDUSTRY						
Ansell Healthcare						
Occupational Healthcare	189.3	189.6	200.2	66.2	60.0	59.6
Professional Healthcare	191.1	207.2	213.2	46.9	42.6	46.1
Consumer Healthcare	76.0	74.3	76.6	25.6	26.3	25.1
Total Ansell Healthcare	**456.4**	**471.1**	**490.0**	**138.7**	**128.9**	**130.8**
Unallocated Items	10.7	16.6	19.5	319.6	341.8	386.2
Discontinued Businesses	144.5	148.7	143.0	15.4	18.9	24.5
Goodwill and Brand names	202.1	216.4	228.2			
Cash	219.1	199.9	156.7			
Total Consolidated	**1,032.8**	**1,052.7**	**1,037.4**	**473.7**	**489.6**	**541.5**
REGIONS						
Asia Pacific	184.8	179.7	180.2	51.9	52.4	47.0
Americas	156.7	170.8	194.3	62.4	57.8	67.6
Europe	114.9	120.6	115.5	24.4	18.7	16.2
Total Ansell Healthcare	**456.4**	**471.1**	**490.0**	**138.7**	**128.9**	**130.8**

Supplementary Unaudited U.S. Dollar Financial Information

Additional Information

	2004 US$m	2003 US$m	2002 US$m
(a) Segment Capital Expenditure			
Occupational Healthcare	3.9	1.9	3.5
Professional Healthcare	3.1	5.0	6.6
Consumer Healthcare	2.4	2.0	0.8
(b) Region Capital Expenditure			
Asia Pacific	6.3	5.9	7.1
Americas	2.4	2.5	2.8
Europe	0.7	0.5	1.0
(c) *Segment Depreciation*			
Occupational Healthcare	6.3	6.5	8.2
Professional Healthcare	8.1	9.1	9.8
Consumer Healthcare	3.6	2.8	2.9

Ansell

ANNUAL REVIEW 2004



Ansell Limited ABN 89 004 085 330

The Annual General Meeting will be held in the Melbourne Exhibition Centre, 2 Clarendon Street, Southbank on Thursday 14 October 2004 at 10.00 am. Details of the business of the meeting are contained in the Notice of Meeting enclosed with this Annual Review. Shareholders unable to attend the Annual General Meeting are encouraged to participate in the Company's affairs by completing and returning the proxy form enclosed with the Notice of Meeting.

The United States dollar (US$) is the predominant global currency of our business transactions. To assist readers, United States dollar values are included in this report wherever appropriate. Unless otherwise stated, all values appearing in this report are Australian dollars.

Ansell's Progress

At an Extraordinary General Meeting of shareholders in April 2002, we made a multi-year commitment to grow EBITA of the Ansell Healthcare business by 50% by the end of financial year 2005.

OUR PROGRESS TO DATE

	EBITA			
FINANCIAL YEAR ENDED 30 JUNE	OBJECTIVE US$M	ACTUAL US$M		YEAR-ON-YEAR IMPROVEMENT
2002	>77	85	✓	+10%
2003	>92	94	✓	+11%
2004	>103	104	✓	+11%
2005	115			

DURING THAT PERIOD OUR SHARE PRICE HAS INCREASED AT A RATE SIGNIFICANTLY ABOVE THE MOVEMENT IN THE ASX 200 INDEX


ANSELL 30%↑ A$8.33
A$6.40
ANSELL 74%↑ US$5.96
US$3.42
ASX 200 4%↑ 3,480
3,350
APRIL 2002
AUG 2004

↑42%

Profit after tax attributable to shareholders for financial year 2004 is 42% higher (72% in US$ terms) than for the prior period.

FINANCIAL RESULTS

	2004			2003		
	GROUP $M	ANSELL HEALTHCARE $M	ANSELL HEALTHCARE US$M	GROUP $M	ANSELL HEALTHCARE $M	ANSELL HEALTHCARE US$M
Sales	1,113	1,113	792	1,294	1,294	759
EBITA	133	146	104	137	160	94
Non-Recurring Items	(2)			(6)		
Net Profit after Tax	71			50		
Total Assets	1,499			1,579		
Total Funds Employed	930			1,031		
Return on Shareholders' Equity (%)	8.8			5.6		
Shares on Issue (million)	176			186		
Earnings per share (cents)	39.1			26.7		
Dividend per share (cents)	13.0			11.0		

Earnings before interest, tax and amortisation (EBITA) of the core Ansell Healthcare business are 11.2% higher than the previous year in US$ terms (8.3% lower in A$ terms due to differences in translation between the two years), thereby meeting the FY2004 commitment to shareholders and the market made at the Extraordinary General Meeting held in April 2002.

My initial message to shareholders in the Annual Review for 2002 emphasised that your Board and management were intent on delivering the commitments made to shareholders at the Extraordinary General Meeting held in April of that year. Our clear commitment was to:

FOCUS – *to market protective products in a broad healthcare context*

INNOVATE – *to offer safety, productivity and customer solutions*

PERFORM – *to maximise performance to meet earnings growth*

We also committed to specific earnings targets for the Ansell Healthcare business for each of the 2003, 2004 and 2005 financial years.

I am delighted to report that the 2004 financial year has been a highly creditable one for Ansell, with the Company having again met its commitments.

Profit after tax attributable to shareholders of $70.7 million (US$50.4 million) for the 2004 financial year is 42% higher (72% in US dollar terms) than for the previous year. Operation Full Potential and other initiatives undertaken during the past two years that are now embedded within the core operating businesses underpinned this solid result.

Change within the Company, while at not quite the frantic pace of the preceding two years, was nonetheless relentless and will continue as we refine and re-define every element of our business to optimise shareholder value.

Ansell's ongoing and strong cash generation has enabled the Company to maintain a strong balance sheet with ample capacity for expansion. A final dividend of seven cents (unfranked), making a total dividend for the year of 13 cents, has been declared and will be paid on 14 October 2004.

At the Annual General Meeting to be held on 14 October 2004, approval will be sought for a buy-back of shares under an off-market arrangement, full details of which are provided to shareholders in a separate share buy-back offer document. Your Board believes that the buy-back is in the interest of all shareholders and we encourage shareholder support for the proposal.

The Board has also conducted an extensive corporate governance review during the past two years and has embedded both within the boardroom and within the organisation a strong culture of ethics and transparency.

In May 2004, Douglas D. Tough joined the company to replace Harry Boon, who retired on 30 June as Chief Executive Officer and Managing Director after more than 28 years with Ansell. Harry's contribution to the Company, and particularly his stewardship over Operation Full Potential during the past two years, is to be highly commended.

Coupled with Doug's extensive international experience with high-profile organisations is a renewed vitality and vigour that he brings to the Company as he sets out to lead Ansell through its next development phase.

With Ansell now three successful years into its recovery program, I pay special tribute to the entire dedicated Ansell team, and to the Board whose single-minded pursuit of meeting its commitments to shareholders has delivered substantial progress and ensured that your Company has a strong and viable growth platform for the future.

Dr Ed Tweddell Chairman



A fresh look from a solid foundation



Shareholders, employees and stakeholders, I am taking office as Chief Executive Officer of Ansell Limited at a very exciting time. I hope you will join with me and the Board in embracing the challenges, opportunities and potential that stand before the Company in the coming years.

Under the stewardship of my predecessor, Harry Boon, the Company continued to focus on improving shareholder returns with the core Ansell Healthcare business delivering earnings before interest, tax and amortisation (EBITA) of $146.3 million (US$ 104.1 million) thereby meeting, for the third successive year, commitments made to shareholders at our Extraordinary General Meeting held in April 2002.

These gratifying results for financial year 2004 are a testament to the efforts of all our people as they were delivered in a year that had its challenges: record level prices for energy, water and our key raw material, natural rubber latex. We were also faced with currency-associated price reductions in Europe and Australia, and global pricing pressure on latex examination gloves. Competition was rigorous across the range of countries and market segments in which we operate, forcing us to be smarter, faster and more creative with our resources.

The sustained improvement in the Company's results enabled the reintroduction of dividend payments and the continuation of a capital management model that saw capital returned to shareholders through an on-market share buy-back.

During the year we saw Operation Full Potential absorbed into the ethos of Ansell. As this program moved into its second phase the activities, capabilities and program structure were integrated into the respective business segments. We are also seeing the benefits of changes made within operations with new leadership, renewed focus and the launch of our operational excellence program.

The leadership transition has provided a great opportunity for a fresh look at Ansell. My first hundred days have been devoted to understanding the capabilities of the organisation, gaining knowledge of our people and processes and considering the opportunities that exist for growth. I have been enthused by what I've seen – the quality of our organisation and the variety of growth options. Given the strong foundation established over the last few years, Ansell's priorities going forward will be:

- *Sales Growth* – This is the lifeblood of our business. A key objective is to achieve top-line growth in volume and revenue. We believe the supply challenges of the recent past are over, and we are now concentrating on rejuvenating business momentum in each of our business segments and regions.

  Ansell enjoys both organic and incremental growth potential. We continue to have 'base business' opportunities in our existing markets across all three segments to increase market share and sales volume. Geographically, we have much potential as we evaluate expansion into new markets – be they 'emerging markets' in Eastern Europe or 'virgin territories' such as China.

  We are evaluating potential alliances with technology partners, which represent 'paradigm shifting' growth opportunities. Separately, with our strong capital base, we remain vigilant in pursuit of acquisition opportunities that fit our strategic, operational and financial guidelines.

- *Operational Excellence* – We have improved our manufacturing and supply chain operations in recent years, but there is further upside. Pursuit of operational excellence is a mindset and an expectation in all that we do. This approach, based on Six Sigma operational excellence doctrines, is being adopted right across the organisation and will assist in generating further efficiencies, thereby providing additional competitive advantage to our value chain.
- *New Products/Innovation* – We will continue to develop new products that provide competitive leverage, and will establish more effective, market-focused initiatives that channel our resources into 'winners' – products and initiatives that will make a difference to our customers. The development of a stronger pipeline of new products to foster revenue growth is a high priority.
- *New Business Opportunities* – We are undertaking a broad-scale review of strategic initiatives to help chart the path for the next phase of transformation and growth. We are clear that this growth must be additional to renewed growth from our existing core businesses.

In order to deliver on the plans for 2005 and beyond, we will rely on the continued motivation and enthusiasm of the global Ansell team. We will focus our efforts through prioritisation, ensuring delivery of focused programs through diligent and timely execution and by drawing heavily on our fundamental internal values of teamwork and accountability.

I am pleased to report that Ansell is in a very healthy condition as we commence the 2005 financial year. We continue to have solid market shares in all business segments, competitive brands, an efficient manufacturing base, a robust balance sheet, a committed team and excellent free cash flow. As an entrenched participant in the important and growing healthcare industry, we at Ansell look to the future with excitement, eagerness and a high degree of confidence that we can build on our strong foundation and continue to deliver on our goals and promises.

Doug Tough
Chief Executive Officer

Overview of Operations

ANSELL LIMITED

Profit after tax attributable to shareholders for financial year 2004 was $70.7 million (US$50.4 million), an increase of 41.7% (72.0% in US dollar terms) on the prior year.

Sales of $1,113 million (US$792 million) were 4.4% higher when expressed in US dollars, the Group's operating currency. Earnings before interest, tax and amortisation (EBITA) of the core Ansell Healthcare business were $146.3 million (US$104.1 million), up 11.2% in US dollar terms, representing the third consecutive year of double-digit EBITA growth.

Revenue gains were achieved in all business segments and regions. EBITA of the Occupational Healthcare segment of US$52.8 million was 43.1% higher than the previous year from sales of US$387.8 million. The Professional Healthcare segment EBITA was 9.2% lower at US$28.7 million from sales of US$271.6 million, while Consumer Healthcare EBITA was US$22.6 million, 10.0% below the previous year, from sales of US$132.5 million.

The proportional contributions of each business segment and region to Ansell's revenues and Healthcare segment EBITA appear on page 8.

Strong cash generation enabled borrowings to be reduced by a net $36.6 million (US$26.0 million) notwithstanding an outlay of $96.4 million (US$68.7 million) on share buy-backs and dividends. Interest cover improved from 6.4 times to 9.5 times, and gearing (net interest bearing debt as a percentage of net interest bearing debt plus equity) was lower at 12.8% compared with 18.2% for the previous year.

Non-recurring expenses comprising non-cash write-downs of property, equipment and investments, and provisions and expenses offset by a cash benefit from sales tax refunds related to discontinued operations, amounted to a net $1.7 million (US$1.2 million).

OCCUPATIONAL HEALTHCARE

The operational highlight of the year was the performance of the Occupational Healthcare segment. Two years ago this segment was lagging with an EBITA margin of 5.8%. This improved to 13.6% in financial year 2004 resulting from a revitalised product range and continued manufacturing and procurement improvements.

The expanding HyFlex® family of products continues to drive our Occupational Healthcare business which experienced 5.8% revenue growth (in US dollars) during 2004, with HyFlex® growing 26% year on year. Elsewhere, sales of our other knitted glove ranges were stronger in the second half, increasing 15% as a result of improved product availability from our facility in Mexico. We also saw benefits beginning to flow from our growing and innovative proprietary selling programs – Safety Net™ in Europe and Ansell Value Proposition in North America, which are now providing a competitive edge.

PROFESSIONAL HEALTHCARE

Sales growth in 2004 in US dollars was modest at 2.3% as we continued to concentrate on our market share recovery program in the US. Product improvements being introduced to the market are assisting the recovery.

Surgical glove sales in Europe were lower in the first half following a strategic decision to reduce our reliance on private label customers in favour of sales of Ansell branded product. We did, however, gain leading market share position in surgical gloves in France. Sales of examination gloves in Europe improved in the second half of the year as prices were adjusted to meet the competitive environment created by a stronger Euro.

CONSUMER HEALTHCARE

Sales in this segment were 4.5% higher (in US dollars) than the previous year, due primarily to an increase in condom sales where successful tender contracts in Brazil and India provided a 7% boost to condom volumes.

Condom marketing support programs in the US have paved the way for further growth although there has been a substantial increase in competition in a number of markets, especially in the UK where we are revising our approach. We continue to benefit from our partnership with Freudenberg Household Products, our global distributor of household gloves, as we launch our new, superior foam-lined household gloves onto the market.

MANUFACTURING OPERATIONS

We continued to derive the benefits of our concerted efforts to improve our manufacturing efficiencies and reduce manufacturing costs. We successfully completed the transfer of knitting operations from our former Ohio and Wilkesboro plants to our lower-cost facility in Salvarcar, Mexico. In Asia, we focused on the consolidation and rationalisation between plants of a number of products to achieve the benefits of scale in our quest to become a high-value, low-cost supplier.

We introduced a new management philosophy using the renowned Six Sigma disciplines. The initial results, which include the benefits of improved quality and lower waste, are impressive and provide great confidence as we move towards our objective of global operational excellence.

SUPPLY CHAIN

Ansell's supply chain continues to develop an even more flexible global supply network focused on exceeding our customer expectations and delivering value to shareholders. During the year, this aim was achieved by supporting growth of our key brands, realising substantial sourcing savings and improving returns from our invested capital.

Our combination of experience and deep product understanding sets us apart in our ability to effectively manage manufacturing facilities, distribution centres and vendor partners across the globe while delivering premium quality products. A key initiative, Project STEP (Service Through Effective Planning), is a comprehensive redesign of our supply chain combined with the acquisition of new technology tools. STEP represents a commitment to operational excellence aimed at ensuring the supply chain continues to be a competitive advantage for Ansell.

SCIENCE AND TECHNOLOGY

Our Science and Technology group completed its relocation to Ansell's Centre for Innovation co-located with the Company's manufacturing operation at Shah Alam, Malaysia. The main Science and Technology Centre in Malaysia is supported by newly created satellite centres for application engineering specifically related to new product development.

The focus of the Science and Technology group is primarily on new product development and the improvement of manufacturing and product quality with fundamental research conducted in relation to 'breakthrough' technologies.

Approximately 50% of spending on research and development relates to Occupational Healthcare products and processes, with the balance split between Professional Healthcare and Consumer Healthcare.

OTHER GROUP ACTIVITIES

South Pacific Tyres, in which the Company has a 50/50 investment with The Goodyear Tire and Rubber Company, saw continued improvement in its operating results with 2004 up on 2003. These results are encouraging in that they were achieved in the face of higher raw material costs and increasing imports into Australia of low cost tyres.

Based on these results and the current forecasts from South Pacific Tyres, it is expected that Ansell should recover the current carrying value of its investment. The investment in South Pacific Tyres is likely to be retained to the end of the option period which runs from August 2005 to August 2006. During this time the carrying value of Ansell's investment will be reviewed each half year and, if new facts or expectations emerge indicating the carrying value is impaired, appropriate action will be taken.

While some residual matters carried over from the former Company structure are yet to be resolved, these outstanding matters are being managed to resolution and are not considered material in the context of the Company.

ANSELL'S SAFETY CULTURE

Our safety culture, which has been in place since 1994, is an 'atmosphere' or 'way of working' throughout the organisation that influences safe behaviour and corrects unsafe acts and conditions before accidents occur. It is the result of many elements, of which management accountability and employee involvement are essential. The exceptionally low lost time injury rates of 0.08 per 100 employees and days lost of 2.41 per 100 employees are testament to the success of our approach.

Safety Performance
PER 100 EMPLOYEES PER ANNUM



LTIs & MTIs
Days Lost
4.0
3.0
2.0
1.0
0.0
40
30
20
10
0
DESIRED TREND
96
97
98
99
00
01
02
03
04
LOST TIME INJURIES
MEDICAL TREATMENT INJURIES
DAYS LOST

Ansell Healthcare – Profile

The core Ansell Healthcare business operates in three broad market segments: Professional Healthcare (surgical and examination gloves); Occupational Healthcare (industrial hand protection); and Consumer Healthcare (condoms and household gloves).

The Company is organised across three geographic regions – the Americas, Europe and Asia Pacific – supported by a shared operations/supply chain, a Science and Technology group and global marketing teams.

Proportional contributions to Ansell's revenues and Healthcare segment earnings before interest, tax and amortisation (EBITA) calculated in the Company's operating currency (US dollars), for the 2004 financial year are:

	% OF ANSELL HEALTHCARE REVENUE US$ 791 MILLION	EBITA US$ 104 MILLION
MARKET SEGMENT		
• Professional Healthcare	34.3%	27.6%
• Occupational Healthcare	49.0%	50.7%
• Consumer Healthcare	16.7%	21.7%
GEOGRAPHIC REGION		
• Americas	48.9%	44.3%
• Europe	36.0%	27.4%
• Asia Pacific	15.1%	28.3%

ANSELL'S SHARE AND COMPARATIVE RANKING IN EACH GLOBAL MARKET SEGMENT ARE ESTIMATED TO BE:

Professional

Global Surgical Gloves Market US$ 600M
Ansell Share 24%



Ansell Share 11%
Global Medical Examination Gloves Market US$ 1,000M

ANSELL RANKING
SURGICAL GLOVES #1
MEDICAL EXAMINATION GLOVES #2

Occupational

Global Cotton & Leather Gloves Market US$ 1,700M



Ansell Share 18%
Global Synthetic & Knitted Gloves Market US$ 1,900M

ANSELL RANKING
SYNTHETIC GLOVES #1

Consumer

Global Retail Household Gloves Market US$ 250M
Ansell Share 15%



Ansell Share 11%
Global Condom Market US$ 900M

ANSELL RANKING
CONDOMS #3



Ansell's vision is to be a global leader in broad-based healthcare protection, providing exceptional solutions, products and value to our customers.

Ansell's commitment to reducing hand injury costs

Ansell's Value Proposition (AVP) is an innovative concept that helps customers change the way they manage their hand protection costs. AVP assists customers to focus on the total value of hand protection rather than the more traditional concentration on glove procurement cost.

We are more than just products, we deliver solutions



Ansell's sales force is transforming the way it approaches customers. Instead of concentrating largely on products and their attributes, the sales force focuses on how Ansell delivers value to the customer and carries this message through the organisation and up to the executive level. This is achieved by truly understanding the needs and desires of customers which cover issues such as cost/frequency of injuries, productivity/ergonomics, product standardisation and usage controls.

Pilot studies have been conducted at a number of major manufacturing operations throughout the US and, as a result, corporate level agreements have been entered into with three significant accounts. Implementation has commenced and Ansell's dedicated, consultative sales force will quantify and measure the extended value provided to these customers.

This novel approach has been accepted by a number of major manufacturers as a value-added program that will document direct cost improvements across multiple operations and include best practices, product standardisation and medical and indemnity cost reduction.








TNT
THIN NITR
TECHNOLOGY

Ansell Value Proposition

With the support of our Ansell Total Apparel Products and Solutions™ (TAPS™) approach, Ansell was able to outline standardisation and consolidation strategies that included a review of hazards and chemical exposure risks throughout a major pharmaceutical company's Research & Development operations.

This approach allowed the customer to establish Good Manufacturing Practices related to standardised hand protection. From a direct cost of goods stance, the customer had already devoted significant resources to successfully achieve cost-savings specific to product procurement. But, with our AVP approach, we have defined additional cost-savings opportunities based on improvement in workplace safety, product use education, and consultative resources specific to the customer's needs.

Professional division Regional Sales Team meeting challenges in the US

OPPORTUNITY

A prestigious, multi-site teaching institution with over 700 licensed beds and a 600-physician faculty group practice. Over 30,000 admissions and more than 500,000 outpatient visits each year.

CHALLENGE

- Optimise the customer's inventory while reducing the number of glove suppliers
- Achieve cost-efficiency for the customer
- Educate the surgical staff and the nursing school regarding surgical glove use
- Develop a system for product evaluation while maintaining stock of current surgical gloves.

SOLUTION

Within five months ...

- Identified customer needs
- Ansell created an innovative mini-container glove disposal system
- Ansell consolidated the customer's gloves to one manufacturer and introduced the Ansell Encore® Family of powder-free latex gloves, and Derma Prene® Ultra powder-free latex-free surgical gloves.

RESULTS

Achieved in one month ...

- Ansell exceeded the customer's expectations by introducing the educational phase of the project
- The customer had access to a variety of Ansell's products, in various sizes
- Ansell was awarded a surgical glove contract worth over $300,000.



Did you know?

Rubber is a generic term that generally refers to solid 'rubber' products, while latex refers to the starting raw material or 'emulsion'. Rubber and latex can be derived naturally (from rubber trees) or synthetically (from petroleum products).



AnsellCares was developed in 1992 with three goals:

1. To research the cause, prevention and treatment of latex allergies.
2. To educate patients and healthcare workers to recognise, prevent and treat these reactions.
3. To create an awareness of the issues of latex sensitisation among healthcare professionals around the world.

Today, AnsellCares provides valuable support to the healthcare industry through its work with and support of recognised latex allergy experts in leading US and international universities.





Le Partenaire du Plaisir

(The Pleasure Partner's Key to Success) Ansell's condom business continues to grow as a result of social marketing initiatives and through integrated branding efforts around the world. Keys to success include an emphasis on product quality and safety and building trust in our stable of well-known brands like LifeStyles®, Mates®, Chekmate®, Contempo®, Kama Sutra® and Manix®.

We are more than just products,
we deliver solutions

Did you know?

Ansell recently launched a bio-terrorism clinical education program in the US to assist medical professionals in understanding barrier protection and safety in handling potentially lethal materials.


SafetyNet™

Optimal solutions through SafetyNet™

Major multinational companies are increasingly looking for business solutions that bring value to the bottom line. During the past year, companies have been turning to Ansell to reduce their overall costs of hand protection and Ansell has responded with the Ansell Value Proposition (AVP).

Integral to the AVP program is SafetyNet™, Ansell's proprietary software tool, used to map a customer's requirements at workstation or function level within a manufacturing facility, based on predefined criteria. This unique software, designed and developed in-house, enables Ansell's SafetyNet™ to search through 18,000 decisions contained in the software to select the optimal hand protection solution to suit the customer's needs.


TOP LAYER
EXTERNAL RUBBER LATEX LAYER
MIDDLE LAYER
RUBBER LATEX MID-LAYER
CONTAINING MAGNETIC PARTICLES
BOTTOM LAYER
INTERNAL RUBBER LATEX LAYER

Innovation and superior technology to increase customer value


If only detecting glove contamination was as easy as detecting metal.

ScanSafe™ magnetically detectable gloves

Ansell Healthcare has done it again! With the introduction of FDA-compliant ScanSafe™ technology, we have established yet another revolutionary product that we believe will meet and exceed customer expectations. ScanSafe™ gloves, launched in the US earlier this year, represent one of Ansell's largest, most comprehensive opportunities to penetrate deeper into the food processing industry. With a combination of solution-based selling, heavy media advertising and trial usage, Ansell is targeting consumers in the poultry industry. We anticipate success in both sales and recognition for what we have always been: an innovative, results-oriented company.

The idea behind ScanSafe™ evolved when a supplier approached Ansell for a solution to glove particle contamination during poultry processing. After two years of development we arrived at a product that created a real solution to a real problem.

Adapting the sensor technology expertise of SafeLine™, the world's largest supplier of metal detection equipment, we were able to create a glove with the ability to provide accurate readings on a metal detector. By placing the detector in a specified area in the poultry process, glove particles can be detected and automatically rejected into a separate container, saving the processor rework time and money.

Did you know?

Food-borne diseases from improper handling, processing and transport caused over 5000 deaths and $5–$6 billion in medical costs and lost productivity in the US alone.


Ansell
XTRA PLEASURE
Ansell
Xtra Pleasure

XTRA PLEASURE®

ANSELL'S XTRA PLEASURE® CONDOM, LAUNCHED GLOBALLY IN 1996, PIONEERED THE 'PLEASURE PLATFORM' AS A MARKETING CONCEPT. ITS NEW AND IMPROVED DESIGN OFFERED TO THE MARKET EARLY IN 2004 IS NOW ACCEPTED AROUND THE WORLD AS THE INDUSTRY STANDARD.


Ansell
Gammex PF
ENCORE MICROPTIC

Ansell's powder-free surgical glove range provides the maximum barrier protection of natural rubber latex, as well as exceptional dexterity and sensitivity, while eliminating risks associated with powder. Ansell understands both the importance and the challenge of minimising the presence of glove powder in surgical suites. Ansell's powder-free surgical gloves are convenient, cost-effective and more importantly, help reduce the risks of post-operative complications such as wound infections, bacterial growth, adhesions, granulomas and peritonitis. Many of Ansell's surgical gloves are manufactured with a special continuous polymer coating to provide exceptional ease in both dry- and damp-hand donning.


Fresh Care


Slimfit



Foam-lined glove technology was pioneered by Ansell. The unique thin lining contains thousands of air pockets that trap moisture and provide a dry, comfortable feel for the wearer.

In response to our customers' desire for increased comfort and better 'moisture management' Ansell developed a new line of foam-lined household gloves. Here, we make use of latex foaming and dipping technologies to apply a thin foam coating to the inside of our gloves.

Since the foam is comprised of very fine, interconnected pores the gloves are very effective at 'wicking' away moisture from a user's hand. These pores can also be impregnated with chamomile or other hand-care emollients to treat dry or damaged hands. The results of these innovations are unmatched comfort and skin-care for users.


Ansell
Handy Care



SALVARCAR, MEXICO

Driving increased shareholder returns through innovation and Six Sigma

MELAKA PLANT'S RAPID CONVERSION OF POWDERED TO POWDER-FREE SURGICAL GLOVE DIPPING LINE

The demand for powder-free coated gloves produced at Ansell's Melaka plant in Malaysia has been growing since 2000.

The market's progressive conversion from powdered to powder-free coated surgical gloves is due to growing concerns about powder contamination in hospitals and the potential for allergic reaction from users.

Ansell's successful Gammex® PF surgical glove is a leader in the shift to powder-free glove use. So successful has it been that it was necessary to convert one of the Melaka plant's powdered-glove dipping lines to a powder-free dipping line involving a special glove dipping machine, the Nosur, to meet the increasing demand. Conversion of the powder-free glove line started in August 2003 and was completed by a dedicated team of Ansell engineers almost two months ahead of schedule in December 2003.

The Nosur machine includes a state-of-the-art computer system to monitor and control its processes in real time to ensure that the Gammex PF surgical gloves are of consistently high quality and capable of exceeding customer expectations.

WORLD-CLASS QUALITY AND EFFICIENCY IMPROVEMENTS THROUGH A NEW OPERATIONS MANAGEMENT APPROACH

The Salvarcar plant has adopted a team approach to continuous improvement. The senior site staff serve as a steering committee which selects, champions and monitors improvement projects. Cross-functional teams are organised to develop and implement the projects. Six Sigma philosophy, procedures and tools form the guiding mantra for each team.

All projects tie to key company goals. The results of this approach to plant management are impressive. During financial year 2004, total monthly scrap has been reduced by 45 per cent, and efficiency (pairs produced per employee) has increased by 25 per cent, resulting in a substantial cost improvement for the knitted business.



SURAT THANI, THAILAND

ACHIEVING WORLD-CLASS CONDOM QUALITY, THROUGH CONTINUOUS IMPROVEMENT EFFORTS, UTILISING STATISTICAL METHODOLOGIES AND TEAMWORK

Ansell's drive to achieve 'World-Class Condom Quality' started over five years ago following the acquisition of Suretex Limited. At that time, the team in Surat Thani developed a vision, 'to be the best condom manufacturer in the world'. This vision is now being realised at the Surat Thani plant with:

- Implementation of decision-making based on statistical data.
- Waste reduction projects, resulting in significantly lower reject rates, reduced maintenance costs and improved labour utilisation.
- Out-going quality (the percentage of defects in the samples tested in accordance with ISO 2859–1) ten times better than the regulatory requirements.
- Six Sigma operational excellence programs in place and delivering positive results.



Ansell global operations

Through dedicated and disciplined approaches, including the relocation of operations from North America to Mexico and Asia, the rollout and execution of Six Sigma as a continuous improvement methodology, and a rigid focus on quality and efficiency in all manufacturing processes, Ansell's global operations achieved a significant year-on-year improvement in plant profitability.





MELAKA, MALAYSIA

Ansell begins a Six Sigma journey

Ansell has adopted the globally recognised Six Sigma operational excellence methodology, with a focus on improving customer satisfaction and delivering on customer expectations by reducing variation in products and processes. It is this point of difference, via systematic disciplines, that has made companies such as Motorola, GE and Honeywell (formerly AlliedSignal) world-class leaders in their respective fields.

During 2004, four Executive Champions – Rainer Wolf in Operations, Michael Zedalis in Science & Technology, William Reed and Werner Heintz in Sales & Marketing – were appointed to instil this methodology into Ansell's business psyche, capably facilitated and coordinated by Sudi Narasimhan, Director of Quality & Continuous Improvement. The results so far are highly encouraging, with validated savings and quality improvements particularly in the manufacturing operations where Six Sigma was first introduced and executed.

Did you know?

Ansell is one of the world's largest manufacturers and marketers of condoms, with its three plants having a combined annual production capacity of 1,600 million pieces.

Ansell's priorities are to leverage the Company's financial strength and develop growth strategies which will include organic growth from a broader geographic focus, the entry into new vertical business segments, and the introduction of new products through innovation and new technology.

Opportunities for continued growth in our markets



Herakles Aachen Tender Group

After three years of hard work with the Aachen Tender Group in Germany, the Ansell Professional Healthcare sales team has won this tender accounting for over one million pairs of surgical gloves.

The Aachen Tender Group supplies several large-scale university hospitals such as the Universities of Essen and Aachen.

The contract win is partly the result of a strategic growth program, 'Herakles', which was implemented by the Professional Healthcare management team throughout Europe. The program aims to identify and seize early opportunities in the Powder-Free (PF) market, assist conversions to PF and realise sustainable growth for Ansell Professional Healthcare in that same market segment.

The contract win will certainly help Ansell Europe to seize other opportunities in the Aachen region with its large population and large number of hospitals.

Did you know?

The US Bureau of Labor Statistics estimates that approximately 110,000 workers with hand and finger injuries lose days away from work each year – second only to back strain and sprain. A new study shows that 60 per cent of those injuries could be eliminated through the use of appropriate hand protection.

WHEN IT COMES TO CHEMICAL-RESISTANT PRODUCTS, ANSELL'S GOT YOU COVERED.


ASIAN INSTITUTE OF TECHNOLOGY
WELCOMES PARTICIPANTS OF
THE ANSELL MANAGEMENT DEVELOPMENT PROGRAM
18-22 JULY 2003

Training our managers for success

In July 2003, 19 mid-level managers working in the Asia Pacific region came together at the Asian Institute of Technology, International School of Business Studies (AIT) for the Ansell–AIT Management Development Program 2003/2004.

Such was its success that the program has been expanded to include Ansell's operations world-wide and retitled the 'Ansell–AIT Leadership Development Program 2004/2005'. Commencing in September 2004, participants for the next program will represent a wide variety of functions and disciplines from Ansell's operations in the US, Europe, Australia and, of course, the Asia Pacific region.

Gazprom, Russia

After a year of hard work with Ansell's key distribution partner Vostok Services, Ansell has become Gazprom's preferred supplier for occupational gloves, affecting approximately 150,000 workers.

This success is the result of the continuous efforts of the Ansell Russia team to upgrade the protective glove market, educating and advising end-users and distribution partners on safety standards.

Gazprom is the largest natural gas producing company in the world, producing 20 per cent of annual world consumption. It employs nearly 300,000 people and is responsible for 8 per cent of Russia's GDP.

The result of this achievement contributes to the continuing strong performance of Ansell Europe's emerging markets and reinforces Ansell's market leadership in Russia.

Glove of choice in many industries

Excellent dexterity

Superior tactility

Breathable


HYFLEX®
NBR
11-900
Ansell

Three Year Summary

OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE

	2004 $M	2003 $M	2002 $M	2004 US$M	2003 US$M	2002 US$M
STATEMENT OF FINANCIAL PERFORMANCE						
Sales – Continuing Ansell Healthcare Operations	1,113	1,294	1,414	792	759	738
Sales – Discontinued Operations	–	–	809	–	–	422
Depreciation and Amortisation	25	31	53	18	18	28
Operating EBITA from Continuing Operations	133	137	135	95	81	70
Operating EBITA from Discontinued Operations	–	–	61	–	–	32
Operating EBITA	133	137	196	95	81	102
Non-recurring	(2)	(6)	(169)	(1)	(4)	(88)
Goodwill amortisation	21	25	29	15	15	15
EBIT	110	106	(2)	79	62	(1)
Net borrowing costs	17	26	55	12	15	29
Income tax expense	20	27	56	15	16	29
Outside equity interests	2	3	3	2	2	1
Operating profit/(loss) attributable	71	50	(116)	50	29	(60)
for six months to 30 June	37	30	(23)	26	17	(12)
for six months to 31 December	34	20	(93)	24	12	(48)
STATEMENT OF FINANCIAL POSITION						
Cash – excluding restricted deposits [a]	308	286	259	212	191	146
Other current assets	441	475	563	304	317	319
Property, plant and equipment	228	263	333	157	175	188
Investments	141	141	159	97	94	90
Goodwill	176	204	261	121	135	147
Brand names	117	121	143	81	81	81
Other non-current assets	88	89	115	61	60	66
TOTAL ASSETS	1,499	1,579	1,833	1,033	1,053	1,037
Current payables	159	154	193	110	103	109
Current interest bearing liabilities	190	152	108	131	101	61
Other current liabilities	55	62	89	38	41	50
Non-current payables	3	3	4	2	2	2
Non-current interest bearing liabilities	236	320	517	163	213	292
Other non-current liabilities	44	43	46	30	30	27
TOTAL LIABILITIES	687	734	957	474	490	541
NET ASSETS	812	845	876	559	563	496
Contributed equity	1,384	1,448	1,455	953	965	824
Reserves	(275)	(269)	(176)	(190)	(179)	(100)
Retained profits	(307)	(345)	(417)	(211)	(230)	(236)
ANSELL LIMITED SHAREHOLDERS' EQUITY	802	834	862	552	556	488
Outside equity interests	10	11	14	7	7	8
TOTAL SHAREHOLDERS' EQUITY	812	845	876	559	563	496
TOTAL FUNDS EMPLOYED [b]	930	1,031	1,242	641	686	703
SHARE INFORMATION						
Basic earnings per share (cents) [c]	39.1	26.7	(61.9)	27.9	15.7	(32.3)
Diluted earnings per share (cents) [c]	39.0	26.6	(61.7)	27.8	15.6	(32.2)
Dividends per share (cents)	13.0	11.0	–	–	–	–
Net assets per share ($) [c]	4.62	4.54	4.68	3.18	3.03	2.65
GENERAL						
Cash received from divestments	–	–	936	–	–	489
Net cash from operating activities	179	162	113	127	95	59
Capital expenditure	14	15	34	10	9	18
Shareholders (no.)	55,235	60,833	79,534	NA	NA	NA
Employees (no.)	11,530	12,013	12,160	NA	NA	NA
RATIOS						
Return on average shareholders' equity (%)	8.8	5.6	(13.2)	NA	NA	NA
Operating EBITA return on funds employed (%) [d]	14.3	13.3	10.8	NA	NA	NA
Operating EBITA margin (%) [d]	12.0	10.6	9.5	NA	NA	NA
Ansell Healthcare average days working capital	79.8	84.6	87.6	NA	NA	NA
Interest cover (times)	9.5	6.4	4.5	NA	NA	NA
Net liabilities to shareholders' equity (%) [e]	46	53	80	NA	NA	NA
Number of shares at 30 June (million) [c]	176	186	187	NA	NA	NA

(a) Cash includes cash at bank and short-term deposits, but excludes restricted deposits which have been classified as other current assets.
(b) Total funds employed equals total shareholders' equity plus interest bearing liabilities less cash – excluding restricted deposits.
(c) Effective 24 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation.
(d) Operating EBITA equals operating EBITA from continuing operations.
(e) Net liabilities equals total liabilities less cash – excluding restricted deposits.

Board of Directors

THE BOARD OF DIRECTORS OF ANSELL LIMITED AT THE DATE OF THIS REVIEW COMPRISES:

EDWARD D TWEDDELL, BSc, MBBS (HONS), FRACGP, FAICD
Chairman and Non-executive Director since October 2001. A Director of Australia Post and CSIRO, he is also Chairman of the Nepenthe Group Pty Ltd.

Dr Tweddell's experience includes 10 years with a multi-national pharmaceutical company primarily involved in medical affairs and drug development, an appointment as President and Chief Executive of a consumer-products and healthcare company in Japan, and eight years as Chief Executive of an Australian-based pharmaceutical company.

Dr Tweddell resides in Adelaide and is aged 63.

DOUGLAS D TOUGH, MBA, BBA
Managing Director and Chief Executive Officer since 1 July 2004.

Prior to joining Ansell, Mr Tough spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, most recently as President and Chief Executive Officer of its largest division worldwide, Dr Pepper/Seven Up, North America.

Mr Tough has also had some 12 years experience with Proctor & Gamble in various sales and marketing assignments. Mr Tough holds an MBA from the University of Western Ontario, Canada, and a BBA from the University of Kentucky.

Mr Tough resides in New Jersey, USA and is aged 55.

PETER L BARNES, B.COM, (HONS) MBA MELB
Appointed Non-executive Director in October 2001. He is Chairman of Samuel Smith & Son Pty Limited and a Director of The News Corporation Limited and Metcash Trading Limited. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.

Mr Barnes brings to the Board his experience in senior roles in finance, marketing and general management in the international arena. His background includes a long career with a leading global consumer marketing organisation in USA, Europe, Asia and Australia.

Mr Barnes resides in Sydney and is aged 61.

L. DALE CRANDALL, MBA UC BERKELEY, CPA
Non-executive Director since November 2002. Director of Union Bank of California, Covad Communications Group and BEA Systems, Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the United States.

Mr Crandall resides in San Francisco, USA and is aged 63.

HERBERT J ELLIOTT, AC, MBE, MA CANTAB.
Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Fortescue Metals Group Limited and Board member of Athletics Australia.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for Puma, the sporting goods company.

Mr Elliott resides in Perth and is aged 66.

MICHAEL J McCONNELL, AB, MBA (HONS) VIRGINIA
Managing Director of Shamrock Capital Advisors Inc. and Shamrock Holdings Inc. and Chairman of Shamrock's Investment Committee. He is also a Director of Neo Technology Ventures and a former Director of Nuplex Industries.

Mr McConnell was appointed to the Board on 16 April 2004, having actively served as Alternate Director to Stanley Gold since October 2002.

Mr McConnell has an investment banking background having served with Kidder Peabody and Merrill Lynch. He received an AB from Harvard University in Economics, and an MBA with honours from The Darden School of The University of Virginia.

Mr McConnell resides in Los Angeles, USA and is aged 38.

STANLEY P GOLD, AB, JD
(ALTERNATE TO MR McCONNELL SINCE 16 APRIL 2004)
Non-executive Director since October 2001. President and Chief Executive Officer of Shamrock Holdings Inc., President of Shamrock Capital Advisors Inc., and Chairman of Tadiran Communications Ltd.

Mr Gold is a former Managing Partner of a prominent Los Angeles law firm and has specialised in corporate acquisitions, sales and financing. He has served as President and Chairman of a number of companies in the United States and Israel.

Mr Gold resides in Los Angeles, USA and is aged 61.



Corporate Governance

INTRODUCTION

The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Listing Rules of the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company's Constitution.

The Board regularly reviews and updates its corporate governance policies, to ensure that the Company's policies remain in accordance with best practice. The Board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance 'best practice'.

The Board has for some time satisfied the recommendations of the ASX Corporate Governance Council and has incorporated its provisions in its periodic review of corporate governance practices.

The corporate governance section of the Company's website contains various material relating to corporate governance, *including Board charter, Committee charters, Code of Conduct and* other information. The link to the corporate governance section of the Ansell website is www.ansell.com.

BOARD RESPONSIBILITIES

The Board has ultimate responsibility to set policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders of the Company. The Board is accountable to shareholders for the performance of the Group.

The Board has the following responsibilities and functions, namely, to:

(a) review and approve corporate strategies, budgets, plans and policies developed by management and evaluate performance of the Group against those strategies and business plans in order to:

  (i) *monitor the performance of functions delegated to the* executive team including the progress of major capital expenditure, capital management, acquisitions, divestitures and strategic commitments; and

  (ii) assess the suitability of the Company's overall strategies, business plans and resource allocation;

(b) appoint a Chief Executive Officer for the ongoing management of the business and its strategies;

(c) regularly evaluate the performance of the Chief Executive Officer and senior management and ensure appropriate executive succession planning is conducted;

(d) monitor financial and business results (including the audit process) to understand at all times the financial position of the Group;

(e) ensure regulatory compliance and maintain adequate risk management processes;

(f) report to shareholders; and

(g) implement a culture of compliance with the highest legal and ethical standards and business practices.

In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

It is also the Company's practice for Directors to visit a number of the Company's facilities in each year. During the 2004 financial year, Board meetings were held in conjunction with visits to Ansell facilities in Europe and South-east Asia.

The Board delegates management of the Company's resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

RISK MANAGEMENT AND CODE OF CONDUCT

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

- a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and
- a process to identify and measure business risk.

The Company also has in place a system of internal controls for the identification and management of financial risk including a system of internal sign-offs to ensure the Company is in compliance with its legal obligations, including those which arise under the US Sarbanes-Oxley Act. The Chief Executive Officer and Chief Financial Officer also provide assurances to the Board as to the integrity of the Company's risk management and internal compliance and control systems, and financial reports.

Ansell is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct, which aims to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on guiding principles whereby Ansell:

- strives to uphold high ethical standards in all corporate activities;
- is committed to competing lawfully, fairly and ethically in the marketplace, consistent with its aim of providing quality products to its customers;
- is committed to pursuing sound growth and earnings goals, by operating in the best interests of the Company and shareholders;
- strives to treat all employees and applicants with fairness, honesty and respect;
- expects all employees to work together for the common good and to avoid placing themselves in a position that is in conflict with the interests of the Company;

- is committed to good corporate citizenship and participating actively in and improving the communities in which the Company does business; and
- expects all employees to conduct themselves in accordance with the guiding principles.

It is the policy of Ansell to comply with the letter and spirit of all applicable laws, including those relating to employment, discrimination, health, safety, medical device, consumer protection, privacy, intellectual property, antitrust, securities and the environment. The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group. No Director, Officer, executive or manager of Ansell has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

The Company has appointed a Compliance Officer to assist in the administration of the Code of Conduct. As part of its commitment to ethical and legal conduct, the Company expects its employees to report information about actual or suspected violations of the Code of Conduct or of law.

The Code of Conduct also sets out the Company's policies in respect of ethical issues such as conflicts of interest, social accountability and fair dealing. In addition, the Company has developed specific policies in relation to several matters covered in the Code of Conduct. These policies, along with the Code of Conduct, are publicly available on the Company's website, **www.ansell.com**.

The Company's ethical practices and procedures are reviewed regularly (most recently in April 2004), and processes are in place to promote and communicate these policies within the Company. Employees and Directors are required to participate in Company-sponsored compliance training programs presented by or on behalf of the Company to ensure that they remain up-to-date regarding relevant legal and industry developments. Assistance is also available to clarify whether particular laws apply and how they may be interpreted.

BOARD COMPOSITION

The Board's policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company's Constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition. Details of the skills, experience and expertise of each Director is set out on page 21 of the Annual Review.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman.

The Board has adopted the definition of independence set out in the IFSA Blue book (December 2002)*. The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

The Company currently has six Directors, one of whom is an Executive Director (the Chief Executive Officer who is also Managing Director). Four of the Non-executive Directors, including the Chairman, are considered to be 'independent'.

The Board considers that, in addition to the Managing Director, Mr M J McConnell is not independent, by virtue of his position as an officer of Shamrock Capital Advisors Inc., a related body corporate of Shamrock Holdings of California Inc., a substantial shareholder.

In addition, Mr S P Gold, who retired as a Director in April 2004, has been appointed as an alternate Director to represent Mr McConnell. This allows the Board to continue to benefit from the experience and insight of Mr Gold from time to time. For the purposes of completeness, Mr Gold does not meet the Board's definition of independence, due to his financial interest in Trefoil International III, L.P., a related body corporate of Shamrock Holdings of California Inc.

Any Director can seek independent professional advice at the Company's expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

BOARD REVIEW AND ELECTION PROCESSES

The Board periodically conducts a formal review of its performance. Such reviews include:

- comparing Board performance against agreed external benchmarks;
- assessment and consideration of the effectiveness and composition of the Board;
- an assessment of the performance of the Chief Executive Officer and Managing Director by the Non-executive Directors;
- assessing whether corporate governance principles are appropriate and reflect 'good practice' by way of self-assessment using a structured approach; and
- assessing whether the expectations of differing shareholder groups have been met.

New Directors are nominated by the Board, as described below, and then must face a vote of shareholders at the next Annual General Meeting in order to be confirmed in office. The criteria for considering new candidates for the Board are set by the Nomination, Remuneration and Evaluation Committee. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

* *Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book*, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

APPOINTMENT TERMS

In order to ensure that composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board and advise the Nomination, Remuneration and Evaluation Committee, prior to accepting a position as a Non-executive Director of another company.

REMUNERATION

In June 2003, the Board resolved to discontinue the practice of paying retirement benefits to Non-executive Directors (notwithstanding the payment of retirement benefits had previously been approved by shareholders). The retirement benefits of existing Non-executive Directors were quantified and paid as at 30 June 2003 as detailed in the Annual Review 2003. The Company has no ongoing liability regarding those amounts. In addition to their fees, Non-executive Directors now only receive Company-sponsored superannuation contributions at rates that accord with statutory requirements.

Full details of the remuneration paid to Non-executive and Executive Directors are set out in the Remuneration section on pages 27 to 29.

DEALING IN SHARES

The Company has adopted a policy on dealing in Ansell shares by Directors and employees generally which is publicly available on the Company's website, www.ansell.com.

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the period immediately following any price-sensitive announcements, including the half-year and full year results and Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman. The relevant interests of each Director in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1	2	3
E D Tweddell	34,220		
P L Barnes	11,685		
D D Tough		675,000	
L D Crandall	8,108		
H J Elliott	8,976		
M J McConnell	26,406		
S P Gold (alternate to M J McConnell)	15,239		16,428,840

1. Beneficially held in own name, or in the name of a trust, nominee company or private company.
2. Beneficial, Executive Share Options (525,000) and Performance Share Rights (PSRs) (150,000). These were granted upon Mr Tough's appointment in May 2004. Details in relation to the options and PSRs are set out on page 28.
3. Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10 per cent limited partnership interest in Trefoil International Investors III, L.P., which is a related body corporate of Shamrock Holdings of California Inc.

Note: In addition, Mr H Boon who retired on 30 June 2004, held, as at the date of his retirement, 56,701 shares beneficially in his own name or in the name of a trust, nominee company or private company, and 1,000,000 options pursuant to the Ansell Limited Stock Incentive Plan. Details in relation to the options and PSRs are set out on page 29.

CONFLICT OF INTEREST

In order to ensure that any 'interests' of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue, or vote in respect of the matter at the meeting where the matter is considered.

BOARD COMMITTEES

The Board has established two standing Committees, being the:

- Audit Committee; and
- Nomination, Remuneration and Evaluation Committee.

The Board periodically reviews the charter of each Committee. These charters are publicly available on the Company's website, www.ansell.com.

The Board also delegates specific functions to ad hoc Committees of Directors on an 'as needs' basis. The powers delegated to these Committees are set out in Board resolutions.

Senior executives attend Board and Committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

AUDIT COMMITTEE

The members of the Audit Committee during the year were all 'independent' Non-executive Directors and comprised:

- Mr P L Barnes (Chair);
- Mr L D Crandall; and
- Mr H J Elliott

Members of the Audit Committee are financially literate and the Board is of the opinion that the members of the Committee possess sufficient financial expertise and knowledge of the industry in which the Company operates. Details of the qualifications of the Audit Committee members are included in this Report on page 21.

The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangements, both internal and external. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company's internal and external auditors, reviews the scope of their activities, reviews the external auditor's remuneration and independence, and advises the Board on their remuneration, appointment and removal. It is Board policy that the lead external audit partner and review partner are each rotated periodically. The Board has adopted a policy in relation to the provision of non-audit services by the Company's external auditor that is based on the principle that work that may detract from the external auditor's independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor. The Company's external auditor has also confirmed its independence to the Directors in accordance with applicable laws and standards.

The Committee also reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported.

The Chief Executive Officer, Chief Financial Officer, Group Chief Accountant, Director – Internal Audit, other relevant Company officers (as required) and the principal external audit partner participate at meetings of the Committee.

NOMINATION, REMUNERATION AND EVALUATION COMMITTEE

The members of the Nomination, Remuneration and Evaluation Committee during the year were all Non-executive Directors and comprised:

- Dr E D Tweddell (Chair);
- Mr P L Barnes;
- Mr S P Gold (until 16 April 2004); and
- Mr M J McConnell (from 16 April 2004),

a majority of whom are 'independent' Non-executive Directors.

This Committee's charter provides for it to periodically review the structure and performance of the Board, Board Committees and individual Directors, and to recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include a candidate's personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board's program.

The Committee also considers matters such as succession and senior executive compensation policy, including short- and long-term incentive plans and the Company's recruitment, retention and termination policies, and advises the Board accordingly. The Committee makes recommendations to the Board regarding the specific remuneration of the Chief Executive Officer (including base pay, incentive payments, equity awards, retirement rights and service contracts). The remuneration of Non-executive Directors is a matter that is determined by the Board, although the Committee may request management or external consultants to provide necessary information upon which the Board may make its determination. The Committee has available to it the services of independent professional advisers to assist in the search for high-calibre people at all levels and ensures that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

DISCLOSURE TO INVESTORS

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime. The Company's Continuous Disclosure Policy is available on its website, at www.ansell.com.

In addition to the Company's obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases, and other investor relations publications on its website.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group's strategy and goals. The Company invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2004

	BOARD		AUDIT		NOMINATION, REMUNERATION & EVALUATION	
	HELD	ATTD	HELD	ATTD	HELD	ATTD
E D Tweddell	7	7			4	4
P L Barnes	7	7	5	5	4	3
H Boon	6	6				
L D Crandall	7	7	5	5		
H J Elliott	7	7	5	5		
M J McConnell	2	2				
S P Gold	5	5*			4	3*

Held – Indicates the number of meetings held while each Director was in office, including meetings of Non-executive Directors only convened in conjunction with meetings of the full Board.

Attd – Indicates the number of meetings attended during the period that each Director was in office.

Mr S P Gold retired on 16 April 2004. Mr M J McConnell was appointed on 16 April 2004.

Mr M J McConnell, who was previously an alternate for Mr Gold, attended two Board meetings as a Director.

*Mr S P Gold, who retired as a Director and was appointed as an alternate for Mr McConnell, did not attend any Board meetings as a Director but was represented at five meetings by his alternate. Mr Gold was represented at two meetings of the Nomination, Remuneration and Evaluation Committee by his alternate.

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 14 August 2003 in relation to the review and lodgement of the 2003 Full Year Results announcement. A meeting of a special Board Committee comprising Dr E D Tweddell and Messrs P L Barnes, L D Crandall and H J Elliott was convened on 1 September 2003 in relation to the signing of the accounts for the year ended 30 June 2003. A special Board Committee comprising Dr E D Tweddell and Mr M J McConnell was convened on 11 February 2004 in relation to the review and lodgement of the Half-Year Results announcement, Reports and financial statements for the six months ended 31 December 2003.

A special Committee of the Board was established to conduct the search for a Chief Executive Officer to replace Mr H Boon who retired on 30 June 2004. This Committee met on numerous occasions during the period leading up to the appointment of Mr Boon's successor.

Directors' and Senior Executives' Remuneration

The Board's Nomination, Remuneration and Evaluation Committee is responsible for reviewing the remuneration policies and practices of the Company, including the compensation arrangements for the Managing Director and senior management and, within the aggregate amount approved by shareholders, the fees for Non-executive Directors. This role also includes responsibility for the Company's equity incentive arrangements. Executive and senior management performance review and succession planning are matters also referred to, and considered by, the Committee.

The Nomination, Remuneration and Evaluation Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors – The fees of the Chairman and Non-executive Directors are set within the aggregate amount approved by shareholders, at levels which represent the responsibilities of, and the time commitments provided by, those Directors in discharging their duties. The total annual amount approved for Ansell is currently $750,000, which was set in 1989. This is a maximum aggregate amount, and the Company does not, at this time, intend distributing that full amount by way of fees.

The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people to consider Board appointment. As noted in the Annual Review 2003, the Board, prior to setting the annual fees for the 2004 financial year, obtained independent expert advice and undertook a review of comparative companies. The fees payable to the Non-executive Directors for this year were adjusted to reflect the termination of the retirement payment arrangements as at 30 June 2003. The Board will continue to review its remuneration strategies in relation to Non-executive Directors from time to time, in line with general industry practice.

Each Non-executive Director is required to reinvest a minimum of 10 per cent of their annual gross fee in acquiring shares in the Company until their shareholding is equal to at least one year's fees, pursuant to the Non-executive Directors' Share Plan. The Plan enables Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company.

The Non-executive Directors' Share Plan is not a performance-based share plan and is not intended as an incentive component of a Non-executive Director's remuneration. Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms).

This Plan essentially involves each Non-executive Director using his or her own after-tax money to buy shares on ASX at market price (i.e. involving no discount) to increase his or her direct holding in the Company. Accordingly, no performance conditions were proposed to attach as a precondition for purchase of the shares. Each Director is, however, generally required to retain shares acquired under the Plan for the period he or she holds office as a Director.

Details of securities acquired on ASX on behalf of Non-executive Directors under the Ansell Non-executive Directors' Share Plan at the prevailing market price during the financial year are set out below in accordance with ASX Listing Rule 10.15A.

DIRECTOR	NUMBER OF SHARES ACQUIRED	DATE OF ACQUISITION	ACQUISITION PRICE
Dr E D Tweddell	853	19/9/2003	$6.84
	904	16/12/2003	$6.46
	842	17/3/2004	$6.94
	749	16/6/2004	$7.80
Mr P L Barnes	337	19/9/2003	$6.84
	355	16/12/2003	$6.46
	330	17/3/2004	$6.94
	293	16/6/2004	$7.80
Mr L D Crandall	1,943	19/9/2003	$6.84
	1,777	16/12/2003	$6.46
	296	17/3/2004	$6.94
	264	16/6/2004	$7.80
Mr H J Elliott	300	19/9/2003	$6.84
	318	16/12/2003	$6.46
	296	17/3/2004	$6.94
	264	16/6/2004	$7.80
Mr M J McConnell	1,406	16/6/2004	$7.80

In addition, Mr S P Gold participated in the Plan prior to his retirement as a Director of the Company, acquiring:

- 1,943 shares on 19/9/2003 at $6.84 per share;
- 1,777 shares on 16/12/2003 at $6.46 per share;
- 2,176 shares on 17/3/2004 at $6.94 per share; and
- 278 shares on 16/6/2004 at $7.80 per share (being purchases from fees paid for the period 1–16 April 2004).

Senior executives – Remuneration levels for Executive Directors and executive management are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities.

Remuneration packages of senior executives incorporate fixed remuneration and short- and long-term performance-based components.

Fixed remuneration – The terms of employment of all executive management contain a fixed remuneration component, or base salary. In general, base salary is dependent upon the level and scope of an executive's position, is targeted at a norm within benchmarked industries, and takes into account individual performance.

Short-term incentive – An annual cash-based incentive program operates to reward individual performance against agreed performance targets. These targets are set with respect to both organisational and individual goals. For the 2004 financial year they include measures related to revenues, EBITA achievement (reflecting specific EBITA commitments made publicly to shareholders), and working capital, and are dependent upon outcomes over three levels: functional/individual, regional and company total. In general, these targets were met. For the 2005 financial year the measures will be related to revenue and EBITA achievement (again reflecting commitments to shareholders), which, in the Board's judgement, are the major internal factors that will directly influence shareholder value. Pursuant to this program, in general, an incentive equal to a set percentage of base salary is determined by the level and scope of the position. Incentive awards can increase for performance meeting set stretch targets.

Long-term incentive – In 2002, the Company established the Ansell Limited Stock Incentive Plan (the Plan). Under the Plan, Ansell may make grants of options or Performance Share Rights (PSRs), which are subject to the achievement of performance targets set by the Board. In general, grants are made annually in three tranches, each linked to Group performance in each of the three successive years. These rights entitle the holder to an equivalent number of fully-paid ordinary shares upon satisfaction of performance targets. The options may be exercised at a price based on the average of the Ansell share price on the five days preceding the date of grant. PSRs, when vested, are converted into fully-paid ordinary shares and issued at no cost to the executive.

The Chief Executive Officer was granted 525,000 options and 150,000 PSRs pursuant to the Plan upon his appointment as an executive officer of the Company. The options and PSRs were granted in three tranches, and are subject to the achievement of long-term performance targets and stretch targets established by the Board. Targets for financial year 2005 and future years are yet to be finalised and are subject to further Board consideration of the next stage of the Company's development under the leadership of the new Chief Executive Officer.

The Chief Financial Officer has been granted options and the Chief Financial Officer and other Group senior executives have been granted PSRs pursuant to the Stock Incentive Plan. In relation to the 2005 financial year, the performance condition applicable to options and PSRs issued to executives other than the Chief Executive Officer is that the EBITA for the Ansell Healthcare business meets or exceeds US$115 million. Performance targets for periods beyond financial year 2005 are also under review pending Board consideration of the next stage of the Company's development under the leadership of the recently-appointed Chief Executive Officer.

Further details regarding the terms of the Stock Incentive Plan, including the number of options and PSRs issued under the Plan, are set out in Note 25 to the financial statements contained in the Financial Report 2004.

Termination payments – The Group has entered into Service Agreements with, or has adopted policies relating to, its senior executive team, which provide for termination payments to be made available in certain circumstances.

The Chief Executive Officer must provide six months notice of his resignation and will, in general, be entitled to a lump-sum termination payment equivalent to 18 months of base salary if the Company wishes to terminate his employment within three years of his commencement date, or 12 months of base salary after the first three years of his employment. In certain circumstances, such as a substantial diminution of responsibility for the Chief Executive Officer, the Company may be deemed to have terminated employment and will be liable to make payments equivalent to 18 months' remuneration.

The potential liability of the Company in relation to the termination of employment of other Group executives is dependent upon the circumstances of the termination, the Company's policies or arrangements with those executives and the laws of the jurisdiction in which the executives are based. For example, while all US-based executives of the Company are considered to be employed 'at-will' and terminable without notice or cause, it is Company policy that senior US executives employed for more than 12 months will, in general, receive termination payments equal to 12 months salary plus certain other benefits.

The Company may summarily terminate the employment of any executive for cause.

As the potential liability of the Group to make termination payments is dependent upon the circumstances giving rise to the cessation of employment and the applicable policies, arrangements or laws, it is not possible to quantify the potential future impact of these agreements on the Company's financial position. However, the Company makes provision for employee entitlements in accordance with applicable Accounting Standards.

The table on the following page (which forms part of the Report of Directors) sets out the remuneration provided to the Directors, the five continuing members of the Executive Committee (the Executive Committee being those officers of the Group with the most authority) receiving the highest remuneration for the year and one former member of the Executive Committee. All values are A$ unless otherwise stated.

	Fixed Base Remuneration (Fees/Salary) $	Incentives[a] $	Superannuation Contribution[b] $	Notional Value of Equity Compensation[c] $	Other[d] $	Total $
NON-EXECUTIVE DIRECTORS						
E D Tweddell	234,375		21,094			255,469
P L Barnes	91,875		8,287			100,162
L D Crandall	82,500		7,425			89,925
H J Elliott	82,500		7,425			89,925
M J McConnell[e]	17,187		1,547			18,734
S P Gold[f]	65,625		5,906			71,531
Total Remuneration – Directors	574,062		51,684			625,746
MANAGING DIRECTOR AND OFFICERS[g] OF THE COMPANY AND THE GROUP						
H Boon, Managing Director and Chief Executive Officer[h][j]	US$ 678,434	US$ 294,353	US$ 250,216	US$ 377,110	US$ 2,048,569	US$ 3,648,682
D Tough, Managing Director and Chief Executive Officer[i][j]	US$ 87,500				US$ 717	US$ 88,217
P Corke, Senior Vice-President, Human Resources & Communications[j]	US$ 224,942	US$ 105,019	US$ 14,118	US$ 68,457	US$ 30,252	US$ 442,788
D Dickson, Head of Global Marketing & Program Director – *Operation Full Potential*[j]	US$ 224,962	US$ 98,017		US$ 41,911	US$ 384,273	US$ 749,163
W Heintz, Senior Vice-President and Regional Director, Europe[k]	€ 223,403	€ 110,201	€ 72,722	€ 88,350	€ 149,933	€ 644,609
R Jilla, Senior Vice-President and Chief Financial Officer[j]	US$ 279,923	US$ 133,310	US$ 20,460	US$ 286,064	US$ 35,938	US$ 755,695
W Reed, Senior Vice-President and Regional Director, Americas[j]	US$ 254,962	US$ 85,678	US$ 13,755	US$ 100,290	US$ 40,715	US$ 495,400
W Reilly, Senior Vice-President and General Counsel[j]	US$ 234,942	US$ 111,801	US$ 13,395	US$ 68,457	US$ 15,533	US$ 444,128
Total Remuneration – Managing Director and Officers	US$ 1,985,665 € 223,403	US$ 828,178 € 110,201	US$ 311,944 € 72,722	US$ 942,289 € 88,350	US$ 2,555,997 € 149,933	US$ 6,624,073 € 644,609

(a) Comprises cash awards payable to senior executives for achieving or exceeding organisational and individual objectives. For financial year 2004 the measures related to achievement of revenue, EBITA and working capital targets. Payout ratios were less than the possible maximum in all cases.

(b) For Directors, includes notional contributions at the rate that satisfies Australian Superannuation Guarantee requirements. No amounts were required to be paid to the Australian superannuation fund in respect of the year ended 30 June 2004 upon advice of the Trustee. For Officers, includes contributions to US benefit or non-qualified pension plans or European pension plan, as applicable. For Mr Boon it also includes an imputed notional contribution to the Australian superannuation fund calculated at an actuarial rate.

(c) In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the fair value of Options or PSRs granted or outstanding during the year. The fair value is determined as at grant and is progressively allocated over the 'vesting period' for these securities. The amount included as remuneration is not related to, nor indicative of, the benefit (if any) that individual executives may ultimately realise should the Options or PSRs vest. Includes for the former Managing Director & Chief Executive Officer and Chief Financial Officer, Options granted in 2002, which have an exercise price of $6.32 and $6.97 respectively. For the Chief Financial Officer, also includes PSRs granted in 2003. For other executives, includes PSRs granted in 2002 and 2003. The notional value relates to Options and PSRs that vested upon achievement of performance conditions applicable to financial year 2004. Further details of Options and PSRs provided to Specified Directors and Executives as remuneration, including the basis of valuation, is included in Notes 25 and 28 to the financial statements contained in the Financial Report 2004.

(d) Includes the cost to the Company of cash benefits such as motor vehicle allowances, home office expenses and executive insurance and, in respect of Messrs Boon and Dickson, contractual payments to executives upon cessation of employment.

(e) Mr M J McConnell was appointed as a Director on 16 April 2004 (previously Mr McConnell was alternate director for Mr Gold).

(f) Mr S P Gold retired as a Director on 16 April 2004, and was appointed alternate director for Mr McConnell on the same date. Mr Gold receives no separate emoluments from the Company for acting as Mr McConnell's alternate.

(g) All Officers are US-based except for Mr Heintz, who is Europe-based.

(h) Mr Boon retired as Group Managing Director and Chief Executive Officer on 30 June 2004, after 28 years with the Group.

(i) Mr Tough was appointed as an executive of the Company effective 11 May 2004, and as Group Managing Director and Chief Executive Officer effective 1 July 2004.

(j) US-based Officers are paid in US$. The average exchange rate for June 2004 is US$0.7016 = A$1.00.

(k) Europe-based Officer is paid in €. The average exchange rate for June 2004 is €0.5775 = A$1.00.

Report of the Directors

This Report by the Directors of Ansell Limited ('the Company') is made for the year ended 30 June 2004 pursuant to Division 1 of Part 2M.3 of the Corporations Act. The information set out below is to be read in conjunction with the section entitled Directors' and Senior Executives' Remuneration appearing on pages 27 to 29 of this Annual Review 2004 and Notes 25 and 28 to the financial statements contained in the Financial Report 2004.

DIRECTORS

The name of each person who has been a Director of the Company during or since the end of the financial year, particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, and the relevant interests of each of those Directors in the share capital of the Company and any related body corporate that have been notified to the Australian Stock Exchange under regulatory requirements, are as set out on pages 21 to 25.

Details of meetings of the Company's Directors (including Meetings of Committees of Directors) and Directors' attendance are set out on page 26. As described on page 25 of this Report, the Board has established both an Audit Committee and a Nomination, Remuneration and Evaluation Committee.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies ('the Group') principally involve the development, manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Consumer Healthcare markets.

In addition, the Company remains a partner in the South Pacific Tyres partnership with The Goodyear Tire and Rubber Company.

DIVIDENDS AND SHARE BUY-BACK

An interim cash dividend of 6 cents per share (unfranked) was paid in respect of the half-year ended 31 December 2003. A final dividend of 7 cents per share (unfranked) in respect of the year ended 30 June 2004 is payable on 14 October 2004 to shareholders registered on 22 September 2004.

The Company, on 30 April 2004, ceased buying back shares under the on-market buy-back announced on 16 April 2003, after buying back 11,199,184 shares (approximately 6% of the shares on issue) for a total outlay of $72.2 million (US$52.9 million). On 3 May 2004, the Company announced that it would undertake a further on-market buy-back of up to 12 million shares as part of a balanced capital management strategy. As at 30 June 2004, the Company had bought back 198,288 shares for $1.47 million (US$1.08million). Purchase of shares under the latter on-market buy-back arrangement were suspended while consideration was given to an alternative off-market buy-back proposal.

On 10 August 2004 the Company announced that the Board was considering a proposal for an off-market buy-back of 17 million shares, or approximately 10% of the shares on issue. The proposal is subject to satisfactory responses being received in relation to specific applications made to the Australian Taxation Office and Australian Securities and Investments Commission. The off-market share buy-back, should it proceed, will require shareholder approval at the Annual General Meeting to be held on 14 October 2004, and full details of the proposal will be included in the Notice of Meeting.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

The Group's continuing international manufacturing operations are subject to environmental regulation in the jurisdictions where the Group operates. The Group has risk management programs in place to address the requirements of these regulations. From time to time, the Group receives notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Group evaluates the options for the matters raised and the associated costs and, where appropriate, makes provision for such costs.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

REVIEW OF OPERATIONS AND RESULTS

The Group operating profit attributable to shareholders after tax of $70.7 million (US$50.4 million) was significantly ahead of the previous year's result of $49.9 million (US$29.3 million).

The result for the 2004 financial year is inclusive of non-recurring items of a net $1.7 million (US$1.2 million) comprising non-cash write-downs of property, equipment and an investment totalling $9.8 million (US$6.9 million), expenses and provisions relating to transitional issues carried over from discontinued businesses and the previous company structure of $9.7 million (US$6.7 million), offset by a cash benefit of $17.8 million (US$12.4 million) from sales tax refunds relating to discontinued businesses in Australia.

Operating earnings before interest, tax and amortisation (EBITA) of the continuing Ansell Healthcare business before unallocated items was down 8.3% from $159.6 million to $146.3 million, but 11.2% higher at US$104.1 million when expressed in the Company's operating currency.

Revenues, expressed in operating currency, increased in each of the Company's three business segments and operating regions. EBITA, again in operating currency, was lower than the previous year in the Consumer Healthcare and Professional Healthcare segments by 10.0% and 9.2% respectively, however, this was offset by an increase of 43.1% in the Occupational Healthcare segment.

The continuing overall improvement in the Company's results reflects initiatives of Ansell's three-year strategic program, Operation Full Potential, that are now embedded in the core operating businesses.

Free cash flow was strong at $134.8 million (US$90.3 million) after distribution of $96.4 million (US$68.7 million) to shareholders by way of dividends and share buy-backs. Net interest bearing debt further reduced, and gearing (net interest bearing debt as a percentage of net interest bearing debt plus equity) was lower at 12.8% compared with 18.1% last year. Interest cover improved to 9.5 times, up from 6.4 times in 2003.

In the opinion of the Directors, other than as referred to in this Report, there were no significant changes in the state of affairs of the Group.

EVENTS AFTER BALANCE DATE

Since the end of the financial year there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

LIKELY DEVELOPMENTS

Certain likely developments in the operations of the Group, and the expected results of those operations, in financial years subsequent to the financial year ended 30 June 2004, are referred to in the Message from the Chairman and in the Chief Executive Officer's Report sections of the Annual Review. In the opinion of the Directors it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

INDEMNITY

Upon his appointment as Managing Director and Chief Executive Officer, Mr D D Tough entered into a Deed of Access, Indemnity and Insurance on terms previously entered into by each Non-executive Director. These Deeds provide for indemnification of the Directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

No Director or Officer of the Company has received the benefit of an indemnity from the Company during or since the end of the year.

Rule 61 of the Company's Constitution also provides an indemnity in favour of Officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such Officers to the extent permitted by law. In accordance with the powers set out in the Constitution, the Company maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2004) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Edward D Tweddell

E D Tweddell
Director

Doyle D Tough

D D Tough
Director

Dated in Melbourne this 31st day of August 2004.

Discussion and Analysis of the Financial Statements

Although the Company reports in Australian dollars, the United States (US) dollar is the predominant global currency of our business transactions and the currency in which the global business is managed. The following discussion and analysis is provided to assist members in understanding the concise financial report and includes references to Australian dollars ($) and US dollars (US$). Presentation of the Company's results in US dollars can be found in the Supplementary Unaudited US Dollar Financial Information set out on pages 47 to 51.

STATEMENT OF FINANCIAL PERFORMANCE

Sales revenue in 2003/2004 from the Healthcare businesses (Occupational, Professional and Consumer) was $1,113.3 million (US$791.9 million) compared with $1,293.6 million (US$758.7 million) in 2002/2003. In US dollar terms Occupational sales increased by 5.8 per cent, Professional sales increased by 2.3 per cent and Consumer sales increased by 4.5 per cent. Healthcare Segment EBITA increased by 11.2 per cent from US$93.6 million ($159.6 million) to US$104.1 million ($146.3 million).

The Occupational business accounted for 49 per cent of Ansell's 2003/2004 sales and 51 per cent of Healthcare Segment EBITA. The sales increase of 5.8 per cent in US dollar terms was driven by a 26 per cent increase in sales of the HyFlex® range and an 8 per cent increase in sales of disposables and critical environment gloves. Sales of knitted gloves showed an encouraging 15 per cent increase in the second half of the year compared to the first half as increased production improved availability. The knitting plant in North Carolina, USA was closed and the Mexican knitting plants' results improved significantly due to this consolidation and improved production process.

The Professional division accounted for 34 per cent of Ansell's 2003/2004 sales and 27 per cent of Healthcare Segment EBITA. Professional sales in US dollar terms increased 2.3 per cent assisted by a marked improvement in examination glove sales in the second half of the year as prices were adjusted to meet the competitive environment created by a stronger Euro. America's sales were lower by 3 per cent as recovery in the surgical glove business was slower than expected. Profitability in Europe and Australia was impacted by currency associated price reductions and worldwide by examination glove competitive price pressures and latex cost increases.

The Consumer division accounted for 17 per cent of Ansell's 2003/2004 sales and 22 per cent of Healthcare Segment EBITA. Consumer sales in US dollar terms increased by 4.5 per cent. This was generated by an increase in condom volumes of 7 per cent primarily due to bid contracts in both Brazil and India which were recorded in the Asia Pacific regional results. Retail condom sales were essentially flat in all regions, where new retail entrants and heightened competition in several markets adversely impacted sales growth and caused additional selling and advertising expenditure. Household glove sales in the second half of the year were 18 per cent below the same period in the prior year primarily due to reductions and clearances of older technology products by the Company's global partner, Freudenberg, in anticipation of deliveries in the coming year of the new Foam-lined gloves.

A review of the carrying value of all assets resulted in non-recurring, non-cash write-downs of $7.4 million (US$5.3 million) for equipment from the now closed Massillon, USA manufacturing facility, $1.4 million (US$0.9 million) for certain US properties and $1.0 million (US$0.7 million) in the book value of the shares held in Ambri Limited. A further $9.7 million (US$6.7 million) charge was incurred in respect of legacy issues including Workers Compensation costs from the GNB sale to Exide of $7.5 million (US$5.2 million). Offsetting these charges was a $17.8 million (US$12.4 million) cash benefit from sales tax refunds related to discontinued businesses.

A reduction in net interest expense by $9.7 million (US$3.6 million) to $16.8 million (US$11.9 million) resulted in interest cover increasing to 9.5 times from 6.4 times last year.

Income tax expense was $20.7 million (US$14.8 million) compared to $26.8 million (US$15.8 million) last year and continues to benefit from the utilisation of unbooked US tax losses.

The net profit after income tax attributable to shareholders for the year was $70.7 million (US$50.4 million) compared to $49.9 million (US$29.3 million) in 2002/2003.

Earnings per share was 39.1 cents (US 27.9 cents) up on the previous year's 26.7 cents (US 15.7 cents). Return on assets increased from 11.7 per cent to 14.0 per cent while return on equity improved from 5.6 per cent to 8.8 per cent.

STATEMENT OF FINANCIAL POSITION

Total assets reduced from $1,578.8 million (US$1,052.7 million) to $1,499.4 million (US$1,032.8) benefiting from reduced amounts invested in working capital, however, available cash reserves increased from $286.0 million (US$190.7 million) to $307.8 million (US$212.0 million). Total liabilities reduced from $734.3 million (US$244.3 million) to $687.6 million (US$195.3 million) predominantly due to a reduction in interest bearing liabilities of $45.6 million (US$21.0 million). The reduced net debt improved balance sheet ratios with gearing (net debt to net debt plus equity) further improved to 12.8 per cent down from 18.1 per cent the previous year. Net debt to equity decreased from 22.0 per cent last year to 14.7 per cent while net liabilities to equity decreased from 53.1 per cent to 46.3 per cent. Restricted deposits of $10.3 million (US$7.1 million) have been set aside to cover the provisions established to address any remaining liability to members of the Group to claims arising with respect to the Accufix Pacing Leads. Restricted deposits at 30 June 2003 totalled $13.8 million (US$9.2 million).

During the year 10.0 million shares were purchased under the buy-back program for a total outlay of $65.4 million (US$47.9 million).

STATEMENT OF CASH FLOWS

Net cash provided by operating activities was $179.2 million (US$127.3 million) compared to $161.6 million (US$95.2 million) in 2002/2003. Capital expenditure of $13.8 million (US$9.8 million) was down on the previous year's $15.4 million (US$9.1 million). During the year the Company returned $96.4 million (US$68.7 million) to shareholders via the share buy-back $65.4 million (US$47.9 million) and dividends $31.0 million (US$20.8 million).

INTEREST COSTS

Net interest expense and borrowing costs for the year were $16.8 million (US$11.9 million) compared with $26.5 million (US$15.5 million) in the previous year. The reduced cost resulted from the continued reduction in net debt, a lower cost of funds as older high-cost borrowings matured and were repaid or replaced by new lower-cost borrowings and a better return on cash. The average cost of debt fell from 6.44% last year to 6.15% in the current year.

On 30 April 2004, the Company entered into a new Revolving Credit Facility comprising a US$200m facility for 5 years and a US$50m facility for 364 days. It is envisaged that the 5 year facility will be used to repay maturing Medium Term Notes while the short-term facility will remain available as required. The new facility will result in a reduction in future borrowing costs.

This facility when combined with the Group's cash on deposit ensures continuing strong financial flexibility and liquidity. At year end the borrowing portfolio's average maturity was 816 days (previous year 699 days) and was approximately 77% fixed and 23% floating interest rate.

RATINGS

The Group's ratings are as follows:

	LONG TERM	OUTLOOK	SHORT TERM
Moody's	Ba2	Positive	Not Prime
Standard & Poor's	BB+	Stable	B

The current ratings from both rating organisations were updated during the year.

WORKING CAPITAL

Ansell Healthcare's days working capital in 2003/2004 was 79.8 days compared to 84.6 days in 2002/2003. This is comprised of the following:

	2004	2003
Inventory Days Held	63.8	66.5
Days Sales Outstanding	59.5	62.2
Days Payable Outstanding	43.5	44.1

DEPRECIATION (INCLUDING AMORTISATION OF LEASEHOLD LAND & BUILDINGS)

	2004 $M	2003 $M	2004 US$M	2003 US$M
Group	25	31	18	18

FACTORIES BY REGION – ANSELL HEALTHCARE

	2004	2003
Asia Pacific	9	9
Americas	5	7
Europe	1	1
TOTAL	15	17

ASSETS EMPLOYED BY REGION – ANSELL HEALTHCARE

	2004 %	2003 %
Asia Pacific	40	38
Americas	35	36
Europe	25	26

Statement of Financial Performance

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2004

	NOTES	CONSOLIDATED 2004 $M	2003 $M
REVENUE			
Total revenue	2	1,131.1	1,320.1
EXPENSES			
Cost of goods sold		662.1	830.4
Selling, distribution and administration		289.8	310.3
Depreciation and amortisation		46.7	56.5
Write-down of assets		9.8	6.1
TOTAL EXPENSES, EXCLUDING BORROWING COSTS		1,008.4	1,203.3
Borrowing costs		29.4	37.8
Share of net gain of associates and joint venture entities		–	0.3
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	3	93.3	79.3
Income tax expense attributable to ordinary activities		20.7	26.8
NET PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		72.6	52.5
Outside equity interests in net profit after income tax		1.9	2.6
NET PROFIT AFTER INCOME TAX ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS		70.7	49.9
NON-OWNER TRANSACTION CHANGES IN EQUITY			
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(7.4)	(71.3)
Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(7.4)	(71.3)
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS	6	63.3	(21.4)

	CENTS	CENTS
Earnings per share is based on net profit after income tax attributable to Ansell Limited shareholders		
Basic earnings per share	39.1	26.7
Diluted earnings per share	39.0	26.6

The above statement of financial performance should be read in conjunction with the discussion and analysis on pages 32 to 34 and the notes to the financial statements set out on pages 40 to 43.

Statement of Financial Position

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES AS AT 30 JUNE 2004

	NOTES	CONSOLIDATED 2004 $M	2003 $M
CURRENT ASSETS			
Cash assets		307.8	286.0
Cash assets – restricted deposits		10.3	13.8
Receivables [b]		228.7	262.4
Inventories		190.5	187.9
Prepayments		11.7	10.9
TOTAL CURRENT ASSETS		749.0	761.0
NON-CURRENT ASSETS			
Receivables [b]		63.6	57.0
Other financial assets [a]		141.4	141.4
Property, plant and equipment		227.8	262.9
Intangible assets		293.4	324.5
Deferred tax assets		24.2	32.0
TOTAL NON-CURRENT ASSETS		750.4	817.8
TOTAL ASSETS		1,499.4	1,578.8
CURRENT LIABILITIES			
Payables		159.4	154.4
Interest bearing liabilities		190.2	151.8
Provisions		52.0	57.5
Current tax liabilities		2.6	3.1
Other		–	1.1
TOTAL CURRENT LIABILITIES		404.2	367.9
NON-CURRENT LIABILITIES			
Payables		3.3	3.2
Interest bearing liabilities		236.0	320.0
Provisions		23.9	21.7
Deferred tax liabilities		20.2	21.5
TOTAL NON-CURRENT LIABILITIES		283.4	366.4
TOTAL LIABILITIES		687.6	734.3
NET ASSETS		811.8	844.5
EQUITY			
Contributed equity		1,383.9	1,448.3
Reserves		(275.6)	(268.9)
Accumulated losses	5	(306.7)	(345.7)
TOTAL EQUITY ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS		801.6	833.7
Outside equity interests		10.2	10.8
TOTAL EQUITY	6	811.8	844.5

(a) Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of $138.0 million (June 2003 $138.3 million).
(b) Includes interest bearing loans to South Pacific Tyres Partnership of $62.8 million (June 2003 $62.7 million).

The above statement of financial position should be read in conjunction with the discussion and analysis on pages 32 to 34 and the notes to the financial statements set out on pages 40 to 43.

Statement of Cash Flows

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2004

	2004 $M	2003 $M
CASH FLOWS RELATED TO OPERATING ACTIVITIES		
Receipts from customers (excluding non-recurring and Accufix Research Institute)	1,155.9	1,357.0
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)	(950.6)	(1,159.9)
Net receipts from customers (excluding non-recurring and Accufix Research Institute)	205.3	197.1
Income taxes paid	(15.9)	(8.6)
Dividends received	–	2.6
Net cash provided by Operating Activities (excluding non-recurring and Accufix Research Institute)	189.4	191.1
Non-recurring payments to suppliers and employees	(7.1)	(26.8)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(3.1)	(2.7)
NET CASH PROVIDED BY OPERATING ACTIVITIES	179.2	161.6
CASH FLOWS RELATED TO INVESTING ACTIVITIES		
Payments for property, plant and equipment	(13.8)	(15.4)
Proceeds from sale of plant and equipment in the ordinary course of business	5.3	6.1
Loans repaid	3.4	4.2
Payments for other investments	(1.3)	–
Proceeds from sale of other investments	–	9.1
NET CASH (USED IN)/PROVIDED BY INVESTING ACTIVITIES	(6.4)	4.0
CASH FLOWS RELATED TO FINANCING ACTIVITIES		
Proceeds from borrowings	104.3	7.8
Repayments of borrowings	(140.9)	(86.9)
Net repayments of borrowings	(36.6)	(79.1)
Proceeds from issues of shares	1.0	1.0
Payments for share buy-back	(65.4)	(8.2)
Dividends paid	(32.7)	(1.7)
Interest received	9.0	8.0
Interest and borrowing costs paid	(28.7)	(37.8)
NET CASH USED IN FINANCING ACTIVITIES	(153.4)	(117.8)
NET INCREASE IN CASH HELD	19.4	47.8
Cash at the beginning of the financial year	297.2	262.3
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	(1.8)	(12.9)
CASH AT THE END OF THE FINANCIAL YEAR	314.8	297.2

The above statement of cash flows should be read in conjunction with the discussion and analysis on pages 32 to 34 and the notes to the financial statements set out on pages 40 to 43.

Industry Segments

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2004

	OPERATING REVENUE		OPERATING RESULT	
	2004 $M	2003 $M	2004 $M	2003 $M
INDUSTRY				
ANSELL HEALTHCARE				
Occupational Healthcare	545.2	624.9	74.2	62.9
Professional Healthcare	381.8	452.6	40.5	53.9
Consumer Healthcare	186.3	216.1	31.6	42.8
TOTAL ANSELL HEALTHCARE	1,113.3	1,293.6	146.3	159.6
Unallocated Items	17.8	26.5	(13.1)	(22.4)
Operating EBITA			133.2	137.2
NON-RECURRING				
DISCONTINUED BUSINESSES				
Net gain on sale of interests in Associated Companies				5.5
Other			17.8	
RATIONALISATION/RESTRUCTURING				
Ansell Healthcare				(4.6)
Other			(9.7)	(5.5)
WRITE-DOWN OF ASSETS				
Ansell Healthcare			(8.8)	
Other			(1.0)	(1.5)
			131.5	131.1
Goodwill amortisation			(21.4)	(25.3)
EARNINGS BEFORE NET INTEREST AND TAX (EBIT)			110.1	105.8
Borrowing Costs Net of Interest Revenue			(16.8)	(26.5)
Operating Profit before Tax			93.3	79.3
Tax			(20.7)	(26.8)
Outside Equity Interests			(1.9)	(2.6)
TOTAL CONSOLIDATED	1,131.1	1,320.1	70.7	49.9
REGIONS				
Asia Pacific	168.2	173.7	41.4	35.9
Americas	544.7	656.0	65.0	80.2
Europe	400.4	463.9	39.9	43.5
TOTAL ANSELL HEALTHCARE	1,113.3	1,293.6	146.3	159.6

	Assets Employed		Liabilities	
	2004 $M	2003 $M	2004 $M	2003 $M
INDUSTRY				
ANSELL HEALTHCARE				
Occupational Healthcare	274.8	284.4	96.1	90.0
Professional Healthcare	277.4	310.8	68.1	63.9
Consumer Healthcare	110.4	111.5	37.2	39.4
TOTAL ANSELL HEALTHCARE	662.6	706.7	201.4	193.3
UNALLOCATED ITEMS	15.6	24.8	463.8	512.7
DISCONTINUED BUSINESSES	209.7	223.0	22.4	28.3
Goodwill and Brand names	293.4	324.5		
Cash	318.1	299.8		
TOTAL CONSOLIDATED	1,499.4	1,578.8	687.6	734.3
REGIONS				
Asia Pacific	268.3	269.5	75.3	78.6
Americas	227.5	256.1	90.6	86.6
Europe	166.8	181.1	35.5	28.1
TOTAL ANSELL HEALTHCARE	662.6	706.7	201.4	193.3

The above industry segments report should be read in conjunction with the discussion and analysis on pages 32 to 34 and the notes to the financial statements set out on pages 40 to 43.

Notes to the Financial Statements

1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

	CONSOLIDATED 2004 $M	2003 $M
2. TOTAL REVENUE		
REVENUE FROM THE SALE OF GOODS	1,113.3	1,293.6
REVENUES FROM OTHER OPERATING ACTIVITIES		
INTEREST RECEIVED OR DUE AND RECEIVABLE		
From related parties	3.5	3.3
From others	9.0	8.0
TOTAL REVENUE FROM OTHER OPERATING ACTIVITIES	12.5	11.3
REVENUE FROM OUTSIDE OPERATING ACTIVITIES		
Proceeds from the sale of non-current assets	5.3	15.2
TOTAL REVENUE	1,131.1	1,320.1

3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

	2004 $M	2003 $M
INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		
Sales Tax Refund	17.8	–
GNB Workers Compensation costs	(7.5)	–
Write-down of Ansell Healthcare fixed assets	(8.8)	–
Write-down of investment	–	(6.1)

	THE COMPANY 2004 $M	2003 $M
4. DIVIDENDS PAID AND DECLARED		
DIVIDENDS PAID		
A final dividend of 11 cents per share for the year ended 30 June 2003 (June 2002 – Nil)	20.4	–
An interim dividend of 6 cents per share for the year ended 30 June 2004 (June 2003 – Nil)	10.6	–
	31.0	–
DIVIDENDS DECLARED		
Since the end of the financial year the Directors declared the following dividend: a final dividend of 7 cents per share, unfranked	12.3	20.4

The financial effect of this dividend has not been brought to account in the financial statements *for the year ended 30 June 2004 and will be recognised in subsequent financial reports.*

DIVIDEND FRANKING ACCOUNT

As a result of entering the Tax Consolidation regime the balance of available franking credits in the franking account as at 30 June 2004 was $2.7 million (2003 – Nil).

	CONSOLIDATED 2004 $M	2003 $M
5. ACCUMULATED LOSSES		
Accumulated losses at the beginning of the financial year	(345.7)	(417.0)
Transfer from/(to) reserves	(0.7)	21.4
Net profit after income tax attributable to Ansell Limited shareholders	70.7	49.9
Dividends paid during the year	(31.0)	–
ACCUMULATED LOSSES AT THE END OF THE FINANCIAL YEAR	(306.7)	(345.7)
6. TOTAL EQUITY RECONCILIATION		
Total equity at the beginning of the financial year	844.5	876.0
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	63.3	(21.4)
Transactions with owners as owners:		
Contributions of equity	1.0	1.0
Share buy-back	(65.4)	(8.2)
Dividends	(31.0)	–
Total changes in outside equity interest	(0.6)	(2.9)
TOTAL EQUITY AT THE END OF THE FINANCIAL YEAR	811.8	844.5

7. NOTES TO THE INDUSTRY SEGMENTS REPORT

(A) UNALLOCATED REVENUE AND COSTS
Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare's Corporate Head Office and non-sales revenue.

(B) CASH
Cash also includes Accufix Pacing Leads restricted deposits.

(C) INTER-SEGMENT TRANSACTIONS
Significant inter-segment sales were made by Asia Pacific – $216.3 million (2003 – $258.2 million) and Americas – $233.0 million (2003 – $254.7 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating Revenue is shown net of inter-segment values. Accordingly, the Operating Revenues shown in each segment reflect only the external sales made by that segment.

(D) INDUSTRY SEGMENTS
The consolidated entity comprises the following main business segments:

- Occupational Healthcare – manufacture and sale of occupational health and safety gloves.
- Professional Healthcare – manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.
- Consumer Healthcare – manufacture and sale of condoms, household gloves and other personal products.
- Discontinued Businesses – represents former Industry Segment businesses which have been sold or abandoned.

(E) REGIONS
The allocation of Operating Revenue and Operating Results reflects the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

- Asia Pacific – manufacturing facilities in four countries and sales.
- Americas – manufacturing facilities in USA and Mexico and significant sales activity.
- Europe – principally a sales region with one manufacturing facility in the UK.

	2004 $M	2003 $M
(F) SEGMENT CAPITAL EXPENDITURE		
Occupational Healthcare	5.4	3.2
Professional Healthcare	4.4	8.6
Consumer Healthcare	3.3	3.4
(G) REGION CAPITAL EXPENDITURE		
Asia Pacific	8.7	10.1
Americas	3.4	4.2
Europe	1.0	0.9
(H) SEGMENT DEPRECIATION		
Occupational Healthcare	8.7	11.0
Professional Healthcare	11.5	15.5
Consumer Healthcare	5.1	4.8
(I) SEGMENT OTHER NON-CASH EXPENSES (EXCLUDING PROVISION FOR RATIONALISATION AND WRITE-DOWN OF ASSETS SEPARATELY DISCLOSED)		
Occupational Healthcare	6.9	8.3
Professional Healthcare	1.5	0.7
Consumer Healthcare	4.9	2.9

8. CONTINGENT LIABILITIES

INDEMNITIES AND GUARANTEES

Ansell Limited ('the Company') has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company's Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders' funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

ACCUFIX LITIGATION

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain Group Companies remain on foot, the majority of which have been brought in France.

As at 30 June 2004, the balance of the provisions made for settlements in relation to claims (approximately A$11.2 million) is considered adequate to address any remaining liability of members of the Ansell Group.

LATEX ALLERGY LITIGATION

As at 30 June 2004, there were approximately 46 product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves. In a number of cases, distributors of latex gloves who have also been named as defendants, are pursuing cross-claims and third party claims against United States Group Companies. It is not possible at this time to quantify the potential financial impact of such cases on the Group.

BUSINESS AND ASSET SALES

The Company and various Group Companies have, as part of the Group's historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

9. CONTINGENT ASSETS

EXIDE CORPORATION

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy ('Non-bankrupt Entities') were transferred to the Delaware bankruptcy court ('the Court') where the Court determined that all of the Ansell Group's claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The Ansell Group has requested that the Court review its decision. The Court has yet to do so. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group, but the Ansell Group only expects to recover stock in the reorganised company (Exide Technologies, Inc.). The ultimate amount of the Ansell Group's claims have not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies Inc. is also undetermined.

10. ENVIRONMENTAL MATTERS

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

Directors' Declaration

In the opinion of the Directors of Ansell Limited, the accompanying concise financial report of the consolidated entity, comprising Ansell Limited and its controlled entities for the year ended 30 June 2004, set out on pages 32 to 43:

(a) has been derived from or is consistent with the Financial Report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

Signed in accordance with a resolution of the directors:

Edward D Tweddell
Director

Douglas D Tough
Director

Dated in Melbourne this 31st day of August 2004

Audit Opinion

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT

To the members of Ansell Limited,

SCOPE

THE FINANCIAL REPORT AND DIRECTORS' RESPONSIBILITY

The concise financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes (1 to 10) and the accompanying discussion and analysis on the statement of financial performance, statement of financial position, and statement of cash flows, (set out on pages 32 to 43) for Ansell Limited ('the Company') and its controlled entities (the 'Consolidated Entity') for the year ended 30 June 2004.

The Directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

AUDIT APPROACH

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the financial report of the Company and its controlled entities for the year ended 30 June 2004. Our audit report on the financial report was signed on 31 August 2004, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which include:

- testing that the information in the concise financial report is consistent with the financial report, and
- *examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not* directly derived from the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the concise financial report of Ansell Limited and its controlled entities for the year ended 30 June 2004 complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

KPMG

KPMG

William J Stevens

William J Stevens
Partner

Dated in Melbourne this 31st day of August 2004

Shareholders

Details of quoted shares held in Ansell Limited as at 18 August 2004.

DISTRIBUTION OF ORDINARY SHAREHOLDERS AND SHAREHOLDINGS

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS		NUMBER OF SHARES	
1 – 1,000	43,855*	82.57	15,458,764	8.79
1,001 – 5,000	8,300	15.62	16,744,540	9.52
5,001 – 10,000	646	1.22	4,572,072	2.60
10,001 – 100,000	264	0.50	6,323,720	3.59
100,001 and over	47	0.09	132,802,025	75.50
	53,112	100%	175,901,121	100%

* Including 1,657 shareholders holding a parcel of shares of less than $500 in value (61 shares), based on market price of $8.33.

Percentage of the total holding of the 20 largest shareholders – 71.45 per cent.

In addition to the foregoing, there were 1,479 members of the Employee Share Plan, holding 149,763 shares, and 749 members of the Executive Share Plan, whose shares are paid to one cent each, holding 714,600 Plan shares.

Voting rights as governed by the Constitution of the Company provide that each ordinary shareholder present in person or by proxy at a meeting shall have:

(a) on a show of hands, one vote only;

(b) on a poll, one vote for every fully paid ordinary share held.

TWENTY LARGEST SHAREHOLDERS	NO. OF FULLY PAID SHARES	% OF ISSUED CAPITAL
National Nominees Limited	39,109,059	22.11
Westpac Custodian Nominees Limited	30,454,617	17.22
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	11,377,071	6.43
J P Morgan Nominees Australia Limited	8,808,419	4.98
ANZ Nominees Limited	6,345,625	3.59
Citicorp Nominees Pty Limited	5,868,111	3.32
RBC Global Services Australia Nominees Pty Limited	4,387,155	2.48
Queensland Investment Corporation	3,503,981	1.98
Cogent Nominees Pty Limited	2,614,993	1.48
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	1,969,992	1.11
AMP Life Limited	1,711,922	0.97
UBS Nominees Pty Ltd <Prime Broking A/C>	1,654,184	0.94
Warbont Nominees Pty Ltd <Unpaid Entrepot A/C>	1,641,632	0.93
RBC Global Services Australia Nominees Pty Limited <BKCUST A/C>	1,600,000	0.90
De Bortoli Wines Pty Limited	1,050,000	0.59
Suncorp General Insurance Ltd <SL Account>	1,000,000	0.57
Equipart Nominees Pty Ltd	935,486	0.53
Westpac Custodian Nominees Limited <ADR Account>	902,428	0.51
Bainpro Nominees Pty Limited	840,077	0.48
Cogent Nominees Pty Limited <SMP Accounts>	587,372	0.33
	126,362,124	71.45

REGISTER OF SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest, as disclosed in substantial shareholder notices to the Company on the respective dates shown, are as follows:

17 December 2003	Perpetual Trustees Australia Limited.	18,138,087	10.31%
26 April 2004	AXA Asia Pacific Holdings Limited	9,359,034	5.32%
27 April 2004	Harris Associates L.P.	20,389,330	11.59%
27 May 2004*	Shamrock Holdings of California Inc. and its related bodies corporate	16,437,905	9.37%
8 June 2004	Maple-Brown Abbott Limited	16,066,726	9.13%

* Advice of change of substantial shareholding was received from Shamrock Holdings of California Inc. subsequent to the table of 20 largest shareholders being compiled.

Supplementary Unaudited US Dollar Financial Information

FOR THE YEAR ENDED 30 JUNE 2004
ANSELL LIMITED AND ITS CONTROLLED ENTITIES

The following unaudited US dollar financial information is supplementary to the Company's concise financial report for the year ended 30 June 2004. It is provided as additional information for the Company's shareholders. This financial information does not form part of the Company's financial statements that are required to be prepared under the Corporations Act 2001, Australian Accounting Standards and the ASX listing rules.

This financial information has been derived from the Company's concise financial report.

Translation of amounts from Australian dollars to US dollars in the Statement of Financial Performance, Statement of Cash Flows and Operating Revenue and Operating Result within the Industry Segments have been made at the average of the 10 a.m. mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2003 to June 2004.

Translation of amounts from Australian dollars to US dollars in the Statement of Financial Position and Assets Employed and Liabilities within the Industry Segments have been made at the 10 a.m. mid buy/sell rate for Australian dollars as quoted by Reuters, on Wednesday 30 June 2004, at US$0.68885 = A$1 (30 June 2003 US$0.66675 = A$1).

Statement of Financial Performance

OF ANSELL LIMITED AND ITS CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2004

	2004 US$M	2003 US$M
REVENUE		
Sales	791.9	758.7
Other revenue	12.7	15.6
Total revenue	804.6	774.3
EXPENSES		
Cost of goods sold	471.0	487.0
Selling, distribution and administration	206.0	182.0
Depreciation and amortisation	33.2	33.1
Write-down of assets	6.9	3.6
TOTAL EXPENSES, EXCLUDING BORROWING COSTS	717.1	705.7
Borrowing costs	20.9	22.2
Share of net gain of associates and joint venture entities	–	0.2
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	66.6	46.6
Income tax expense attributable to ordinary activities	14.8	15.8
NET PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE	51.8	30.8
Outside equity interests in net profit after income tax	1.4	1.5
NET PROFIT AFTER INCOME TAX ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS	50.4	29.3

Earnings per share is based on net profit after income tax attributable to Ansell Limited shareholders

	CENTS	CENTS
Basic earnings per share	27.9	15.7
Diluted earnings per share	27.8	15.6

Statement of Financial Position

OF ANSELL LIMITED AND ITS CONTROLLED ENTITIES AS AT 30 JUNE 2004

	2004 US$M	2003 US$M
CURRENT ASSETS		
Cash assets	212.0	190.7
Cash assets – restricted deposits	7.1	9.2
Receivables [b]	157.5	175.0
Inventories	131.2	125.3
Prepayments	8.1	7.2
TOTAL CURRENT ASSETS	515.9	507.4
NON-CURRENT ASSETS		
Receivables [b]	43.8	38.0
Other financial assets [a]	97.4	94.3
Property, plant and equipment	156.9	175.3
Intangible assets	202.1	216.4
Deferred tax assets	16.7	21.3
TOTAL NON-CURRENT ASSETS	516.9	545.3
TOTAL ASSETS	1,032.8	1,052.7
CURRENT LIABILITIES		
Payables	109.8	103.0
Interest bearing liabilities	131.0	101.2
Provisions	35.8	38.3
Current tax liabilities	1.8	2.1
Other	–	0.7
TOTAL CURRENT LIABILITIES	278.4	245.3
NON-CURRENT LIABILITIES		
Payables	2.3	2.1
Interest bearing liabilities	162.6	213.4
Provisions	16.5	14.5
Deferred tax liabilities	13.9	14.3
TOTAL NON-CURRENT LIABILITIES	195.3	244.3
TOTAL LIABILITIES	473.7	489.6
NET ASSETS	559.1	563.1
EQUITY		
Contributed equity	953.3	965.7
Reserves	(189.9)	(179.3)
Accumulated losses	(211.3)	(230.5)
TOTAL EQUITY ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS	552.1	555.9
Outside equity interests	7.0	7.2
TOTAL EQUITY	559.1	563.1

(a) Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of US$ 95.1 million (June 2003 US$ 92.2 million).
(b) Includes interest bearing loans to South Pacific Tyres Partnership of US$ 43.3 million (June 2003 US$ 41.8 million).

Statement of Cash Flows

OF ANSELL LIMITED AND ITS CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2004

	2004 US$M	2003 US$M
CASH FLOWS RELATED TO OPERATING ACTIVITIES		
Receipts from customers (excluding non-recurring and Accufix Research Institute)	822.2	795.9
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)	(676.3)	(679.9)
Net receipts from customers (excluding non recurring and Accufix Research Institute)	145.9	116.0
Income taxes paid	(11.3)	(5.0)
Dividends received	–	1.5
Net cash provided by Operating Activities (excluding non-recurring and Accufix Research Institute)	134.6	112.5
Non-recurring payments to suppliers and employees	(5.1)	(15.7)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(2.2)	(1.6)
NET CASH PROVIDED BY OPERATING ACTIVITIES	127.3	95.2
CASH FLOWS RELATED TO INVESTING ACTIVITIES		
Payments for property, plant and equipment	(9.8)	(9.1)
Proceeds from sale of plant and equipment in the ordinary course of business	3.7	3.6
Loans repaid	2.4	2.5
Payments for other investments	(0.9)	–
Proceeds from sale of other investments	–	5.3
NET CASH (USED IN)/PROVIDED BY INVESTING ACTIVITIES	(4.6)	2.3
CASH FLOWS RELATED TO FINANCING ACTIVITIES		
Proceeds from borrowings	74.2	4.6
Repayments of borrowings	(100.2)	(51.0)
Net repayments of borrowings	(26.0)	(46.4)
Proceeds from issues of shares	0.7	0.6
Payments for share buy-back	(47.9)	(4.8)
Dividends paid	(21.9)	(1.0)
Interest received	6.4	4.7
Interest and borrowing costs paid	(20.4)	(22.2)
NET CASH USED IN FINANCING ACTIVITIES	(109.1)	(69.1)
NET INCREASE IN CASH HELD	13.6	28.4
Cash at the beginning of the financial year	198.4	148.6
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	4.8	21.4
CASH AT THE END OF THE FINANCIAL YEAR	216.8	198.4

Industry Segments

OF ANSELL LIMITED AND ITS CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2004

	OPERATING REVENUE		OPERATING RESULT	
	2004 US$M	2003 US$M	2004 US$M	2003 US$M
INDUSTRY				
ANSELL HEALTHCARE				
Occupational Healthcare	387.8	366.5	52.8	36.9
Professional Healthcare	271.6	265.5	28.7	31.6
Consumer Healthcare	132.5	126.7	22.6	25.1
TOTAL ANSELL HEALTHCARE	791.9	758.7	104.1	93.6
Unallocated Items	12.7	15.6	(9.2)	(13.1)
Operating EBITA			94.9	80.5
NON-RECURRING				
DISCONTINUED BUSINESSES				
Net gain on sale of interests in Associated Companies				3.2
Other			12.4	
RATIONALISATION/RESTRUCTURING				
Ansell Healthcare				(2.7)
Other			(6.7)	(3.2)
WRITE-DOWN OF ASSETS				
Ansell Healthcare			(6.2)	
Other			(0.7)	(0.9)
			93.7	76.9
Goodwill amortisation			(15.2)	(14.8)
EARNINGS BEFORE NET INTEREST AND TAX (EBIT)			78.5	62.1
Borrowing Costs net of Interest Revenue			(11.9)	(15.5)
Operating Profit before Tax			66.6	46.6
Tax			(14.8)	(15.8)
Outside Equity Interests			(1.4)	(1.5)
TOTAL CONSOLIDATED	804.6	774.3	50.4	29.3
REGIONS				
Asia Pacific	119.7	101.9	29.5	21.1
Americas	387.0	384.7	46.1	47.0
Europe	285.2	272.1	28.5	25.5
TOTAL ANSELL HEALTHCARE	791.9	758.7	104.1	93.6

	ASSETS EMPLOYED		LIABILITIES	
	2004 US$M	2003 US$M	2004 US$M	2003 US$M
INDUSTRY				
ANSELL HEALTHCARE				
Occupational Healthcare	189.3	189.6	66.2	60.0
Professional Healthcare	191.1	207.2	46.9	42.6
Consumer Healthcare	76.0	74.3	25.6	26.3
TOTAL ANSELL HEALTHCARE	456.4	471.1	138.7	128.9
UNALLOCATED ITEMS	10.7	16.6	319.6	341.8
DISCONTINUED BUSINESSES	144.5	148.7	15.4	18.9
Goodwill and Brand names	202.1	216.4		
Cash	219.1	199.9		
TOTAL CONSOLIDATED	1,032.8	1,052.7	473.7	489.6
REGIONS				
Asia Pacific	184.8	179.7	51.9	52.4
Americas	156.7	170.8	62.4	57.8
Europe	114.9	120.6	24.4	18.7
TOTAL ANSELL HEALTHCARE	456.4	471.1	138.7	128.9

ADDITIONAL INFORMATION

	2004 US$M	2003 US$M
(A) SEGMENT CAPITAL EXPENDITURE		
Occupational Healthcare	3.9	1.9
Professional Healthcare	3.1	5.0
Consumer Healthcare	2.4	2.0
(B) REGION CAPITAL EXPENDITURE		
Asia Pacific	6.3	5.9
Americas	2.4	2.5
Europe	0.7	0.5
(C) SEGMENT DEPRECIATION		
Occupational Healthcare	6.3	6.5
Professional Healthcare	8.1	9.1
Consumer Healthcare	3.6	2.8

Investor Information

ANNUAL REPORT

Ansell's Annual Report consists of two documents – the Annual Review 2004 (incorporating the concise financial report to shareholders) and the Financial Report 2004. The Annual Review details the Company's operations and provides a summary of the financial statements. The financial statements and disclosures in the concise financial report have been derived from the Ansell Limited Financial Report 2004. A more complete understanding of the Company's financial performance, financial position and financing and investing activities can be obtained from the Financial Report.

All shareholders are entitled to receive a copy of the Annual Review. Those who do not wish to receive a copy of the Annual Review can have their name deleted from the mailing list by advising the Company in writing. A copy of the Financial Report of the Company and its Controlled Entities is available and will be sent to shareholders, free of charge, on request.

Alternatively, shareholders can access the Financial Report 2004 and other information on the Company and its activities on the internet from Ansell's website at **www.ansell.com**

CHANGE OF ADDRESS

Shareholders should notify the Company in writing immediately there is a change to their registered address. For added protection, shareholders should quote their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

DIVIDEND

A final dividend of 7 cents per share will be paid on 14 October 2004 to shareholders registered on 22 September 2004. The dividend will be unfranked.

Australian shareholders may elect to have cash dividends paid directly into any bank, building society or credit union account in Australia. Shareholders with registered addresses in New Zealand, the UK or the US who receive cash dividends may elect to be paid by cheque in their respective currencies. Shareholders with a registered address in Canada can receive their dividends in US dollars.

COMPANY DIRECTORY

The Annual Review, and the Company's website, are the main sources of information for investors. Shareholders who wish to contact the Company on any matter relating to its activities are invited to contact the most convenient office listed below, or contact the Company via its website at **www.ansell.com**

AUSTRALIA

Att: Mr David Graham
Ansell Limited
Level 3
678 Victoria Street
Richmond VIC 3121
Telephone: (+61 3) 9270 7270
Facsimile: (+61 3) 9270 7300
Email: shareholderenquiries@ap.ansell.com

UNITED STATES

Att: Mr Phil Corke
Ansell Limited
200 Schulz Drive
Red Bank NJ 07701
Telephone: (+1 732) 345 5400
Facsimile: (+1 732) 219 5114
Email: pcorke@ansell.com

ENQUIRIES

Shareholders requiring information about their shareholdings should contact the Company's registry at:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

or

GPO Box 242
Melbourne VIC 3001
Australia

Telephone: (+61 3) 9415 4000
Facsimile: (+61 3) 9473 2555
Shareholder Enquiries 1300 850 505

Or visit their website (**www.computershare.com.au**), where shareholder information can be accessed by clicking on 'Investors' and providing a Securityholder Reference Number (SRN or HIN), Family or Business name and Postcode.

LISTINGS

Ansell Limited shares (Ticker Symbol ANN) are listed on the Australian Stock Exchange. In the US, Ansell shares are traded in the form of American Depositary Receipts (ADRs) on NASDAQ. Each ADR unit represents four ordinary Ansell shares. Cash dividends for ADRs are paid in US dollar denominated cheques and stock dividends are issued in the form of ADRs by the administrator of the program. ADR investors requiring information concerning their shareholding should contact:

JPMorgan Service Center
PO Box 43013
Providence, RI 02940-3013 USA
US Toll Free: (800) 990 1135
Telephone: (+1 781) 575 4328
Facsimile: (+1 781) 575 4082
Email: adr@jpmorgan.com

FINANCIAL CALENDAR – 2005

9 February 2005
Announcement of result for half-year ending 31 December 2004

16 August 2005
Announcement of result for year ending 30 June 2005

13 October 2005
Annual General Meeting

Ansell Offices

REGISTERED OFFICE
Ansell Limited
ABN 89 004 085 330
Level 3, 678 Victoria Street
Richmond VIC 3121
Australia
Telephone: (+61 3) 9270 7270
Facsimile: (+61 3) 9270 7300
Email: shareholderenquiries@ap.ansell.com

Secretary
Robert J. Bartlett

Auditors
KPMG

Lawyers
Freehills

OPERATIONAL HEADQUARTERS
Ansell Healthcare
200 Schulz Drive
Red Bank, NJ 07701
USA
Telephone: (+1 732) 345 5400
Facsimile: (+1 732) 219 5114

REGIONAL SALES & MARKETING OFFICES
Europe:
Ansell Healthcare
Riverside Business Park
"Spey House"
Internationalelaan 55
1070 Brussels
Telephone: (+32 2) 528 7400
Facsimile: (+32 2) 528 7401

Americas:
Ansell Healthcare
200 Schulz Drive
Red Bank, NJ 07701
USA
Telephone: (+1 732) 345 5400
Facsimile: (+1 732) 219 5114

Asia Pacific
Ansell Healthcare
Level 3, 678 Victoria Street
Richmond, VIC 3121
Australia
Telephone: (+61 3) 9270 7270
Facsimile: (+61 3) 9270 7330

Senior Management

Doug Tough
Managing Director & Chief Executive Officer, Ansell Limited
(Red Bank)

Robert Bartlett
Company Secretary & General Manager – Corporate
(Richmond)

Phil Corke
Senior Vice-President, Human Resources & Communications
(Red Bank)

Werner Heintz
Senior Vice-President & Regional Director, Europe
(Brussels)

Rustom Jilla
Senior Vice President & Chief Financial Officer
(Red Bank)

Neil O'Donnell
Senior Vice-President & Regional Director, Asia Pacific
(Richmond)

Scott Papier
Vice-President Global Supply & Logistics
(Red Bank)

William Reed
Senior Vice-President & Regional Director, Americas
(Red Bank)

William Reilly
Senior Vice-President & General Counsel
(Red Bank)

Peter Soszyn
Senior Vice-President & Chief Information Officer
(Red Bank)

Rainer Wolf
Head of Global Manufacturing
(Shah Alam, Malaysia)

Dr Michael Zedalis
Senior Vice-President Science & Technology
(Red Bank)

A complete copy of the financial statements can be obtained from the Ansell website: www.ansell.com

Designed and produced by ard

Ansell

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By: /s/ DAVID M. GRAHAM

Name: DAVID M. GRAHAM

Title: GROUP TREASURER

Date: September 28, 2004